Exhibit 99.1

EXECUTION VERSION

INTERXION HOLDING N.V.,

as the Issuer

THE GUARANTORS PARTY HERETO,

THE BANK OF NEW YORK MELLON, LONDON BRANCH,

as Trustee and Paying Agent

and

THE BANK OF NEW YORK MELLON SA/NV, LUXEMBOURG BRANCH,

as Transfer Agent and Registrar

INDENTURE

Dated as of June 18, 2018

4 3⁄4 % Senior Notes due 2025

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EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF CERTIFICATE OF TRANSFER FOR NOTES
Exhibit C	FORM OF CERTIFICATE OF EXCHANGE FOR NOTES
Exhibit D	FORM OF SUPPLEMENTAL INDENTURE
Exhibit E	AGREED GUARANTEE PRINCIPLES

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INDENTURE dated as of June 18, 2018, among InterXion Holding N.V., a public limited liability company incorporated under the laws of the Netherlands and with its corporate seat at Amsterdam, the Netherlands (the “Issuer”), the Guarantors (as defined herein), The Bank of New York Mellon, London Branch as trustee (the “Trustee”) and paying agent (the “Paying Agent”), and The Bank of New York Mellon SA/NV, Luxembourg Branch as Transfer Agent and Registrar (each, as defined herein).

The Issuer, the Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined herein) of the Issuer’s €1,000,000,000 4 3⁄4% Senior Notes due 2025 (the “Initial Notes”) and the Holders of any Additional Notes (as defined herein).

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

“Acquired Indebtedness” means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from a Person, in each case, whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary or such acquisition, or (3) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Issuer or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, consolidation, acquisition or other combination.

“Additional Assets” means:

(1) any property or assets (other than Capital Stock) used or to be used by the Issuer, a Restricted Subsidiary or otherwise useful (including investments in property or assets for potential future use) in a Similar Business (it being understood that capital expenditures on property or assets already used, or to be used, in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2) the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

“Additional Notes” means additional Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with Section 2.02, Section 2.16 and Section 4.04 hereof.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agents” means each Paying Agent, Transfer Agent and Registrar, and “Agent” means any one of them.

“Agreed Guarantee Principles” means the agreed guarantee principles appended to this Indenture.

“Applicable Law” means any law or regulation.

“Applicable Premium” means the greater of:

(1)	1% of the principal amount of such Note; and

(2)	the excess (to the extent positive) of:

(a)	the present value at such redemption date of (i) the redemption price of such Note at June 15, 2021 (such redemption price (expressed in percentage of principal amount) being set forth in the table set forth in the table in paragraph 5(d) of such Note (excluding accrued and unpaid interest)), plus (ii) all required interest payments due on such Note to and including June 15, 2021 (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Bund Rate at such redemption date plus 50 basis points; over

(b)	the outstanding principal amount of such Note,

in each case, as calculated by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate. Calculation of the Applicable Premium shall not a duty or obligation of the Trustee, the Paying Agent, the Registrar or the Transfer Agent.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of Euroclear and Clearstream.

“Asset Disposition” means:

(a) the voluntary sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Issuer or any of its Restricted Subsidiaries (in each case other than Capital Stock of the Issuer) (each referred to in this definition as a “disposition”); or

(b) the issuance, sale, transfer or other disposition of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with Section 4.04 or directors’ qualifying shares and shares issued to foreign nationals as required under Applicable Law), whether in a single transaction or a series of related transactions, in each case, other than:

(1) a disposition or transfer of assets between or among the Issuer and any of its Restricted Subsidiaries;

(2) a disposition of cash, Cash Equivalents, Temporary Cash Investments or Investment Grade Securities;

(3) a disposition of inventory, receivables, trading stock, equipment or other assets in the ordinary course of business or consistent with past practice or held for sale or no longer used in the ordinary course of business, including any disposition of disposed, abandoned or discontinued operations;

(4) a disposition of obsolete, worn-out, uneconomic, damaged, retired, or surplus property, equipment or other assets or property, equipment, facilities or other assets that are no longer economically practical or commercially desirable to maintain or used or useful in the business of the Issuer and its Restricted Subsidiaries whether now or hereafter owned or leased or acquired in connection with an acquisition or used or useful in the conduct of the business of the Issuer and its Restricted Subsidiaries (including by ceasing to enforce, allowing the lapse, abandonment or invalidation of or discontinuing the use or maintenance of or putting into the public domain any intellectual property that is, in the reasonable judgment of the Issuer or the Restricted Subsidiaries, no longer used or useful, or economically practicable to maintain, or in respect of which the Issuer or any Restricted Subsidiary determines in its reasonable judgment that such action or inaction is desirable);

(5) transactions permitted under Article 5 or a transaction that constitutes a Change of Control;

(6) any disposition, issuance, sale or transfer of Capital Stock (a) by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary, (b) as part of or pursuant to an equity based, equity linked, profit sharing or performance based, incentive or compensation plan approved by the Board of Directors of the Issuer or (c) relating to directors’ qualifying shares and shares issued to individuals as required by Applicable Law;

(7) any disposition, issuance, sale or transfer of Capital Stock, properties or assets in a single transaction or in a series of related transactions with an aggregate fair market value (as determined in good faith by the Issuer) of less than the greater of (a) €75.0 million and (b) 35.0% of LTM EBITDA;

(8) any disposition, issuance, sale or transfer of Capital Stock, properties or assets with an aggregate fair market value (as determined in good faith by the Issuer) of 5% or less of Total Assets;

(9) (a) dispositions in connection with Permitted Liens and (b) the granting of Liens not prohibited by Section 4.06;

(10) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or consistent with past practice or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements or any sale of assets received by the Issuer or a Restricted Subsidiary upon the foreclosure of a Lien granted in favor of the Issuer or any Restricted Subsidiary;

(11) conveyances, sales, transfers, licenses, sublicenses, lease or assignment or other dispositions of intellectual property rights, software or other general intangibles and licenses, sub-licenses, leases or subleases of other tangible and non-tangible property, in each case, in the ordinary course of business or consistent with past practice or pursuant to a research, development or production agreement in which the counterparty to such agreement receives a license or other right in the intellectual property or software that result from such agreement;

(12) the lease, assignment, license, sublease or sublicense of any real or personal property in the ordinary course of business or consistent with past practice;

(13) foreclosure, condemnation, taking by eminent domain or any similar action with respect to any property or other assets;

(14) the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes, including pursuant to any factoring arrangements) of accounts receivable or other loans or notes receivable arising in the ordinary course of business or consistent with past practice, or the conversion or exchange of accounts receivable for notes receivable;

(15) any issuance, sale or transfer of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary or any other disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(16) any disposition, issuance, sale or transfer of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(17) (a) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased and (b) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased);

(18) any disposition of Securitization Assets or Receivables Assets, or participations therein, in connection with any Qualified Securitization Financing or Receivables Facility, or the disposition of an account receivable in connection with any factoring transaction or the collection or compromise thereof or otherwise in the ordinary course of business or consistent with past practice;

(19) any disposition pursuant to a financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Issuer or any Restricted Subsidiary, including Sale and Leaseback Transactions and asset securitizations, permitted by this Indenture;

(20) dispositions of Investments in joint ventures or similar entities to the extent required by, or made pursuant to, customary buy/sell arrangements in joint venture arrangements and similar binding arrangements relating to such entities;

(21) any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation or other claims of any kind;

(22) the unwinding of any Cash Management Services or Hedging Obligations;

(23) the disposal of non-core assets (as determined in good faith by the Issuer) acquired in connection any acquisition;

(24) any disposition of assets pursuant to agreements or arrangements in effect or existence on the Issue Date and any modification, replacement, renewal or extension thereof; and

(25) any disposition of assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Issuer or any Restricted Subsidiary to such Person; provided, however, that the Issuer shall certify that in its opinion, the outstanding transaction will be economically beneficial to the Issuer and its Restricted Subsidiaries (considered as a whole).

“Associate” means (1) any Person engaged in a Similar Business of which the Issuer or the Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (2) any joint venture entered into by the Issuer or any Restricted Subsidiary.

“Bankruptcy Law” means the U.S. Bankruptcy Code or the laws of any other relevant jurisdiction or any political subdivision thereof relating to bankruptcy, insolvency, receivership, winding up, administration, liquidation, examinership, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

“Board of Directors” means (1) with respect to any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner, as applicable, of the partnership or any duly authorized committee thereof; (3) with respect to a limited liability company, the managing member or members or any duly authorized controlling committee thereof; and (4) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision of this Indenture requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors (excluding employee representatives, if any) on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval). Unless the context requires otherwise, Board of Directors means the Board of Directors of the Issuer.

“Bund Rate” as selected by the Issuer, means the yield to maturity at the time of computation of direct obligations of the Federal Republic of Germany (Bunds or Bundesanleihen) with a constant maturity as officially compiled and published in the most recent financial statistics that have become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such financial statistics are not so published or available, any publicly available source of similar market data selected in good faith by the Issuer) most nearly equal to the period from the redemption date to June 15, 2021; provided, however, that if the period from the redemption date to June 15, 2021, is not equal to the constant maturity of a direct obligation of the Federal Republic of Germany for which a weekly average yield is given, the Bund Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of direct obligations of the Federal Republic of Germany for which such yields are given, except that if the period from such redemption date to June 15, 2021, is less than one year, the weekly average yield on actually traded direct obligations of the Federal Republic of Germany adjusted to a constant maturity of one year shall be used. In no case for any purposes in this Indenture shall the Bund Rate be less than 0.00%.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Amsterdam, London, New York or a place of payment under this Indenture are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares of, rights to purchase or acquire, warrants, options or depositary receipts for, or other equivalents of, or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into, or exchangeable for, such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of IFRS, as determined in accordance with IFRS as in effect on the Issue Date. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation required to be capitalized on a balance sheet (excluding any notes thereto) at the time any determination thereof is to be made as determined on the basis of IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1) (a) Euros, Canadian dollars, Swiss Francs, British pounds sterling, U.S. Dollars or any national currency of any member state of the European Union or any country in which the Issuer or a Subsidiary conducts business or is incorporated or organized; or (b) any other currency held by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(2) securities or other direct obligations, issued or directly and fully Guaranteed or insured by the United States of America, Canadian, Norwegian, Swiss or United Kingdom governments, the European Union or any member state of the European Union on the Issue Date or, in each case, any agency or instrumentality thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), with maturities of 24 months or less from the date of acquisition;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender party to the Revolving Credit Facility or by any bank or trust company (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of €250 million;

(4) repurchase obligations for underlying securities of the types described in clauses (2), (3) and (7) of this definition entered into with any bank meeting the qualifications specified in clause (3) of this definition;

(5) readily marketable direct obligations issued by a member state of the European Union, Switzerland, Norway, Canada, the United States of America, any State of the United States or the District of Columbia or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody’s or S&P;

(6) commercial paper and variable or fixed rate notes issued by a bank meeting the qualifications specified in clause (3) above maturing within one year after the date of creation thereof or any commercial paper and variable or fixed rate note issued by, or guaranteed by, a corporation rated at least “A-2” or higher by S&P or “P-2” or higher by Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Issuer) maturing within one year after the date of creation thereof;

(7) Indebtedness or preferred stock issued by Persons with a rating of “BBB-” or higher from S&P or “Baa3” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of 12 months or less from the date of acquisition;

(8) bills of exchange issued in a member state of the European Union, United Kingdom, Switzerland, Canada, the United States of America, any State of the United States or the District of Columbia, eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(9) with respect to a jurisdiction in which the Issuer or a Restricted Subsidiary conducts business or is organized, certificates of deposit, time deposits, recognized time deposits, overnight bank deposits or bankers’ acceptances with any bank, trust company or similar entity, which would rank, in terms of combined capital and surplus and undivided profits or the ratings of its long term debt, among the top five banks in such jurisdiction, in an amount not to exceed cash generated in or reasonably required for operations in such jurisdiction;

(10) interests in any investment company, money market, enhanced high yield fund or other investment fund which invests 90% or more of its assets in instruments of the types specified in clauses (1) through (9) above; and

(11) for purposes of clause (2) of the definition of “Asset Disposition,” the marketable securities portfolio owned by the Issuer and its Subsidiaries on the Issue Date.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): automated clearing house transactions, treasury, depository, credit or debit card, purchasing card, stored value card, electronic fund transfer services and/or cash management services, including controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services or other cash management arrangements in the ordinary course of business or consistent with past practice.

“Change of Control” means:

(1) the Issuer becomes aware of (by way of a report or any other filing pursuant to any public regulatory filing made available to it, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Section 13(d)(3) of the Exchange Act as in effect on the Issue Date), other than one or more Permitted Holders, becoming the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act as in effect on the Issue Date) of more than 50% of the total voting power of the Voting Stock of the Issuer, provided, that for the purposes of this clause (1), no Change of Control shall be deemed to occur by reason of the Issuer becoming a Subsidiary of a Successor Parent; or

(2) the sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole to a Person, other than the Issuer or any of its Restricted Subsidiaries or one or more Permitted Holders; or in connection with a Permitted Reorganization.

“Change of Control Triggering Event” means the occurrence of a Change of Control and a Rating Event.

“Clearstream” means Clearstream Banking S.A., or any successor thereof.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Depositary” means a common depositary of Euroclear and Clearstream, their respective nominees and their respective successors.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including amortization or write-off of (1) intangibles and non-cash organization costs, (2) deferred financing fees or costs and (3) capitalized expenditures, customer acquisition costs and incentive payments, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of favorable or unfavorable lease assets or liabilities, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS and any write-down of assets or asset value carried on the balance sheet.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits, revenue or capital, including federal, state, provincial, territorial, local, foreign, unitary, excise, property, franchise and similar taxes and foreign withholding and similar taxes of such Person paid or accrued during such period, including any penalties and interest relating to any tax examinations (including any additions to such taxes, and any penalties and interest with respect thereto), deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses on any Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate, currency or commodities risk, (y) bank fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (i) through (viii) in clause (1) thereof), to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any (x) Transaction Expenses and (y) any fees, costs, expenses or charges (other than Consolidated Depreciation and Amortization Expense) related to any actual, proposed or contemplated Equity Offering (including any expense relating to enhanced accounting functions or other transactions costs associated with becoming a public company), Investment, acquisition, disposition, recapitalization or the Incurrence of Indebtedness permitted to be Incurred by this Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges (including rating agency fees and related expenses) related to the offering of the Notes, the Revolving Credit Facility, any other Credit Facility or Public Debt and any Securitization Fees, and (ii) any amendment, waiver or other modification of the Notes, the Revolving Credit Facility, Receivables Facilities, Securitization Facilities, any other Credit Facility or Public Debt, any Securitization Fees, any other Indebtedness permitted to be Incurred under this Indenture or any Equity Offering, in each case, whether or not consummated, to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(e) (i) the amount of any restructuring charge, accrual or reserve (and adjustments to existing reserves), transaction or integration cost or other business optimization expense or cost (including charges directly related to the implementation of cost savings initiatives) that is deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs Incurred in connection with acquisitions or divestitures after the Issue Date, including those related to any severance, retention, signing bonuses, relocation, recruiting and other employee related costs, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employment benefit plans (including any settlement of pension liabilities), operational and technology systems development and establishment costs, future lease commitments and costs related to the opening and closure and/or consolidation of facilities and to exiting lines of business and consulting fees Incurred with any of the foregoing and (ii) fees, costs and expenses associated with acquisition related litigation and settlements thereof; plus

(f) any non-cash charges, write-downs, expenses, losses or items reducing Consolidated Net Income for such period including any impairment charges or the impact of purchase accounting; provided that if any such non-cash charge, write-down or item to the extent it represents an accrual or reserve for a cash expenditure for a future period then the cash payment in such future period shall be subtracted from Consolidated EBITDA when paid or other items classified by the Issuer as special items less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period); plus

(g) the amount of board of director fees, management, monitoring, advisory, consulting, refinancing, subsequent transaction, advisory and exit fees (including termination fees) and related indemnities and expenses paid or accrued in such period to any member of the Board of Directors of the Issuer; plus

(h) the amount of “run rate” cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense or loss reductions, other operating improvements and initiatives and synergies projected by the Issuer in good faith to be reasonably anticipated to be realizable or a plan for realization shall have been established within 24 months of the date thereof (which will be added to Consolidated EBITDA as so projected until fully realized) and calculated on a pro forma basis as though such cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period, net of the amount of actual benefits realized prior to or during such period from such actions; provided that all steps have been taken, or are reasonably expected to be taken, in good faith, for realizing such cost savings within 24 months after the date of determination and such cost savings are reasonably identifiable and factually supportable (in the good faith determination of the Issuer); plus

(i) the amount of loss or discount on sale of Securitization Assets, Receivables Assets and related assets to the Securitization Subsidiary in connection with a Qualified Securitization Financing or Receivables Facility; plus

(j) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any severance agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or Net Cash Proceeds of an issuance of Capital Stock (other than Disqualified Stock) of the Issuer; plus

(k) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(l) any net loss included in the Consolidated Net Income attributable to non-controlling interests; plus

(m) realized foreign exchange losses resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Issuer and its Restricted Subsidiaries; plus

(n) net realized losses from Hedging Obligations or embedded derivatives; plus

(o) the amount of any minority interest expense consisting of income attributable to minority equity interests of third parties in any non-wholly-owned Subsidiary; plus

(p) with respect to any joint venture, an amount equal to the proportion of those items described in clauses (a) and (c) above relating to such joint venture corresponding to the Issuer’s and its Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Restricted Subsidiary) to the extent the same was deducted (and not added back) in calculating Consolidated Net Income; plus

(q) earn-out and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments; plus

(r) any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost), and any other items of a similar nature; plus

(s) the amount of expenses relating to payments made to option holders of the Issuer in connection with, or as a result of, any distribution being made to equityholders of the Issuer, which payments are being made to compensate such option holders as though they were equityholders at the time of, and entitled to share in, such distribution, in each case, to the extent permitted under this Indenture; plus

(t) the amount of any losses, charges, expenses, costs or other payments (including all fees, expenses or charges related thereto) (i) in respect of rental space or other facilities no longer used or useful in the conduct of the business of the Issuer or its Restricted Subsidiaries, abandoned, closed, disposed or discontinued operations and any losses on disposal of abandoned, closed or discontinued operations and (ii) in respect of opening new or expanding existing data centers, office space and other facilities related thereto, and start-up period prior to opening, that are operated, or to be operated, by the Issuer or any Restricted Subsidiary; plus

(u) to the extent not already otherwise included herein, adjustments and add-backs similar to those, or of the nature of those, made in calculating “Adjusted EBITDA” included in the Offering Memorandum; plus

(v) without duplication of amounts already included in the calculation of Consolidated EBITDA, an amount attributable to an increase in rentable and/or licensable real property calculated as the greater of (i) actual Consolidated EBITDA attributable to such new rentable or licensable space for the relevant period on an annualized basis; and (ii) the amount that would have been attributable to such new rentable or licensable space pursuant to lease, rental or licensing arrangements that are contracted for as of the relevant date of determination had that space been rented or licensed during the most recent four consecutive fiscal quarters ending immediately prior to the relevant date of determination (as reasonably determined in good faith by the Issuer); and

(2) decreased (without duplication) by non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (in each case, determined on the basis of IFRS), to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of any Hedging Obligations or other derivative instruments pursuant to IFRS), (d) the interest component of Capitalized Lease Obligations, (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, (f) costs associated with Hedging Obligations (excluding amortization of fees or any non-cash interest expense attributable to the movement in mark-to-market valuation of such obligations), and (g) cash interest actually paid by the Issuer or any Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, and excluding (i) Securitization Fees, (ii) penalties and interest relating to taxes, (iii) any additional cash interest owing pursuant to any registration rights agreement, (iv) accretion or accrual of discounted liabilities other than Indebtedness, (v) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or purchase accounting in connection with any acquisition, (vi) amortization or write-off of deferred financing fees, debt issuance costs, debt discount or premium, terminated Hedging Obligations and other commissions, financing fees and expenses and original issue discount with respect to Indebtedness and, adjusted to the extent included, to exclude any refunds or similar credits received in connection with the purchasing or procurement of goods or services under any purchasing card or similar program, (vii) any expensing of bridge, commitment and other financing fees, (viii) interest with respect to Indebtedness of any parent of such Person appearing upon the balance sheet of such Person solely by reason of push-down accounting under IFRS, but excluding, for the avoidance of doubt, any Additional Amounts paid with respect to the Notes); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis on the basis of IFRS after any reduction in respect of Preferred Stock dividends; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary (other than any net income (loss) from investments recorded in such Person under the equity method of accounting), except that the Issuer’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that (as reasonably determined by an Officer of the Issuer) could have been distributed by such Person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution or return on investment;

(2) any net gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized upon the sale or other disposition of any asset (including pursuant to any Sale and Leaseback Transaction) or disposed or discontinued operations of the Issuer or any of its Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the Issuer);

(3) any extraordinary, exceptional, unusual or non-recurring gain, loss, charge or expense, including Transaction Expenses or any charges, expenses or reserves in respect of any restructuring, redundancy or severance expense or relocation costs, one-time compensation charges, integration and facilities’ opening costs and other business optimization expenses and operating improvements (including related to new product introductions and the build-out, renovation and expansion of data centers), systems development and establishment costs, accruals or reserves (including restructuring and integration costs related to acquisitions after the Issue Date and adjustments to existing reserves), whether or not classified as restructuring expense on the consolidated financial statements, signing costs, retention or completion bonuses, transition costs, costs related to closure/consolidation of facilities, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities), litigation or any asset impairment charges or the financial impacts of natural disasters (including fire, flood and storm and related events), contract terminations and professional and consulting fees Incurred with any of the foregoing;

(4) the cumulative effect of a change in law, regulation or accounting principles, including any impact resulting from an election by the Issuer to apply GAAP at any time following the Issue Date;

(5) any (a) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions, any non-cash net after tax gains or losses attributable to the termination or modification or revaluation of any employee pension benefit plan and any charge or expense relating to any payment made to holders of equity based securities or rights in respect of any dividend sharing provisions of such securities or rights, and (b) income (loss) attributable to deferred compensation plans or trusts;

(6) all deferred financing costs written off and premiums paid or other expenses Incurred directly in connection with any early extinguishment of Indebtedness (including Hedging Obligations) and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(7) any unrealized gains or losses in respect of any Hedging Obligations or other financial instruments or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of any Hedging Obligations;

(8) any fees, expenses and other charges (including any transaction or retention bonus or similar payment) incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, reorganization, restructuring, asset disposition, issuance or repayment of Indebtedness, issuance of Capital Stock, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs Incurred during such period as a result of any such transaction, in each case, whether or not successful;

(9) any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person, and any unrealized foreign currency transaction gains or losses in respect of Indebtedness or other obligations of the Issuer or any Restricted Subsidiary owing to the Issuer or any Restricted Subsidiary and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(10) any unrealized or realized gain or loss due solely to fluctuations in currency values and the related tax effects, determined in accordance with IFRS;

(11) any recapitalization accounting or purchase accounting effects, including, but not limited to, adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by IFRS and related authoritative pronouncements (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries), as a result of any consummated acquisition (including the Refinancing), or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(12) any impairment charge, write-off or write-down, including impairment charges, write-offs or write-downs related to intangible assets, long-lived assets, goodwill, investments in debt or equity securities (including any losses with respect to the foregoing in bankruptcy, insolvency or similar proceedings) and the amortization of intangibles arising pursuant to IFRS;

(13) any effect of income (loss) from the early extinguishment or cancellation of Indebtedness or any Hedging Obligations or other derivative instruments;

(14) accruals and reserves that are established or adjusted (including any adjustment of estimated payouts on existing earn-outs) that are so required to be established as a result of the Refinancing in accordance with IFRS, or changes as a result of adoption or modification of accounting policies;

(15) any costs associated with the Refinancing;

(16) any non-cash expenses, accruals or reserves related to adjustments to historical tax exposures and any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Refinancing, or the release of any valuation allowances related to such item;

(17) (a) payments to third parties in respect of research and development, including amounts paid upon signing, success, completion and other milestones and other progress payments, to the extent expensed and (b) effects of adjustments to accruals and reserves during a period relating to any change in the methodology of calculating reserves for returns, rebates, deposits and other chargebacks (including government program rebates);

(18) any net gain (or loss) from disposed, abandoned, ceased or discontinued operations, including data centers and other related facilities and services and any net gain (or loss) on disposal of disposed, discontinued, ceased or abandoned operations, including data centers and other related facilities and services; and

(19) any one-time non-cash charges or any amortization or depreciation, in each case, to the extent related to any acquisition of another Person or business or resulting from any reorganization or restructuring involving the Issuer or its Subsidiaries.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include (1) any expenses and charges that are reimbursed by indemnification or other reimbursement provisions in connection with any investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed and only to the extent that such amount is (a) not denied by the applicable payor in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days) and (2) to the extent covered by insurance (including business interruption insurance) and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Controlled Investment Affiliate” means, as to any Person, any other Person, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Issuer and/or other companies.

“Credit Facility” means, with respect to the Issuer or any of its Subsidiaries, one or more debt facilities, indentures, instruments or other arrangements (including the Revolving Credit Facility or commercial paper facilities and overdraft facilities) with banks, other financial institutions, funds, governmental or quasi-governmental agencies or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under the original Revolving Credit Facility or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Issuer as additional borrowers or guarantors, or releases of Subsidiaries as borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Custodian” means any receiver, examiner, trustee, assignee, liquidator, custodian, administrator, administrative receiver or similar official under any Bankruptcy Law.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Issuer or any Restricted Subsidiary) of non-cash consideration received by the Issuer or any of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents or Temporary Cash Investments received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.05.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2) is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Notes or (b) the date on which there are no Notes outstanding; provided, however, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the issuer thereof to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all the securities into which it is convertible or for which it is exchangeable) provide that the

Issuer may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) pursuant to such provision prior to compliance by the Issuer with Sections 4.05 and 4.07; provided further, however, that if such Capital Stock is issued to any future, current or former employee, director, officer, contractor or consultant (or their respective Controlled Investment Affiliates (including any future, current or former employee, director, officer, contractor or consultant) excluding Immediate Family Members)), of the Issuer, any of its Subsidiaries or any other entity in which the Issuer or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors (or the compensation committee thereof) or any other plan for the benefit of current, former or future employees (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer or its Subsidiaries or by any such plan to such employees (or their respective Controlled Investment Affiliates or Immediate Family Members), such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory, contractual or regulatory obligations.

“Equity Offering” means (1) a sale of Capital Stock of the Issuer (other than Disqualified Stock), or (2) the sale of Capital Stock or other securities by any Person, the proceeds of which are contributed to the equity of the Issuer or any of its Restricted Subsidiaries.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into escrow accounts with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow accounts upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Euro” or “€” means the single currency of participating member states of the economic and monetary union as contemplated in the Treaty on European Union.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than Euro, as of any date, the amount of Euro obtained by converting such other currency into Euro at the spot rate for the purchase of Euro with the applicable other currency as published in The Financial Times (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by the Issuer) within two Business Days of such determination.

“Euroclear” means Euroclear Bank SA/NV or any successor thereof.

“European Government Obligations” means direct obligations of, or obligations guaranteed by, a member state of the European Union, and the payment for which s such member state of the European Union pledges its full faith and credit.

“Exchange” means the Official List of The International Stock Exchange.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Existing Notes” means the Issuer’s €625.0 million aggregate principal amount of 6.00% Senior Secured Notes due 2020.

“fair market value” wherever such term is used in this Indenture (except as otherwise specifically provided in this Indenture), may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of the Issuer setting out such fair market value as determined by such Officer or such Board of Directors in good faith, and may take into consideration the fair market value of a group of assets being transferred and any liabilities, encumbrances or restrictions relating to such assets.

“FATCA Withholding” means any withholding or deduction required pursuant to an agreement described in section 1471(b) of the Code, or otherwise imposed pursuant to sections 1471 through 1474 of the Code, any regulations or agreements thereunder, any official interpretations thereof, or any law implementing an intergovernmental approach thereto.

“Fitch” means Fitch Ratings, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Fixed Charge Coverage Ratio” means, with respect to any Person on any determination date, the ratio of (1) Consolidated EBITDA of such Person for the most recent four consecutive fiscal quarters ending immediately prior to such determination date (the “reference period”) for which internal consolidated financial statements are available to (2) the Fixed Charges of such Person for such four-quarter reference period. In the event that the Issuer or any Restricted Subsidiary Incurs, assumes, guarantees, redeems, defeases, retires, extinguishes or otherwise discharges any Indebtedness or has caused any Reserved Indebtedness Amount to be deemed to be Incurred during such period or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the reference period but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, deemed Incurrence, assumption, guarantee, redemption, defeasance, retirement, extinguishment or other discharge of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation shall not give effect to (i) any Indebtedness Incurred on such determination date pursuant to the provisions described in Section 4.04(b) (other than Indebtedness Incurred pursuant to Section 4.04(b)(5)) or (ii) the discharge on such determination date of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to the provisions described in Section 4.04(b) (other than Indebtedness Incurred pursuant to Section 4.04(b)(5)).

For purposes of making the computation referred to above, any Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed, ceased or discontinued operations that have been made by the Issuer or any of its Restricted Subsidiaries, during the reference period or subsequent to the reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged or amalgamated with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or disposed or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation, ceased or disposed or discontinued operations had occurred at the beginning of the reference period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Issuer (and may include cost savings, expense reductions and synergies reasonably expected to occur, including from the result of a disposition or ceased or discontinued operations, as though such cost savings, expense reduction and synergies had been achieved on the first day of the relevant four-quarter reference period). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire reference period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the reference period except to the extent such revolving credit facility has been permanently repaid. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Restricted Subsidiary of such Person during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during this period.

“GAAP” means generally accepted accounting principles in the United States, Canada or in any of any member state of the European Union or Switzerland.

“Global Note Legend” means the legend set forth in Section 2.06(f)(2) hereof, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means the Rule 144A Global Notes and the Regulation S Global Notes.

“Guarantee” means, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided, however, that the term “Guarantee” will not include (a) any liability pursuant to or in connection with a declaration of joint and several liability as referred to in section 2:403 of the Dutch Civil Code (and any residual liability under such declaration, as referred to in section 2:404 (2) of the Dutch Civil Code); (b) any joint and several liability or any netting or set off arrangement arising in each case by operation of law as a result of the existence or establishment of a fiscal unity (fiscale eenheid) for Dutch corporate income tax or value added tax purposes or any analogous arrangement in any other jurisdiction of which the Issuer or a Restricted Subsidiary is or becomes a member; (c) endorsements for collection or deposit in the ordinary course of business or consistent with past practice and (d) standard contractual indemnities or product warranties provided in the ordinary course of business, and provided further that the amount of any Guarantee shall be deemed to be the lower of (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made and (ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee or, if such Guarantee is not an unconditional guarantee of the entire amount of the primary obligation and such maximum amount is not stated or determinable, the amount of such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith. The term “Guarantee” used as a verb has a corresponding meaning.

“Group ” means the Issuer and its subsidiaries, or the consolidated operations thereof.

“Guarantors” means InterXion HeadQuarters B.V., InterXion Nederland B.V., InterXion Operational B.V., InterXion Datacenters B.V., InterXion Real Estate Holding B.V., InterXion Real Estate I B.V., InterXion Real Estate X B.V., InterXion Österreich GmbH, InterXion Belgium NV, InterXion France S.A.S., InterXion Deutschland GmbH, InterXion Ireland Designated Activity Company, InterXion Carrier Hotel Limited, InterXion Sverige AB, InterXion España S.A., InterXion Science Park B.V., InterXion Real Estate XIII B.V., InterXion Real Estate XVI B.V. and any other Restricted Subsidiary that Guarantees the Notes, in each case, until such Guarantee is released in accordance with the terms of this Indenture. For the avoidance of doubt, if a Notes Guarantee is released in accordance with the terms of this Indenture, the entity that provided a Notes Guarantee shall no longer be considered a “Guarantor.”

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate hedge agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, commodity purchase agreement, commodity futures or forward agreement, commodity option agreement, commodities derivative agreement, foreign exchange agreement, currency swap agreement, currency futures agreement, currency option agreement, currency derivative or similar agreements providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies and Power Agreements.

“Holder” means each Person in whose name the Notes are registered on the Registrar’s books, which shall initially be the respective nominee of Euroclear or Clearstream, as applicable.

“IFRS” means International Financial Reporting Standards (formerly International Accounting Standards) (1) endorsed from time to time by the European Union or any variation thereof or (2) as promulgated from time to time by the International Accounting Standards Board with which the Issuer or its Restricted Subsidiaries are, or may be, required to comply, as in effect on the Issue Date or, with respect to Section 4.02, as in effect from time to time. Except as otherwise set forth in this Indenture, all ratios, baskets and calculations based on IFRS contained in this Indenture shall be computed in accordance with IFRS as in effect on the Issue Date. At any time after the Issue Date, the Issuer may elect to establish that IFRS shall mean the IFRS as in effect on or prior to the date of such election; provided, that any such election, once made, shall be irrevocable. At any time after the Issue Date, the Issuer may elect to apply GAAP accounting principles in lieu of IFRS and, upon any such election, references herein to IFRS shall thereafter be construed to mean GAAP (except as otherwise provided in this Indenture), including as to the ability of the Issuer to make an election pursuant to the previous sentence; provided, that any such election, once made, shall be irrevocable; provided, further, that any calculation or determination in this Indenture that require the application of IFRS for periods that include fiscal quarters ended prior to the Issuer’s election to apply GAAP shall remain as previously calculated or determined in accordance with IFRS; provided, further again, that the Issuer may only make such election if it also elects to report any subsequent financial reports required to be made by the Issuer in accordance with such GAAP. The Issuer shall give notice of any such election made in accordance with this definition to the Trustee. Notwithstanding any of the foregoing, the impact of IFRS 16 (Leases) and any successor standard thereto (or any equivalent measure under GAAP) shall be disregarded with respect to all ratios, calculations and determinations based upon IFRS to be calculated or made, as the case may be, pursuant to this Indenture and (without limitation) any lease, concession or license of property that would be considered an operating lease under IFRS (or, as applicable, GAAP) as of the Issue Date and any guarantee given by the Issuer or any Restricted Subsidiary in the ordinary course of business solely in connection with, and in respect of, the obligations of the Issuer or any Restricted Subsidiary under any such operating lease shall be accounted for in accordance with IFRS (or, as applicable, GAAP) as in effect on the Issue Date.

“Immediate Family Members” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Incur” means issue, create, assume, enter into any Notes Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder, subject to the definition of “Reserved Indebtedness Amount” and related provisions.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of indebtedness of such Person for borrowed money;

(2) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables or other obligations that are not themselves Indebtedness and such obligations are satisfied within 60 days of Incurrence), in each case, only to the extent that the underlying obligation in respect of which the instrument was issued would be treated as Indebtedness;

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables or similar obligation, including accrued expenses owed, to a trade creditor, or, in connection with the development or expansion of new or existing data centers), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5) Capitalized Lease Obligations of such Person;

(6) the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Issuer) and (b) the amount of such Indebtedness of such other Persons;

(8) Guarantees by such Person of the principal component of Indebtedness of the type referred to in clauses (1), (2), (3), (4), (5) and (9) of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement), with respect to clauses (1), (2), (4) and (5) above, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness. Indebtedness represented by loans, notes or other debt instruments shall not be included to the extent funded with the proceeds of Indebtedness which the Issuer or any Restricted Subsidiary has guaranteed or for which any of them is otherwise liable and which is otherwise included.

Notwithstanding the above provisions, in no event shall any of the following constitute Indebtedness:

(i) Contingent Obligations Incurred in the ordinary course of business or consistent with past practice, or any buy-back obligations with regards to stock and inventory under agreements entered into by franchisees with their third party financing sources, in each case, other than Guarantees or other assumptions of Indebtedness of such franchisee;

(ii) Cash Management Services;

(iii) any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under IFRS as in effect on the Issue Date, or any prepayments of deposits received from clients or customers in the ordinary course of business or consistent with past practice;

(iv) obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) incurred prior to the Issue Date or in the ordinary course of business or consistent with past practice;

(v) in connection with the purchase by the Issuer or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(vi) for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage taxes;

(vii) obligations under, or in respect of, Qualified Securitization Financing or Receivables Facilities;

(viii) Capital Stock (other than Disqualified Stock of the Issuer and Preferred Stock of a Restricted Subsidiary);

(ix) amounts owed to dissenting stockholders pursuant to Applicable Law (including in connection with, or as a result of, exercise of appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole, that complies with Article 5;

(x) non-interest bearing installment obligations and accrued liabilities Incurred in the ordinary course of business that are not more than 120 days past due and any accrued expenses and trade payables and obligations arising in connection with the payment of any annual insurance premium or software license by installments;

(xi) (A) guarantees, letters of credit (to the extent not drawn or satisfied within 60 days of such drawing) or similar instruments in the ordinary course of business (or provided to credit insurers relating to ordinary course of business payables of the Issuer and its Restricted Subsidiaries) or (B) other Indebtedness in respect of standby letters of credit, performance bonds or surety bonds provided by the Issuer or any Restricted Subsidiary in the ordinary course of business to the extent such letters of credit or bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit or bond; and

(xii) Indebtedness Incurred by the Issuer or one of the Restricted Subsidiaries in connection with a transaction where (A) such indebtedness is borrowed from a bank or trust company, having a combined capital and surplus and undivided profits of not less than €250 million, whose debt has a rating immediately prior to the time such transaction is entered into, of at least A or the equivalent thereof by S&P and A2 or the equivalent thereof by Moody’s and (B) a substantially concurrent Investment is made by the Issuer or a Restricted Subsidiary in the form of cash deposited with the lender of such indebtedness, or a Subsidiary or Affiliate thereof, in amount equal to such indebtedness.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of advances, loans or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business or consistent with past practice, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of IFRS; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business or consistent with past practice will not be deemed to be an Investment.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States of America or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities issued or directly and fully guaranteed or insured by the European Union or a member of the European Union, the United Kingdom, Switzerland or Norway or any agency or instrumentality thereof (other than Cash Equivalents);

(3) debt securities or debt instruments with a rating of “BBB-” or higher from S&P or “Baa3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(4) investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution; and

(5) any investment in repurchase obligations with respect to any securities of the type described in clauses (1), (2) and (3) above which are collateralized at par or over.

“Investment Grade Status” shall occur when the Notes receive two of the following:

(1) a rating of “BBB-” or higher from S&P;

(2) a rating of “Baa3” or higher from Moody’s; or

(3) a rating of “BBB-” or higher from Fitch,

or the equivalent of such rating by such rating organization or, if no rating of S&P, Moody’s or Fitch then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

“Issue Date” means June 18, 2018.

“Issuer” means InterXion Holding N.V. and any successor thereto.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, hypothecation or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“LTM EBITDA” means Consolidated EBITDA of the Issuer and its Restricted Subsidiaries measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal consolidated financial statements of the Issuer are available, in each case, with pro forma adjustments consistent with the pro forma adjustments set forth in the definition of “Fixed Charge Coverage Ratio.”

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees, contractors or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer or any Restricted Subsidiary:

(1) (a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or consistent with past practice or (b) for purposes of funding any such person’s purchase of Capital Stock of the Issuer or its Subsidiaries with (in the case of this clause (1)(b)) the approval of the Board of Directors of the Issuer; or

(2) in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office.

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case, net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid, reasonably estimated to be actually payable or accrued as a liability under IFRS (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Issuer and after taking into account any available tax credits or deductions), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which (a) is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or (b) which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by Applicable Law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders (other than the Issuer or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition;

(4) the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition, including pension and other post-employment benefits liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such transaction; and

(5) any funded escrow established pursuant to the documents evidencing any such sale or disposition to secure any indemnification obligations or adjustments to the purchase price associated with any such Asset Disposition.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of Taxes paid or reasonably estimated to be actually payable as a result of such issuance or sale (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Issuer and after taking into account any available tax credit or deductions).

“Notes” means the Initial Notes and any Additional Notes.

“Notes Documents” means the Notes (including Additional Notes) and this Indenture.

“Notes Guarantee” means the guarantees of the Notes that will be provided on the Issue Date by each Guarantor.

“Obligations” means any principal, interest (including Post-Petition Interest and fees accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer or any Guarantor whether or not a claim for Post-Petition Interest or fees is allowed in such proceedings), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the final offering memorandum, dated as of June 8, 2018, relating to the Notes.

“Officer” means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, any Managing Director, the Secretary or any Assistant Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an “Officer” for the purposes of this Indenture by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel that is reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to the Issuer or its Subsidiaries.

“Pari Passu Indebtedness” means Indebtedness (1) of the Issuer which ranks equally in right of payment to the Notes or (2) of any Guarantor which ranks equally in right of payment to the Notes Guarantee of such Guarantor.

“Participant” means, with respect to Euroclear or Clearstream, a Person who has an account with, Euroclear or Clearstream, respectively.

“Paying Agent” means any Person authorized by the Issuer to pay the principal of (and premium, if any) or interest on any Note on behalf of the Issuer.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash and/or Cash Equivalents between the Issuer or any of the Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with Section 4.05.

“Permitted Holder” means, collectively, (1) any one or more Persons, together with such Person’s Affiliates, whose beneficial ownership constitutes or results in a Change of Control that is either not deemed to be a Change of Control Triggering Event or in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture, and (2) any “group” (within the meaning of Section 13(d)(3) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that in the case of such group and without giving effect to the existence of such group or any other group, Persons referred to in clause (1), collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer held by such group.

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other Obligations in an aggregate principal amount not to exceed the greater of (a) €250.0 million and (b) 120.0% of LTM EBITDA at the time Incurred;

(2) pledges, deposits or Liens under workmen’s compensation laws, payroll taxes, unemployment insurance laws, social security laws or similar legislation (including, for the avoidance of doubt, any security or quasi-security given in order to comply with the requirements of section 8a of the German Act on Partial Retirement (Altersteilzeitgesetz) or of section 7e of the German Social Security Code Part IV (Sozialgesetzbuch IV)), or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure the performance of bids, trade contracts, government contracts and leases, statutory obligations, surety, stay, indemnity, judgment, customs, appeal or performance bonds, guarantees of government contracts, return-of-money bonds, bankers’ acceptance facilities (or other similar bonds, instruments or obligations), obligations in respect of letters of credit, bank guarantees or similar instruments that have been posted to support the same, or as security for contested taxes or import or customs duties or for the payment of ordinary course payables (or obligations of credit insurers with respect thereto), rent, or other obligations of like nature, in each case, Incurred in the ordinary course of business; or consistent with past practice;

(3) Liens with respect to outstanding motor vehicle fines and Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s, construction contractors’ or other like Liens (including, for the avoidance of doubt, any landlord’s pledge (Vermieterpfandrecht) arising by operation of law under a lease in favor of the relevant third party landlord), in each case, for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4) Liens for Taxes, assessments or governmental charges which are not overdue for a period of more than 30 days or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to IFRS (or other applicable accounting principles) have been made in respect thereof;

(5) encumbrances, charges, leases (including operating leases), easements (including reciprocal easement agreements), survey exceptions, restrictions, encroachments, protrusions, by-law, regulation, zoning restrictions or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Issuer and its Restricted Subsidiaries or to the ownership of their properties, including servicing agreements, development agreements, site plan agreements, subdivision agreements, facilities sharing agreements, cost sharing agreements and other agreements, which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Issuer and its Restricted Subsidiaries, including, for the avoidance of doubt (a) ground leases entered into by the Issuer or any of its Restricted Subsidiaries in connection with any development, construction, operation or improvement of assets on any real property owned by the Issuer or any of its Restricted Subsidiaries (and any Liens created by the lessee (in the case of any lessee that is the Issuer or a Restricted Subsidiary, only if such Liens are otherwise permitted under this Indenture) in connection with any such ground lease, including easements and rights of way, or on any of its assets located on the real property subject to such ground lease), and (b) leases, licenses, subleases and sublicenses in respect of real property to any trading counterparty to which the Issuer or any of its Restricted Subsidiaries provides services on such real property;

(6) Liens (a) on assets or property of the Issuer or any Restricted Subsidiary securing Hedging Obligations or Cash Management Services permitted under this Indenture; (b) that are contractual rights of set-off or, in the case of clause (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and Cash Management Services or any automated clearing house transfers of funds in the ordinary course of business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any Restricted Subsidiary in the ordinary course of business; (c) on cash accounts securing Indebtedness and other Obligations permitted to be Incurred under Section 4.04(b)(8)(d) and Section 4.04(b)(8)(e) with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes; (e) (i) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank (including, for the avoidance of doubt, any lien arising under the general terms and conditions of banks and Sparkassen (Allgemeine Geschäftsbedingungen der Banken und Sparkassen) in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not secure any Indebtedness; and/or (f) any Liens arising under Dutch General Banking Terms and Conditions (Algemene Bankvoorwaarden) or the equivalent in any other jurisdiction of relevant banking or financial institutions, in each case with whom the Issuer or any Restricted Subsidiary maintains a banking relationship in the ordinary course of business or otherwise consistent with past practice;

(7) leases, licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case, entered into in the ordinary course of business;

(8) Liens securing or otherwise arising out of judgments, decrees, attachments, orders or awards not giving rise to an Event of Default so long as (a) any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated, (b) the period within which such proceedings may be initiated has not expired or (c) no more than 60 days have passed after (i) such judgment, decree, order or award has become final or (ii) such period within which such proceedings may be initiated has expired;

(9) Liens (a) on assets or property of the Issuer or any Restricted Subsidiary for the purpose of securing Indebtedness (including Capitalized Lease Obligations) permitted by Section 4.04(b)(7); provided, that any such Liens may not extend to any assets or property of the Issuer or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements, accessions and/or fixtures to such assets and property, including any real property on which such improvement or construction relates, (b) in connection with Purchase Money Obligations, or securing the payment of all or a part of the purchase price of, or securing Indebtedness or other Obligations Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed; provided that with respect to this clause (b), (i) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Indenture, (ii) such Indebtedness secured by such Liens is being Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in a Similar Business or Indebtedness otherwise Incurred to finance the purchase, lease, rental or cost of design, construction, installation or improvement of property or equipment that is used or useful in a Similar Business and (iii) any such Liens may not extend to any assets or property of the Issuer or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements, accessions and/or fixtures to such assets and property, including any real property on which such improvement or construction relates and (b) any interest or title of a lessor under any Capitalized Lease Obligations or operating lease;

(10) Liens perfected or evidenced by UCC financing statement filings (or similar filings in other applicable jurisdictions), including precautionary UCC financing statements regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(11) Liens existing on, or provided for or required to be granted under written agreements existing on, the Issue Date after giving effect to the offering of the Notes and use of proceeds therefrom as set forth under “Use of Proceeds” in the Offering Memorandum;

(12) Liens on property or assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Issuer or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, amalgamation, consolidation or other business combination transaction with or into the Issuer or any Restricted Subsidiary); provided, however, that such Liens are not created, incurred or assumed in anticipation of or in connection with such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(13) Liens on assets or property of the Issuer or any Restricted Subsidiary securing Indebtedness or other Obligations of the Issuer or such Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary, or Liens in favor of the Issuer or any Restricted Subsidiary;

(14) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that were previously so secured, and permitted to be secured under this Indenture (other than initially Incurred pursuant to clause (1) of this definition); provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness or other Obligations being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien hereunder; provided, further, that such property or assets may be aggregated with all property and assets securing the Indebtedness or other Obligations being refinanced;

(15) Liens resulting from (a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Issuer or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto; and (b) any condemnation or eminent domain proceedings affecting any real property;

(16) any encumbrance, restriction (including put and call arrangements) or other Liens with respect to Capital Stock of any joint venture, Associate or similar entity (a) pursuant to any joint venture or similar agreement (including the articles, by-laws and other governing documents of such entity); or (b) securing obligations of joint ventures, Associates or similar entities;

(17) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(18) Liens arising out of conditional sale, title retention, extended retention of title (verlängerter Eigentumsvorbehalt), hire purchase, consignment or similar arrangements for the sale of goods or receivables resulting from the sale of goods entered into in the ordinary course of business;

(19) Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness and other Obligations of any Restricted Subsidiary that is not a Guarantor or the Issuer;

(20) Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(21) (a) any security granted over the marketable securities portfolio described in clause (8) of the definition of “Cash Equivalents” in connection with the disposal thereof to a third party and (b) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(22) Liens on (a) goods the purchase price of which is financed by a documentary letter of credit issued for the account of the Issuer or any Restricted Subsidiary or Liens on bills of lading, drafts or other documents of title arising by operation of law or pursuant to the standard terms of agreements relating to letters of credit, bank guarantees and other similar instruments and (b) specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods in respect of any credit support in favor of any provider of credit insurance relating to the payable Issuer and its Subsidiary;

(23) Liens on equipment of the Issuer or any Restricted Subsidiary and located on the premises of any client or supplier in the ordinary course of business;

(24) Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by this Indenture;

(25) Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(26) Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted under this Indenture;

(27) Liens (a) on cash advances in favor of the seller of any property to be acquired, and (b) consisting of an agreement to sell any property in an asset sale permitted under Section 4.05 in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien;

(28) Liens deemed to exist in connection with Investments in repurchase agreements permitted by Section 4.04; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(29) Liens arising in connection with a Qualified Securitization Financing or a Receivables Facility;

(30) Liens created on any asset acquired by the Issuer or a Restricted Subsidiary or developed by the Issuer or a Restricted Subsidiary after the Issue Date for the sole purpose of financing or refinancing such acquisition or development and securing not more than 100% of the cost of acquisition or development; provided that such Lien is released within 12 months of such acquisition or completion of such development;

(31) rights of recapture of unused real property in favor of the seller of such property set forth in customary purchase agreements and related arrangements with any government, statutory or regulatory authority;

(32) the rights reserved to or vested in any Person or government, statutory or regulatory authority by the terms of any lease, license, franchise, grant or permit held by the Issuer or any Restricted Subsidiary or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(33) restrictive covenants affecting the use to which real property may be put;

(34) Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, that such Liens or covenants do not interfere with the ordinary conduct of the business of the Issuer or any Restricted Subsidiary;

(35) Liens arising in connection with any Permitted Tax Restructuring; provided, that such Lien is limited to all or part of the same property or assets that secured the Indebtedness Incurred in accordance with Section 4.04(b)(14);

(36) Liens arising by virtue of any statutory or common law provisions or customary standard terms relating to banker’s Liens or similar general terms and conditions of banks with whom the Issuer or a Restricted Subsidiary maintains a banking relationship in the ordinary course of business, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary or financial institution;

(37) (a) Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or (b) Liens on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case, to the extent such cash or government securities are held in escrow accounts or similar arrangement;

(38) Liens securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, or liens over cash accounts and receivables securing cash pooling or cash management arrangements;

(39) (a) Liens created for the benefit of or to secure, directly or indirectly, the Notes and/or the Notes Guarantees, (b) Liens on rights under any proceeds loan that are assigned to the third party creditors of the Indebtedness Incurred by the Issuer to finance such proceeds loan and incurred in compliance with this Indenture and securing that Indebtedness and (c) Liens arising under this Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under this Indenture, provided, however, that in the case of this clause (c), such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of the Indebtedness;

(40) (a) Liens created or subsisting in order to secure any pension liabilities or partial retirement liabilities and (b) any attachment, prejudgment or judgment Lien that does not constitute an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(41) Liens securing Indebtedness and other Obligations in principal amount not to exceed €1.0 million in each instance and €10.0 million in the aggregate; and

(42) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (41); provided that any such extension, renewal or replacement shall not extend in any material respect to any additional property or assets.

In the event that a Permitted Lien meets the criteria of more than one of the types of Permitted Liens (at the time of incurrence or at a later date), the Issuer in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Lien in any manner that complies with this Indenture and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of the definition of “Permitted Lien” to which such Permitted Lien has been classified or reclassified.

“Permitted Reorganization” means any amalgamation, demerger, merger, voluntary liquidation, consolidation, reorganization, winding up or corporate reconstruction involving the Issuer or any of its Restricted Subsidiaries (including where a Restricted Subsidiary or a Successor Parent becomes the new holding company of the Group, the Issuer becomes a Subsidiary thereof and such new holding company may, in the Issuer’s sole discretion, subsequently be deemed to be the “Issuer” under this Indenture) and the assignment, transfer or assumption of intragroup receivables and payables among the Issuer and its Restricted Subsidiaries in connection therewith (a “Reorganization”) that is made on a solvent basis (as determined in good faith by the Issuer); provided, that:

(a) if a Restricted Subsidiary or a Successor Parent becomes the new holding company of the Group, the Issuer is a direct or indirect wholly owned Subsidiary of such Restricted Subsidiary or Successor Parent immediately following such transaction;

(b) such Restricted Subsidiary or Successor Parent is organized or incorporated under the laws of any member state of the European Union, the United Kingdom, Switzerland, Norway, Canada or the United States of America, any State of the United States or the District of Columbia;

(c) if the Issuer elects for such Restricted Subsidiary or Successor Parent to be deemed the “Issuer” under this Indenture, such Restricted Subsidiary or Successor Parent shall assume the obligations of the Issuer pursuant to the Notes and this Indenture;

(d) any payments or assets distributed in connection with such Reorganization remain within the Issuer or successor Issuer (as applicable) and its Restricted Subsidiaries;

(e) if any shares or other assets secure the Notes or the Notes Guarantees, substantially equivalent Liens must be granted over such shares or assets of the recipient such that they secure the Notes or the Notes Guarantees; and

(f) the Trustee shall (subject to customary protections and/or indemnification) take any action necessary to effect any release of Notes Guarantees reasonably requested by the Issuer in connection with any such reorganization; provided, that reasonably promptly after the completion of the reorganization, Notes Guarantees are provided by such Restricted Subsidiaries of the Issuer or successor Issuer (as applicable) as is necessary to procure that such new Notes Guarantees will (taken as a whole with any pre-existing Notes Guarantees that were not released in connection with the reorganization) have substantially similar value (as determined in good faith by the Issuer) as the Notes Guarantees existing prior to the reorganization.

“Permitted Tax Restructuring” means any reorganizations and other activities related to tax planning and tax reorganization entered into prior to, on or after the date hereof so long as such Permitted Tax Restructuring is not materially adverse to the holders of the Notes (as determined by the Issuer in good faith).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not allowed or allowable as a claim in any such bankruptcy or insolvency proceeding.

“Power Agreements” means, in respect of a Person, any type of hedging agreements designed to protect such Person against or manage exposure to fluctuations in power costs.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional and other investors, in each case, that are not Affiliates of the Issuer, that is underwritten for resale in accordance with Rule 144A and/or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Securitization Financing” means any Securitization Facility that meets the following conditions: (i) the Board of Directors shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and its Restricted Subsidiaries, (ii) all sales of Securitization Assets and related assets by the Issuer or any Restricted Subsidiary to the Securitization Subsidiary or any other Person are made for fair consideration (as determined in good faith by the Issuer) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be fair and reasonable terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings.

“rating agencies” means S&P, Moody’s and Fitch or if no rating of S&P, Moody’s or Fitch is publicly available, as the case may be, the equivalent of such rating selected by the Issuer by any other Nationally Recognized Statistical Ratings Organization.

“Rating Category” means:

(a) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories);

(b) with respect to Moody’s any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

(c) the equivalent of any such category of S&P or Moody’s used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more categories, gradations within Rating Categories (+ and – for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another Rating Agency) shall be taken into account but changes in outlook shall not.

“Rating Event” means (a) if on the date of first public announcement of an event that constitutes a Change of Control the Notes are then rated by at least two rating agencies as having Investment Grade Status, there is a decrease in the rating of the Notes by one rating agency on or within 90 days of the date of the Change of Control (which period shall be extended for up to, but no longer than, an additional 90 days so long as any rating agency has publicly announced that it is considering a possible downgrade of the Notes) which causes the Notes to no longer have Investment Grade Status from both rating agencies or (b) if on the date of first public announcement of an event that constitutes a Change of Control the Notes are not then rated by at least two rating agencies as having Investment Grade Status, there is a decrease in the Rating Category of the Notes by one rating agency on or within 90 days of the date of the Change of Control (which period shall be extended for up to, but no longer than, an additional 90 days so long as any rating agency has publicly announced that it is considering a possible downgrade of the Notes) which decrease results in the rating on the Notes by such rating agency to be at least one Rating Category below the rating of the Notes issued by such rating agency immediately preceding the public announcement of the event that continues the relevant Change of Control.

“Receivables Assets” means (a) any accounts receivable owed to the Issuer or a Restricted Subsidiary subject to a Receivables Facility and the proceeds thereof and (b) all collateral securing such accounts receivable, all contracts and contract rights, guarantees or other obligations in respect of such accounts receivable, all records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in connection with a non-recourse accounts receivable factoring arrangement and which are sold, conveyed, assigned or otherwise transferred or pledged by the Issuer to a commercial bank or Affiliate thereof in connection with a Receivables Facility.

“Receivables Facility” means an arrangement between the Issuer or a Restricted Subsidiary and a commercial bank or an Affiliate thereof pursuant to which (a) the Issuer or such Restricted Subsidiary, as applicable, sells (directly or indirectly) to such commercial bank (or such Affiliate) accounts receivable owing by customers, together with Receivables Assets related thereto (b) the obligations of the Issuer or such Restricted Subsidiary, as applicable, thereunder are non-recourse (except for Securitization Repurchase Obligations) to the Issuer and such Restricted Subsidiary and (c) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings, and shall include any guaranty in respect of such arrangements.

“Recognized Stock Exchange” means a regulated market operated by any of Euronext, the New York Stock Exchange, NASDAQ, the London Stock Exchange (including, for the avoidance of doubt, AIM and Main Market listings), the Deutsche Börse, the Paris Stock Exchange Group, the Toronto Stock Exchange, TSX Venture Exchange, the Amsterdam Stock Exchange, the Hong Kong Stock Exchange, the Singapore Exchange, the Exchange or such other similar regulated national securities exchange.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in this Indenture shall have a correlative meaning.

“Refinancing” shall have the meaning assigned to such term in the Offering Memorandum.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness (or unutilized commitment in respect of Indebtedness) existing on the Issue Date or Incurred (or established) in compliance with this Indenture (including Indebtedness of the Issuer that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Issuer or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, and Indebtedness Incurred pursuant to a commitment that refinances any Indebtedness or unutilized commitment; provided, however, that:

(1) (a) such Refinancing Indebtedness has a final Stated Maturity that is either (x) no earlier than the final Stated Maturity of the Indebtedness being refinanced or (y) after the final Stated Maturity of the Notes; and (b) to the extent such Refinancing Indebtedness refinances Subordinated Indebtedness, Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Subordinated Indebtedness, Disqualified Stock or Preferred Stock, respectively, and, in the case of Subordinated Indebtedness, is subordinated to the Notes or any Notes Guarantees, as applicable, on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced;

(2) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the sum of (a) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including premiums, accrued and unpaid interest and defeasance costs) of the Indebtedness being Refinanced, plus (b) an amount equal to any unutilized commitment that has been designated a Reserved Indebtedness Amount relating to the Indebtedness being refinanced or otherwise then outstanding under a Credit Facility or other financing arrangement being refinanced immediately prior to such refinancing, plus (c) fees, underwriting discounts, accrued and unpaid interest, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees and similar fees) Incurred or payable in connection with such refinancing;

(3) if the Issuer or a Guarantor was the obligor of the Indebtedness being refunded, refinanced, replaced, exchanged, renewed, repaid, extended, defeased or discharged, such Refinancing Indebtedness is Incurred either by the Issuer or a Guarantor; and

(4) such Refinancing Indebtedness shall not include Indebtedness of the Issuer or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

“Regulation S” means Regulation S promulgated under the U.S. Securities Act.

“Regulation S Global Note” means a Global Note, bearing the Global Note Legend and having the “Schedule of Increases, Decreases or Exchanges of Interests in the Global Note” attached thereto, deposited with and registered in the name of the Common Depositary or its nominee, initially resold in reliance on Regulation S, substantially in the form of Exhibit A and that will be issued in an initial amount equal to the principal amount of the applicable Notes, respectively.

“Reserved Indebtedness Amount” has the meaning set forth in Section 4.04(c)(8).

“Responsible Officer”, when used with respect to the Trustee, means any managing director, director, associate director, vice president, assistant vice president, assistant treasurer or trust officer within the corporate trust and agency department of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“Revolving Credit Facility” means the revolving credit facility made available under the Revolving Credit Facility Agreement.

“Revolving Credit Facility Agreement” means the revolving credit facility agreement entered into on or about the Issue Date, by and among the Issuer, any other borrowers who become a party thereto, the Guarantors from time to time party thereto, ABN AMRO Bank N.V., as agent, and each lender from time to time party thereto, as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 144A Global Note” means a Global Note, bearing the Global Note Legend and the Private Placement Legend and having the “Schedule of Increases, Decreases or Exchanges of Interests in the Global Note” attached thereto, deposited with and registered in the name of the Common Depositary or its nominee, initially resold in reliance on Rule 144A, substantially in the form of Exhibit A and that will be issued in an initial amount equal to the principal amount of the applicable Notes, respectively.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by the Issuer or any of the Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“Satisfaction and Discharge Documents” means the documents delivered to the trustee pursuant to the Existing Notes indenture on or prior to the Issue Date in connection with the satisfaction and the discharge of the Existing Notes.

“SEC” means the Securities and Exchange Commission or any successor thereto.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Securitization Asset” means (1) any accounts receivable, mortgage receivables, loan receivables, royalty, franchise fee, license fee, patent, rent or other revenue streams and other rights to payment or related assets and the proceeds thereof and (2) all collateral securing such receivable or asset, all contracts and contract rights, guarantees or other obligations in respect of such receivable or asset, lockbox accounts and records with respect to such account or asset and any other assets customarily transferred (or in respect of which security interests are customarily granted) together with accounts or assets in connection with a securitization, factoring or receivable sale transaction.

“Securitization Facility” means any of one or more securitization, financing, factoring or sales facilities, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, pursuant to which the Issuer or any of the Restricted Subsidiaries sells, transfers, pledges or otherwise conveys any Securitization Assets (whether now existing or arising in the future) to a Securitization Subsidiary or any other Person that is not the Issuer or any Restricted Subsidiary, pursuant to which the obligations of the Issuer or such Restricted Subsidiary, as applicable, thereunder are non-recourse (except for Securitization Repurchase Obligations) to the Issuer and such Restricted Subsidiary and the financing terms, covenants, termination events and other provisions thereof are on market terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any Securitization Asset or participation interest therein issued or sold in connection with, and other fees and expenses (including reasonable fees and expenses of legal counsel) paid in connection with, any Qualified Securitization Financing or Receivables Facility.

“Securitization Repurchase Obligation” means any standard or customary obligation of a seller of Securitization Assets or Receivables Assets in a Qualified Securitization Financing or a Receivables Facility to repurchase or otherwise make payments with respect to Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means any Subsidiary of the Issuer in each case formed for the purpose of and that solely engages in one or more Qualified Securitization Financings and other activities reasonably related thereto or another Person formed for this purpose.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(1) the Issuer and its Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year;

(2) the Issuer’s and its Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year; or

(3) the Issuer and its Restricted Subsidiaries’ proportionate share of the Consolidated EBITDA of the Restricted Subsidiary exceeds 10% of the Consolidated EBITDA of the Issuer and its Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (1) any businesses, services or activities engaged in by the Issuer or any of its Subsidiaries or any Associates on the Issue Date and (2) any businesses, services and activities engaged in by the Issuer or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Standard Securitization Undertakings” means representations, warranties, covenants, guarantees and indemnities entered into by the Issuer or any Subsidiary of the Issuer which the Issuer has determined in good faith to be customary in a Securitization Facility, including those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking or, in the case of a Receivables Facility, a non-credit related recourse accounts receivable factoring arrangement.

“Stated Maturity” means, with respect to any Indebtedness, the date specified in the instrument governing such Indebtedness as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any Contingent Obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any Person, any Indebtedness, whether outstanding on the Issue Date or thereafter Incurred, which is expressly subordinated in right of payment to the Notes or any Notes Guarantee pursuant to a written agreement.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Successor Parent” means any direct or indirect holding company of the Issuer and where (1) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Issuer’s Voting Stock immediately prior to that transaction or (2) immediately following that transaction no “person” or “group” of related persons (as such terms are used in Section 13(d)(3) of the Exchange Act as in effect on the Issue Date (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company. For purposes hereof, “beneficial owner” shall have the meaning as such term is defined in Rule 13d-3 under the Exchange Act as in effect on the Issue Date.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“Temporary Cash Investments” means any of the following:

(1) any Investment in:

(a) direct obligations of, or obligations Guaranteed by, (i) the United States of America or Canada, (ii) any European Union member state and the United Kingdom, (iii) Switzerland or Norway, (iv) any country in whose currency funds are being held specifically pending application in the making of an investment or capital expenditure by the Issuer or a Restricted Subsidiary in that country with such funds or (v) any agency or instrumentality of any such country or member state; or

(b) direct obligations of any country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(2) overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by:

(a) any lender under the Revolving Credit Facility; and

(b) any institution authorized to operate as a bank in any of the countries or member states referred to in subclause (1)(a) above; or

(c) any bank or trust company organized under the laws of any such country or member state or any political subdivision thereof, in each case, having capital and surplus aggregating in excess of €250 million (or the currency equivalent thereof in other currencies) and whose long-term debt is rated at least “A-” by S&P or “A-3” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) or (2) above entered into with a Person meeting the qualifications described in clause (2) above;

(4) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a Person (other than the Issuer or any of its Restricted Subsidiaries), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(5) Investments in securities maturing not more than one year after the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States of America, Canada, any European Union member state, the United Kingdom, Switzerland, Norway or by any political subdivision or taxing authority of any such state, commonwealth, territory, country or member state, and rated at least “BBB-” by S&P or “Baa3” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(6) bills of exchange issued in the United States, Canada, a member state of the European Union, the United Kingdom, Switzerland, Norway or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(7) any money market deposit accounts issued or offered by a commercial bank organized under the laws of a country that is a member of the Organization for Economic Co-operation and Development, in each case, having capital and surplus in excess of €250 million (or the equivalent thereof in other currencies) or whose long term debt is rated at least “A” by S&P or “A2” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made;

(8) Investment funds investing 95% of their assets in securities of the type described in clauses (1) through (7) above (which funds may also hold reasonable amounts of cash pending investment or distribution); and

(9) investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the U.S. Investment Company Act of 1940, as amended.

“Total Assets” means, as of any date, the total consolidated assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Issuer and its Restricted Subsidiaries prepared in accordance with IFRS, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of “Fixed Charge Coverage Ratio.”

“Transaction Expenses” means any fees or expenses incurred or paid by the Issuer or any Restricted Subsidiary in connection with the Refinancing, including any fees, costs and expenses associated with settling any claims or action arising from a dissenting stockholder exercising its appraisal rights.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer that at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer in the manner provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Bankruptcy Code” means Title 11 of the United States Bankruptcy Code of 1978, as amended.

“U.S. Dollars” means the lawful currency of the United States of America.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

Section 1.02 Other Definitions.

Term	Defined in Section
“Acceptable Commitment”	4.05(a)(3)(B)
“Additional Amounts”	4.10(a)
“Additional Guarantor”	10.01(e)
“Asset Disposition Offer”	4.05(c)
“Authenticating Agent”	2.02
“Authentication Order”	2.02
“Authorized Agent”	12.05
“bankruptcy provisions”	6.01(a)(5)
“Book-Entry Interests”	2.06(a)
“Change in Tax Law”	3.07(a)
“Change of Control Offer”	4.07(a)
“Change of Control Payment”	4.07(b)(1)
“Change of Control Payment Date”	4.07(b)(2)
“Covenant Defeasance”	8.03
“defeasance trust”	8.05
“disposition”	Definition of “Asset Disposition”
“Event of Default”	6.01(a)
“Excess Proceeds”	4.05(c)
“Fixed Charge Coverage Ratio Calculation Date”	Definition of “Fixed Charge Coverage Ratio”
“Increased Amount”	4.06(c)
“Initial Default”	6.04(b)
“Initial Lien”	4.06(a)
“Interest Payment Date”	Exhibit A
“Legal Defeasance”	8.02
“payment default”	6.01(a)(4)(A)
“Payor”	4.10(a)
“Permitted Debt”	4.04(b)
“reference period”	Definition of “Fixed Charge Coverage Ratio”
“Registrar”	2.03
“Relevant Taxing Jurisdiction”	4.10(a)(ii)
“Reorganization”	Definition of “Permitted Reorganization”
“Reversion Date”	4.11(b)
“Suspended Covenants”	4.11(a)
“Tax Redemption Date”	3.07(a)
“Transfer Agent”	2.03

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c) “or” is not exclusive;

(d) “including” means including without limitation;

(e) words in the singular include the plural, and in the plural include the singular;

(f) “will” shall be interpreted to express a command;

(g) provisions apply to successive events and transactions;

(h) references to sections of or rules under the Securities Act will be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(i) where this Indenture refers to (a) the delivery of an Officer’s Certificate, or equivalent, of the Issuer, the Issuer may, at its election, satisfy such delivery requirement by the delivery of a certificate, or equivalent, of an Officer of the Issuer, and (b) the determination of an Officer, the Issuer or the Board of Directors thereof may be made by an Officer, the Issuer or the Board of Directors thereof (in each case, as applicable), at the Issuer’s election; and

(j) whenever a ratio calculation or determination of Consolidated EBITDA (or any component thereof, including Consolidated Net Income) is made under this Indenture with respect to the Issuer and its Restricted Subsidiaries, such calculation or determination shall be made on a combined consolidated basis.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating.

(a) General. The Notes and the Trustee’s or the Authenticating Agent’s certificate of authentication will be substantially in the form of Exhibit A hereto with such appropriate insertions, omissions, substitutions and other variations as are required and permitted by this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. The Issuer shall approve the form of the Notes and any notation, legend or endorsement thereon. Each Note will be dated the date of its authentication. The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Issuer, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) Global Notes. Notes issued in global form will be substantially in the form of Exhibit A (including the Global Note Legend thereon and the “Schedule of Increases, Decreases or Exchanges of Interests in the Global Note” attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or a Registrar or the Paying Agent, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06.

(c) Rule 144A Global Notes and Regulation S Global Notes. The Notes shall initially be issued in the form of registered notes in global form without interest coupons, as follows:

(1) Notes sold within the United States to QIBs pursuant to Rule 144A under the Securities Act will initially be represented by one or more global notes in registered form without interest coupons attached and issued in the form of Rule 144A Global Notes. The Rule 144A Global Notes will, on the Issue Date, be deposited with and registered in the name of the Common Depositary for the accounts of Euroclear and Clearstream or its nominee.

(2) Notes sold outside the United States pursuant to Regulation S under the Securities Act will initially be represented by one or more global notes in registered form without interest coupons attached and issued in the form of Regulation S Global Notes. The Regulation S Global Notes will, on the Issue Date, be deposited with and registered in the name of the Common Depositary for the accounts of Euroclear and Clearstream or its nominee.

(d) Definitive Registered Notes. Definitive Registered Notes issued upon transfer of a Book-Entry Interest or a Definitive Registered Note, or in exchange for a Book-Entry Interest or a Definitive Registered Note, shall be issued in accordance with this Indenture.

Notes issued in definitive registered form will be substantially in the form of Exhibit A (excluding the Global Note Legend thereon and the “Schedule of Increases, Decreases or Exchanges of Interests in the Global Note” in the form of Schedule A attached thereto).

(e) Book-Entry Provisions. The Applicable Procedures shall be applicable to Book-Entry Interests in the Global Notes that are held by Participants through Euroclear or Clearstream.

(f) Denomination. The Notes shall be issued in minimum denominations of €100,000 and in integral multiples of €1,000 in excess thereof.

Section 2.02 Execution and Authentication.

At least one Officer must sign the Notes for the Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note shall not be valid until authenticated by the manual or facsimile signature of the authorized signatory of the Trustee or an Authenticating Agent. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, the Issuer shall deliver such Note to the Trustee for cancellation as provided for in Section 2.11.

Pursuant hereto, the Trustee or the Authenticating Agent will, upon receipt of a written order of the Issuer signed by at least one Officer and delivered to the Trustee or the Authenticating Agent (an “Authentication Order”), authenticate, or cause the relevant Authenticating Agent to authenticate, (i) the Notes in the form of Global Notes; or (ii) the Definitive Registered Notes from time to time issued only in exchange for a like aggregate amount of Global Notes or Definitive Registered Notes that may be validly issued under this Indenture, including any Additional Notes. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Issuer pursuant to one or more Authentication Orders, except as provided in Section 2.07.

The Trustee may appoint one or more authenticating agents (each, an “Authenticating Agent”) acceptable to the Issuer to authenticate Notes. An Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An Authenticating Agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03 Appointment of Agents.

The Issuer will maintain one or more Paying Agents for the Notes in London, including the initial Paying Agent. The initial Paying Agent will be The Bank of New York Mellon, London Branch.

The Issuer will also maintain a registrar (the “Registrar”) and a transfer agent (the “Transfer Agent”). The initial Registrar and the initial Transfer Agent will be The Bank of New York Mellon SA/NV, Luxembourg Branch. The Registrar will maintain a register reflecting ownership of the Notes outstanding from time to time, if any, and together with the Transfer Agent, will facilitate transfers of the Notes on behalf of the Issuer. A register of the Notes shall be left at the registered office of the Issuer. In case of inconsistency between the register of Notes kept by the Registrar and the one kept by the Issuer at its registered office, the register kept by the Issuer shall prevail.

Each such Agent hereby accepts such appointment.

The Issuer may change any Paying Agent, Registrar or Transfer Agent for the Notes without prior notice to the Holders of such Notes.

Section 2.04 Paying Agent to Hold Money in Trust.

The Issuer will require each Paying Agent (other than the Trustee or an Affiliate of the Trustee) not a party to this Indenture to agree in writing that such Paying Agent will hold for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium or Additional Amounts, if any, or interest on, the Notes, and will notify the Trustee of any Default by the Issuer in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or any of its Subsidiaries) will have no further liability for the money delivered to the Trustee. If the Issuer or any of its Subsidiaries acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any insolvency, bankruptcy or reorganization proceedings relating to the Issuer or such Subsidiary (including, without limitation, its bankruptcy, voluntary or judicial liquidation, composition with creditors, reprieve from payment, controlled management, fraudulent conveyance, general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally), the Trustee or an entity designated by it may serve as Paying Agent for the Notes. For the avoidance of doubt, the Paying Agent and the Trustee shall be held harmless and have no liability with respect to payments or disbursements to be made by the Paying Agent and the Trustee (i) for which payment instructions are not made or that are not otherwise deposited by the respective times set forth in this Section 2.04; and (ii) until they have confirmed receipt of funds sufficient to make the relevant payment; provided that to the extent that the Paying Agent or the Trustee has made a payment for which it did not receive in advance the full amount, the Issuer, failing which the Guarantors, will reimburse the Paying Agent or the Trustee, as applicable, the full amount of any shortfall. If any payment is made late but otherwise in accordance with the terms of this Indenture, the Agents shall nevertheless act as Agents.

Section 2.05 Holder Lists.

The Registrar will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee or the Paying Agent is not the Registrar, the Issuer will furnish to the Trustee and the Paying Agent no later than the later of (i) the record date and (ii) two Business Days before each interest payment date and at such other times as the Trustee or the Paying Agent may request in writing, a list of the names and addresses of the Holders of Notes in such form and as of such date as the Trustee or the Paying Agent may reasonably require.

Section 2.06 Transfer and Exchange.

(a) Participants. Ownership of interests in the Global Notes (“Book-Entry Interests”) will be limited to persons that have accounts with Euroclear and/or Clearstream or persons that may hold interests through such participants. Ownership of interests in the Book-Entry Interests and transfers thereof will be subject to the restrictions on transfer and certification requirements set forth herein. In addition, transfers of Book-Entry Interests between participants in Euroclear or participants in Clearstream will be effected by Euroclear or Clearstream pursuant to customary procedures and subject to the applicable rules and procedures established by Euroclear or Clearstream and their respective participants.

Owners of Book-Entry Interests will receive Definitive Registered Notes if:

(1) Euroclear or Clearstream notifies the Issuer that it is unwilling or unable to continue to act as depositary and a successor depositary is not appointed by the Issuer within 120 days; or

(2) the owner of a Book-Entry Interest requests such exchange in writing delivered through either Euroclear or Clearstream following an Event of Default under this Indenture.

Upon the occurrence of either of the preceding events in clauses (1) or (2) above, the Issuer shall, at its own cost, issue or cause to be issued Definitive Registered Notes in such names as Euroclear or Clearstream, as applicable, shall instruct the Registrar or Transfer Agent, and such Definitive Registered Notes will bear the Private Placement Legend as provided in Section 2.06(f)(1) hereof, unless that legend is not required thereby or by Applicable Law.

Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a). Book-Entry Interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) or (c). Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Sections 2.07 or 2.10, shall be authenticated and delivered in the form of, and shall be, a Global Note.

(b) General Provisions Applicable to Transfer and Exchange of Book-Entry Interests in the Global Notes. The transfer and exchange of Book-Entry Interests shall be effected through Euroclear or Clearstream in accordance with the provisions of this Indenture and the Applicable Procedures.

In connection with all transfers and exchanges of Book-Entry Interests (other than transfers of Book-Entry Interests in connection with which the transferor takes delivery thereof in the form of a Book-Entry Interest in the same Global Note), the Transfer Agent (copied to the Trustee and the Registrar) must receive: (i) a written order from a Participant or an Indirect Participant given to Euroclear or Clearstream in accordance with the Applicable Procedures directing Euroclear or Clearstream, as applicable, to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant or an Indirect Participant given to Euroclear or Clearstream, as applicable, in accordance with the Applicable Procedures directing Euroclear or Clearstream, as applicable, to credit or cause to be credited a Book-Entry Interest in another Global Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited or debited with such increase or decrease, if applicable.

In connection with a transfer or exchange of a Book-Entry Interest for a Definitive Registered Note, the Transfer Agent (copied to the Trustee and the Registrar) must receive: (i) a written order from a Participant or an Indirect Participant given to Euroclear or Clearstream, as applicable, in accordance with the Applicable Procedures directing Euroclear or Clearstream, as applicable, to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant directing the Registrar to cause to be issued a Definitive Registered Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions containing information regarding the Person in whose name such Definitive Registered Note shall be registered to effect the transfer or exchange referred to above.

In connection with any transfer or exchange of Definitive Registered Notes, the Holder of such Notes shall present or surrender to the Transfer Agent or Registrar the Definitive Registered Notes duly endorsed or accompanied by a written instruction of transfer in a form satisfactory to such Transfer Agent or Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, in connection with a transfer or exchange of a Definitive Registered Note for a Book-Entry Interest, the Transfer Agent (copied to the Trustee and the Registrar) must receive a written order directing Euroclear or Clearstream, as applicable, to credit the account of the transferee in an amount equal to the Book-Entry Interest to be transferred or exchanged.

Upon satisfaction of all of the requirements for transfer or exchange of Book-Entry Interests in Global Notes contained in this Indenture, the Transfer Agent (copied to the Trustee and the Registrar), as specified in this Section 2.06, shall endorse the relevant Global Note(s) with any increase or decrease and instruct Euroclear or Clearstream, as applicable, to reflect such increase or decrease in its systems.

Transfers of Book-Entry Interests shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers and exchanges of Book-Entry Interests for Book-Entry Interests also shall require compliance with either clause (b)(1) or (b)(2) below, as applicable, as well as clause (b)(3) below, if applicable:

(1) Transfer of Book-Entry Interests in the Same Global Note. Book-Entry Interests may be transferred to Persons who take delivery thereof in the form of a Book-Entry Interest in accordance with the transfer restrictions set forth in the Private Placement Legend. No written orders or instructions shall be required to be delivered to the Trustee to effect the transfers described in this Section 2.06(b)(1).

(2) All Other Transfers and Exchanges of Book-Entry Interests in Global Notes. A holder may transfer or exchange a Book-Entry Interest in Global Notes in a transaction not subject to Section 2.06(b)(1) above only if the relevant Transfer Agent (copied to the Trustee and the Registrar) receives either:

(A) both:

(i) a written order from a Participant or an Indirect Participant given to Euroclear or Clearstream in accordance with the Applicable Procedures directing Euroclear or Clearstream, as applicable, to credit or cause to be credited a Book-Entry Interest in another Global Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and

(ii) instructions given by Euroclear or Clearstream, as applicable, in accordance with the Applicable Procedures containing information regarding the Participant’s account to be credited with such increase; or

(B) both:

(i) a written order from a Participant or an Indirect Participant given to Euroclear or Clearstream, as applicable, in accordance with the Applicable Procedures directing Euroclear or Clearstream, as applicable, to cause to be issued a Definitive Registered Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and

(ii) instructions given by Euroclear or Clearstream, as applicable, to the Registrar containing information specifying the identity of the Person in whose name such Definitive Registered Note shall be registered to effect the transfer or exchange referred to in (1) above, the principal amount of such securities and the ISIN, Common Code or other similar number identifying the Notes, provided that any such transfer or exchange is made in accordance with the transfer restrictions set forth in the Private Placement Legend.

(3) Transfer of Book-Entry Interests to Another Global Note. A Book-Entry Interest in any Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in another Global Note if the transfer complies with the requirements of Section 2.06(b)(2) above and the Transfer Agent (copied to the Trustee and the Registrar) receives the following:

(A) if the transferee will take delivery in the form of a Book-Entry Interest in a Rule 144A Global Note, a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; and

(B) if the transferee will take delivery in the form of a Book-Entry Interest in a Regulation S Global Note, a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(c) Transfer or Exchange of Beneficial Interests for Definitive Registered Notes. If any holder of a Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a Definitive Registered Note or to transfer such Book-Entry Interest to a Person who takes delivery thereof in the form of a Definitive Registered Note, then, upon receipt by the Transfer Agent (copied to the Trustee and the Registrar) of the following documentation:

(A) in the case of a transfer in a Regulation S Global Note, the transfer complies with Section 2.06(b);

(B) in the case of a transfer by a holder of a Book-Entry Interest in a Rule 144A Global Note to a QIB in reliance on Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) in the case of a transfer by a holder of a Book-Entry Interest in a Rule 144A Global Note in reliance on Regulation S, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) in the case of a transfer by a holder of a Book-Entry Interest in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof; or

(E) in the case of a transfer by a holder of a Book-Entry Interest in a Rule 144A Global Note in reliance on Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3) thereof, the Trustee, the Paying Agent and/or the Registrar shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuer shall execute and, upon receipt of an Authentication Order, the Trustee or the Authenticating Agent shall authenticate and deliver to the Person designated in the instructions a Definitive Registered Note in the appropriate principal amount. Any Definitive Registered Note issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such Book-Entry Interest shall instruct the Registrar through instructions from Euroclear or Clearstream, as applicable, and the Participant or Indirect Participant. The Registrar or Paying Agent shall deliver such Definitive Registered Notes to the Persons in whose names such Notes are so registered. Any Definitive Registered Note issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.06(c) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(d) Transfer and Exchange of Definitive Registered Notes for Book-Entry Interests in the Global Notes. If any Holder of a Definitive Registered Note proposes to exchange such Note for a Book-Entry Interest in a Global Note or to transfer such Definitive Registered Notes to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Global Note, then, upon receipt by the Transfer Agent (copied to the Trustee and the Registrar) of the following documentation:

(A) if the Holder of such Definitive Registered Note proposes to exchange such Note for a Book-Entry Interest in a Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2) thereof;

(B) if such Definitive Registered Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such Definitive Registered Note is being transferred in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof, as applicable;

(D) if such Definitive Registered Note is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3) thereof; and

the Trustee or the Registrar will cancel the Definitive Registered Note, and the Trustee or the Registrar will increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the Global Note, in the case of clause (B) above, the applicable Rule 144A Global Note, in the case of clause (C) above, the applicable Regulation S Global Note, and in the case of clause (D) above, the applicable Rule 144A Global Note.

(e) Transfer and Exchange of Definitive Registered Notes for Definitive Registered Notes. In all other cases, upon request by a Holder of Definitive Registered Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Transfer Agent or the Registrar will register the transfer or exchange of Definitive Registered Notes of which registration the Issuer will be informed of by the Transfer Agent or the Registrar (as the case may be). Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Transfer Agent or the Registrar the Definitive Registered Notes duly endorsed and accompanied by a written instruction of transfer in a form satisfactory to the Transfer Agent or the Registrar duly executed by such Holder or its attorney, duly authorized to execute the same in writing. In the event that the Holder of such Definitive Registered Notes does not transfer the entire principal amount of Notes represented by any such Definitive Registered Note, the Transfer Agent or the Registrar will cancel or cause to be canceled such Definitive Registered Note and the Issuer (who has been informed of such cancellation) shall execute and, upon receipt of an Authentication Order, the Trustee or the Authenticating Agent shall authenticate and deliver to the requesting Holder and any transferee Definitive Registered Notes in the appropriate series and in the appropriate principal amounts. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

Any Definitive Registered Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Definitive Registered Note if the Registrar receives the following:

(A) if the transfer will be made pursuant to Rule 144A, a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; and

(B) if the transfer will be made in reliance on Regulation S, a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(f) Legends. The following legends will appear on the face of all Global Notes and Definitive Registered Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(1) Private Placement Legend. Each Global Notes and each Definite Registered Note (and all Notes issued in exchange therefor or in substitution thereof) shall bear the legend in substantially the following form:

THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT) OR (B) IT IS ACQUIRING THIS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR FOR WHICH IT HAS PURCHASED SECURITIES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) WHICH IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR] [IN THE CASE OF REGULATION S NOTES: 40 DAYS] AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF THIS SECURITY) ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT IN EACH OF THE FOREGOING CASES TO ANY REQUIREMENT OF LAW THAT THE DISPOSITION OF ITS PROPERTY OR THE PROPERTY OF SUCH INVESTOR ACCOUNT OR ACCOUNTS BE AT ALL TIMES WITHIN ITS OR THEIR CONTROL AND TO COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, AND ANY APPLICABLE LOCAL LAWS AND REGULATIONS AND FURTHER SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHTS PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

(2) Global Note Legend for the Notes. Each Global Note will bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE COMMON DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, AND (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE OR REGISTRAR FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE.”

(g) Cancellation and/or Adjustment of Global Notes. At such time as all Book-Entry Interests in a particular Global Note have been exchanged for Definitive Registered Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any Book-Entry Interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a Book-Entry Interest in another Global Note or for Definitive Registered Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the Trustee, Paying Agent or Registrar, at the direction of the Trustee, to reflect such reduction; and if the Book-Entry Interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a Book-Entry Interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the relevant Registrar, at the direction of the Trustee, to reflect such increase.

(h) General Provisions Relating to Transfers and Exchanges.

(1) To permit registrations of transfers and exchanges, the Issuer will execute and the Trustee or an Authenticating Agent will authenticate Global Notes and Definitive Registered Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar’s request.

(2) No service charge will be made by the Issuer or the Registrar to a Holder of a Book-Entry Interest in a Global Note, a Holder of a Global Note or a Holder of a Definitive Registered Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any stamp duty, stamp duty reserve, documentary or other similar tax or governmental charge that may be imposed in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.05, 4.05 and 4.07 hereof).

(3) No Transfer Agent or Registrar will be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(4) All Global Notes and Definitive Registered Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Registered Notes will be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Registered Notes surrendered upon such registration of transfer or exchange.

(5) Notwithstanding the foregoing, neither the Issuer nor the Registrar is required to register the transfer or exchange of any Notes: (A) for a period of 15 days prior to any date fixed for the redemption of the Notes pursuant to Section 3.02; (B) for a period of 15 days immediately prior to the date fixed for selection of Notes to be redeemed in part; (C) for a period of 15 days prior to the record date with respect to any interest payment date; or (D) which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Disposition Offer. Any such transfer will be made without charge to the Holder, other than any Taxes payable in connection with such transfer or exchange.

(6) The Trustee, any Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(7) All certifications, certificates and Opinions of Counsel required to be submitted to the Issuer, the Trustee or the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted initially by facsimile or other electronic means with originals to be delivered as soon as practicable thereafter to the Trustee.

Section 2.07 Replacement Notes.

If Definitive Registered Notes are issued and a holder thereof claims that such a Definitive Registered Note has been lost, destroyed or wrongfully taken or if such Definitive Registered Note is mutilated and is surrendered to the Registrar or at the office of a Transfer Agent, the Issuer will issue and the Trustee, on receipt of an Authentication Order, will authenticate a replacement Definitive Registered Note if the Trustee’s and the Issuer’s requirements are met. The Issuer and the Trustee may require a holder requesting replacement of a Definitive Registered Note to furnish an indemnity bond sufficient in the judgment of both the Trustee and the Issuer to protect the Issuer, the Trustee, the Registrar, the Transfer Agent or the Paying Agent appointed pursuant to this Indenture from any loss which any of them may suffer if a Definitive Registered Note is replaced. The Issuer and the Trustee may charge for the expenses of replacing a Definitive Registered Note.

In case any such mutilated, destroyed, lost or stolen Definitive Registered Note has become or is about to become due and payable, or is about to be redeemed or purchased by the Issuer pursuant to the provisions of this Indenture, the Issuer in its discretion may, instead of issuing a new Definitive Registered Note, pay, redeem or purchase such Definitive Registered Note, as the case may be.

Section 2.08 Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee, or the Authenticating Agent, except for those canceled by the Trustee or the relevant Registrar, those delivered to the Trustee for cancellation, those reductions in the interest in a Global Note effected by the Trustee or the relevant Registrar in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note; provided, however that the Notes held by the Issuer or a Subsidiary of the Issuer shall not be deemed to be outstanding for purposes of Section 2.09 hereof and paragraph 5(e) of the Notes.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee and the relevant Registrar receive proof satisfactory to them that the replaced Note is held by a protected purchaser.

If the principal amount and premium, if any, of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If a Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, and is not prohibited from paying such money to the Holders pursuant to the terms of this Indenture, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09 Acts by Holders.

In determining whether the Holders of the required aggregate principal amount of the Notes have concurred in any direction, waiver or consent, the Notes owned by the Issuer, or by any Person directly or indirectly controlled, or controlled by, or under direct or indirect common control with, the Issuer will be disregarded and deemed not to be outstanding, except for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes which a Responsible Officer of the Trustee actually knows are so owned will be disregarded.

Section 2.10 Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate, or cause an Authenticating Agent to authenticate, temporary Notes. Temporary Notes will be substantially in the form of Definitive Registered Notes but may have variations that the Issuer considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer will prepare and the Trustee or the Authenticating Agent will authenticate Definitive Registered Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11 Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Paying Agent, the Registrar and any Transfer Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee or the relevant Registrar and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy such canceled Notes. Certification of the destruction of all canceled Notes will be delivered to the Issuer. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation. The Issuer undertakes to promptly inform the Exchange (if and for so long as any Notes are listed on the Official List of the Exchange and if and to the extent the rules of the Exchange so require) of any such cancellation.

Section 2.12 Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case, at the rate provided in the Notes and in Section 4.01 hereof. The Issuer will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 10 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) will deliver (including by electronic means), mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid. Notwithstanding the foregoing, if the Issuer pays the defaulted interest prior to the date that is 30 days after the date of default in payment of interest, no special record date will be set and payment will be made to the Holders as of the original record date. The Issuer undertakes to promptly inform the Exchange (so long as the Notes are listed on the Exchange and if and to the extent that the rules of the Exchange so require) of any such special record date.

Section 2.13 ISIN or Common Code Number.

The Issuer in issuing the Notes may use an “ISIN” or “Common Code” number and, if so, such ISIN or Common Code number shall be included in notices of redemption or exchange as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the ISIN or Common Code number printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange shall not be affected by any defect in or omission of such numbers.

The Issuer will promptly notify the Trustee of any change in the ISIN or Common Code number.

Section 2.14 Deposit of Moneys.

No later than 3:00 p.m. (London time) on the Business Day immediately prior to such due date of the principal of, interest and premium (if any) on any Note and the Stated Maturity date of the Notes, the Issuer shall deposit with the Paying Agent in immediately available funds money sufficient to make cash payments, if any, due on such day or date, as the case may be, in a timely manner which permits the Trustee or Paying Agent to remit payment to the Holders on such day or date, as the case may be; provided, however, that the Paying Agent and the Trustee shall not charge the Issuer any fee and the Issuer shall not incur any expense relating to the deposit of funds one Business Day prior to the relevant due date in compliance with this Section 2.14. Subject to actual receipt of such funds as provided by this Section 2.14 by the designated Paying Agent, such Paying Agent shall make payments on the Notes in accordance with the provisions of this Indenture. The Paying Agent shall not be obliged to make payment to Holders until such time as it has received funds and been able to identify or confirm receipt of such funds. The Issuer shall promptly notify the Trustee and the Paying Agents of its failure to so act.

Section 2.15 Agents.

(a) Actions of Agents. The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several.

(b) Agents of Trustee. The Issuer and the Agents acknowledge and agree that in the event of a Default or Event of Default, the Trustee may, by notice in writing to the Issuer and the Agents, require that the Agents act as agents of, and take instructions exclusively from, the Trustee. Prior to receiving such written notice from the Trustee, the Agents shall be the agents of the Issuer and need have no concern for the interests of the Holders.

(c) Mechanical Nature. The roles, duties and functions of the Agents are of a mechanical nature and each Agent shall only perform those acts and duties as specifically set out in this Indenture and no other acts, covenants, obligations or duties shall be implied or read into this Indenture against any of the Agents.

(d) Funds held by Agents. The Agents will hold all funds received pursuant hereto as banker and as a result, such money will not be held in accordance with the rules established by the Financial Conduct Authority in the Financial Conduct Authority’s Handbook of rules and guidance from time to time in relation to client money.

(e) Publication of Notices. Any obligation the Agents may have to publish a notice to Holders of Global Notes on behalf of the Issuer will be met upon delivery of the notice to Euroclear and/or Clearstream.

(f) Instructions. In the event that instructions given to any Agent are not reasonably clear, then such Agent shall be entitled to seek clarification from the Issuer or other party entitled to give the Agents instructions under this Indenture by written request promptly, and in any event within one Business Day of receipt by such Agent of such instructions. If an Agent has sought clarification in accordance with this Section 2.15, then such Agent shall be entitled to take no action until such clarification is provided, and shall not incur any liability for not taking any action pending receipt of such clarification.

(g) No Fiduciary Duty. No Agent shall be under any fiduciary duty or other obligation towards, or have any relationship of agency or trust, for or with any person other than the Issuer.

(h) Tax Withholding.

(1) The Issuer shall notify each Agent in the event that they determine that any payment to be made by an Agent under the Notes is a payment which could be subject to FATCA Withholding if such payment were made to a recipient that is generally unable to receive payments free from FATCA Withholding, and the extent to which the relevant payment is so treated; provided, however, that the Issuers’ obligations under this Section 2.15(h) shall apply only to the extent that such payments are so treated by virtue of characteristics of either Issuer, the Notes, or both.

(2) Notwithstanding any other provision of this Indenture, each Agent shall be entitled to make a deduction or withholding from any payment which it makes under the Notes for or on account of any Tax, if and only to the extent so required by Applicable Law, in which event the Agent shall make such payment after such deduction or withholding has been made and shall account to the relevant Authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Issuer the amount so deducted or withheld, in which case, the Issuer shall so account to the relevant Authority for such amount. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by Applicable Law for the purposes of this Section 2.15(h)(ii).

(3) In the event that the Issuer determines in its sole discretion that any deduction or withholding for or on account of any Tax will be required by Applicable Law in connection with any payment due to any of the Agents on any Notes, then the Issuer will be entitled to redirect or reorganize any such payment in any way that it sees fit in order that the payment may be made without such deduction or withholding provided that, any such redirected or reorganized payment is made through a recognized institution of international standing and otherwise made in accordance with this Indenture. The Issuer will promptly notify the Agents and the Trustee of any such redirection or reorganization. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by Applicable Law for the purposes of this Section 2.15(h)(iii).

For the purposes of this Section 2.15(h) only, “Tax” means any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any Authority having power to tax; and “Authority” means any competent regulatory, prosecuting, Tax or governmental authority in any jurisdiction.

Section 2.16 Series of Notes; Issuance of Additional Notes.

(a) The Issuer shall be entitled, subject to its compliance with Sections 2.02 and 4.04, to issue Notes under this Indenture in an unlimited principal amount which shall have identical terms and conditions as the Notes. The Notes and any related Additional Notes shall be treated as a single class for all purposes under this Indenture, including waivers, amendments and all other matters which are not specifically distinguished for the series of Notes. Unless the context otherwise requires, for all purposes of this Indenture, references to the Notes include any Additional Notes actually issued. The Notes and any Additional Notes shall be deemed to form one series and references to the “Notes” shall be deemed to refer to the Notes initially issued on the Issue Date as well as any Additional Notes.

(b) In authenticating and delivering Additional Notes, the Trustee shall be entitled to receive the Opinions of Counsel and Officer’s Certificates, as the case may be, required by Sections 9.06 and 12.02.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee.

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of paragraph 5 of the Notes, it must furnish to the Trustee, at least 10 days but not more than 60 days before a redemption date, an Officer’s Certificate setting forth:

(1) the paragraph of the Notes and/or the clause of this Indenture pursuant to which the redemption shall occur;

(2) the redemption date and the record date;

(3) the principal amount of Notes to be redeemed;

(4) the redemption price; and

(5) the ISIN and Common Code numbers, as applicable.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

(a) If less than all of the Notes are to be redeemed at any time, the Registrar or the Paying Agent will select the Notes for redemption in compliance with the requirements of the principal securities exchange, if any, on which the Notes are listed, as certified to the Trustee by the Issuer, and in compliance with the requirements of Euroclear and Clearstream, or if the Notes are not so listed or such exchange prescribes no method of selection and the Notes are not held through Euroclear and Clearstream or Euroclear and Clearstream prescribe no method of selection, on a pro rata basis, subject to adjustments so that no Notes in an unauthorized denomination remains outstanding after such redemption; provided, however, that no Note of €100,000 in aggregate principal amount or less shall be redeemed in part and only Notes in integral multiples of €1,000 shall be redeemed. The Trustee, the Paying Agent and the Registrar shall not be liable to any person for selections made under this Section 3.02(a).

(b) Notices of purchase or redemption will be given to each Holder pursuant to Sections 3.03 and 12.01.

(c) Neither the Trustee, the Paying Agent nor the Registrar will be liable for selections made as contemplated in this Section 3.02.

Section 3.03 Notice of Redemption.

(a) Notices of redemption will be provided electronically or mailed by first-class mail at least 10 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at the address of such Holder appearing in the security register or otherwise in accordance with the Applicable Procedures, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture.

(b) Notice of any redemption of the Notes may, at the Issuer’s discretion, be given prior to the completion of a transaction (including an Equity Offering, an Incurrence of Indebtedness, a Change of Control or other transaction) and any redemption notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a related transaction. If such redemption or purchase is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time (but not more than 60 days after the date the notice of redemption was sent) as any or all such conditions shall be satisfied, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

(c) The notice of redemption will identify the Notes to be redeemed and will state:

(1) the redemption date and the record date;

(2) the redemption price and the amount of accrued interest, if any, and Additional Amounts, if any, to be paid;

(3) the name and address of the Paying Agent(s) to which the Notes are to be surrendered for redemption;

(4) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price, plus accrued and unpaid interest, if any, and Additional Amounts, if any;

(5) that, unless the Issuer defaults in making such redemption payment, interest, and Additional Amounts, if any, on Notes called for redemption ceases to accrue on and after the redemption date;

(6) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(7) that no representation is made as to the correctness or accuracy of the ISIN and Common Code numbers, as applicable, listed in such notice or printed on the Notes; and

(8) whether the redemption is conditioned on any events and, if so, a detailed explanation of such conditions.

(d) If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed, in which case a portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. In the case of a Definitive Registered Note, a new Definitive Registered Note in principal amount equal to the unredeemed portion of any Definitive Registered Note redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Note. In the case of a Global Note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice (including any conditions contained therein), Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Issuer defaults in the payment of the redemption price, interest ceases to accrue on Notes or portions of them called for redemption.

(e) At the Issuer’s request and expense, the Trustee or the Paying Agent shall give the notice of redemption in the Issuer’s name. In such event, the Issuer shall provide the Trustee and the Paying Agent with the form of notice to be published no later than 10:00 a.m. (London Time) on the date of publication of the notice of redemption (or such shorter period as agreed by the Issuer and the Trustee).

Section 3.04 Deposit of Redemption or Purchase Price.

(a) No later than 3:00 p.m. (London time) on each Business Day immediately prior to such date of redemption or purchase, the Issuer will deposit with the Paying Agent money sufficient to pay the redemption or purchase price of, accrued interest, the relevant Applicable Premium, if any, and Additional Amounts, if any, on all Notes to be redeemed or purchased on such date of redemption or purchase; provided, however, that the Paying Agent and the Trustee shall not charge the Issuer any fee and the Issuer shall not incur any expense relating to the deposit of funds one Business Day prior to the relevant date of redemption or purchase in compliance with this Section 3.04. The Paying Agent will promptly return to the Issuer any money deposited with the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption or purchase price of, accrued interest, the relevant Applicable Premium, if any, and Additional Amounts, if any, on all Notes to be redeemed or purchased.

(b) If the Issuer complies with the provisions of Section 3.04(a), on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Issuer to comply with Section 3.04(a), interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case, at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.05 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Issuer will issue and, upon receipt of an Authentication Order, the Trustee or the Authenticating Agent will authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered, provided that any Note shall be in a principal amount of €100,000 and in integral multiples of €1,000 in excess thereof.

Section 3.06 Mandatory Redemption or Sinking Fund.

The Issuer is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes. However, under certain circumstances the Issuer may be required to purchase Notes as described in Section 4.05 and Section 4.07.

Section 3.07 Redemption for Taxation Reasons

(a) The Issuer may redeem the Notes in whole, but not in part, at any time upon giving not less than 10 nor more than 60 days’ prior notice to the Holders of the Notes (which notice will be irrevocable) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Issuer determines in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations, or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined below) affecting taxation which becomes effective on or after the Issue Date or, if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the Issue Date, such later date; or

(2) any amendment to, introduction of, or change in an official application, administration or interpretation of such laws, treaties, regulations, official guidance or rulings (including by reason of a holding, judgment or order by a court of competent jurisdiction or a change in published administrative practice) on or after the Issue Date or, if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the Issue Date, such later date,

(each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), a Payor is, or on the next interest payment date in respect of the Notes or the Notes Guarantees, as applicable, would be, required to pay Additional Amounts with respect to the Notes or the Notes Guarantees, as applicable, and such obligation cannot be avoided by taking reasonable measures available to the Payor (including, for the avoidance of doubt, the appointment of a new Paying Agent where this would be reasonable). Notwithstanding the foregoing, the Issuer may not redeem the Notes under this provision if a Relevant Taxing Jurisdiction changes under this Indenture and the Payor is obligated to pay Additional Amounts as a result of a Change in Tax Law of the then current Relevant Taxing Jurisdiction which, at the time it became the Relevant Taxing Jurisdiction under this Indenture, had been publicly announced as being or having been formally proposed.

(b) Notice of redemption for taxation reasons will be published in accordance with the procedures described in Section 3.02 and Section 3.03. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 60 days prior to the earliest date on which the Payor would be obligated to make such payment of Additional Amounts. Prior to the publication (including by electronic means) or mailing of any notice of redemption of Notes pursuant to the foregoing, the Issuer will deliver to the Trustee (a) an Officer’s Certificate stating that it is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied and that the obligation to pay Additional Amounts cannot be avoided by the relevant Payor taking reasonable measures available to it and (b) a written opinion of an independent tax counsel of recognized standing qualified under the laws of the Relevant Taxing Jurisdiction and reasonably satisfactory to the Trustee to the effect that the Payor has been or will become obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept and shall be entitled to rely on such Officer’s Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, without further inquiry, in which event it will be conclusive and binding on the Holders.

(c) The foregoing provisions in this Section 3.07 will apply mutatis mutandis to any successor Person, after such successor Person becomes a party to this Indenture.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

The Issuer will pay or cause to be paid the principal of, premium on, if any, interest and Additional Amounts, if any, on the Notes on the dates and in the manner provided in the Notes and this Indenture. Principal, premium, if any, interest and Additional Amounts, if any, will be considered paid on the date due if on the date the Trustee or the Paying Agent (other than the Issuer or any of its Affiliates) holds, in accordance with this Indenture, money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest and Additional Amounts, if any, then due. If the Issuer or any of its Subsidiaries acts as Paying Agent, principal of, premium on, if any, interest and Additional Amounts, if any, on the Notes, shall be considered paid on the due date if the entity acting as Paying Agent complies with Section 2.04.

The Issuer will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at a rate that is 1% higher than the then applicable interest rate on the Notes to the extent lawful. The Issuer will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Amounts, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

Section 4.02 Reports.

(a) So long as any Notes are outstanding, the Issuer will furnish to the Trustee the following reports:

(1) within 120 days after the end of the Issuer’s fiscal year, commencing with the fiscal year ended December 31, 2018, all annual financial information that would be required to be contained in a filing with the SEC on Form 20-F if the Issuer were required to file such form, including an “Operating and Financial Review” and the report of the independent auditors on the financial statements;

(2) within 60 days after the end of the first three fiscal quarters in each fiscal year of the Issuer, commencing with the fiscal quarter ending June 30, 2018, quarterly financial statements containing the following information: (a) the Issuer’s unaudited condensed consolidated balance sheet as of the end of such quarter and unaudited condensed statements of income and cash flow for the most recent quarter year to date period ending on the unaudited condensed balance sheet date and the comparable prior period, together with condensed footnote disclosure; and (b) an operating and financial review of the unaudited financial statements, including a discussion of the results of operations, financial condition and material changes in liquidity and capital resources of the Issuer; and

(3) promptly after the occurrence of a material acquisition, disposition or restructuring, any change of the Chief Executive Officer or the Chief Financial Officer of the Issuer or a change in auditors of the Issuer, a report containing a description of such event.

(b) In addition, the Issuer shall furnish to the Holders and to prospective investors, upon the request of such parties, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for so long as the Notes are not freely transferable under the Exchange Act by persons who are not “affiliates” under the Securities Act.

(c) For purposes of this Section 4.02, the Issuer will be deemed to have furnished the reports to the Trustee and the Holders as required by this Section 4.02 if the Issuer has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available or the Issuer has posted such reports on the Issuer’s public website.

(d) No report need include separate financial statements for any Guarantors or non-Guarantor Subsidiaries of the Issuer or any disclosure with respect to the results of operations or any other financial or statistical disclosure not of a type included in the Offering Memorandum.

(e) At any time that any of the Issuer’s Subsidiaries are Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, taken as a whole, constitutes a Significant Subsidiary of the Issuer, then the quarterly and annual financial information required by Section 4.02(a)(1) and Section 4.02(a)(2) will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

(f) If and for so long as the equity securities of the Issuer or a Successor Parent are listed on a Recognized Stock Exchange and the Issuer or a Successor Parent is subject to the admission and disclosure standards applicable to issuers of equity securities admitted to trading on a Recognized Stock Exchange, for so long as it elects, the Issuer will be entitled to make available to the Trustee such annual reports, information, documents and other reports that the Issuer or a Successor Parent is, or would be, required to file with the Recognized Stock Exchange. Upon complying with the foregoing sentence, and provided that such requirements require the Issuer or a Successor Parent to prepare and file annual reports, information, documents and other reports with a Recognized Stock Exchange and the Issuer additionally provides the reports set forth in Section 4.02(a)(2) with respect to its first and third fiscal quarters, the Issuer will be deemed to have complied with the provisions contained in the preceding paragraphs in this Section 4.02. Such reports shall include a reasonably detailed description of material differences between the consolidated financial statements of a Successor Parent and the Issuer (if any).

Section 4.03 Compliance Certificate; Notice of Defaults.

(a) The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signers thereof know of any Default that occurred during the previous year.

(b) The Issuer shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Section 4.04 Limitation on Indebtedness.

(a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Issuer and any of the Issuer’s Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness), if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries is at least 2.00 to 1.00.

(b) Section 4.04(a) will not prohibit the Incurrence of the following Indebtedness (collectively, “Permitted Debt”):

(1) the Incurrence by the Issuer or any Restricted Subsidiary of Indebtedness under any Credit Facility (and the issuance and creation of letters of credit and bankers’ acceptances thereunder) in an aggregate principal amount at any time outstanding not to exceed an amount equal to the greater of (x) €250.0 million and (y) 120.0% of LTM EBITDA; provided, that any Indebtedness Incurred pursuant to this Section 4.04(b)(1) may be refinanced at any time if such refinancing does not exceed the greater of (I) the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to this Section 4.04(b)(1) on the date of such refinancing and (II) the aggregate principal amount of the Indebtedness being refinanced at such time (together with an amount necessary to pay accrued and unpaid interest and any fees and expenses, including any premium and defeasance costs, indemnity fees, discounts, premiums and other costs and expenses (including original issue discount, upfront fees or similar fees) incurred or payable in connection with such refinancing);

(2) (a) Guarantees by the Issuer or any Restricted Subsidiary of Indebtedness or other obligations of the Issuer or any Restricted Subsidiary that was permitted to be incurred by another provision of this Section 4.04; provided that if the Indebtedness being Guaranteed is subordinated to the Notes or a Notes Guarantee, as applicable, then the Guarantee shall be subordinated to the same extent as the Indebtedness guaranteed; and (b) without limiting Section 4.06, Indebtedness arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of the Issuer or any Restricted Subsidiary, in each case, so long as the Incurrence of such Indebtedness or other obligations is not prohibited by the terms of this Indenture;

(3) Indebtedness of the Issuer owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Issuer or any Restricted Subsidiary; provided, however, that:

(A) if the Issuer or a Guarantor is the obligor of any such Indebtedness and the obligee is not the Issuer or a Guarantor, such Indebtedness is unsecured and, if the aggregate principal amount of such Indebtedness (other than Indebtedness that is outstanding for a period of less than 90 days or that represents intra-group cash management transactions in the ordinary course of business) of the Issuer or such Guarantor exceeds €10.0 million, it is to the extent legally permitted expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, in the case of the Issuer, or the applicable Notes Guarantee, in the case of a Guarantor; and

(B) (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary, and (ii) any sale or other transfer of any such Indebtedness to a Person other than the Issuer or a Restricted Subsidiary shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this Section 4.04(b)(3) by the Issuer or such Restricted Subsidiary, as the case may be;

(4) Indebtedness represented by (a) the Notes (other than any Additional Notes), including any Guarantee thereof; (b) any Indebtedness of the Issuer and its Restricted Subsidiaries outstanding on the Issue Date after giving pro forma effect to the offering of the Notes and use of proceeds therefrom as set forth under “Use of Proceeds” in the Offering Memorandum, including the Existing Notes until such Existing Notes are repaid pursuant to the Refinancing in accordance with the Satisfaction and Discharge Documents; (c) Refinancing Indebtedness Incurred in respect of any Indebtedness described in clauses (a), (b) (other than the Existing Notes) and (c) of this Section 4.04(b)(4) or in Section 4.04(b)(5) or Incurred pursuant to Section 4.04(a); and (d) Management Advances;

(5) Indebtedness (x) of the Issuer or any of the Restricted Subsidiaries, or any Person that will become a Restricted Subsidiary or that will be merged, consolidated or otherwise combined with or into the Issuer or any of its Restricted Subsidiaries, Incurred or issued to finance all or a portion of an acquisition (including an acquisition of any assets or any Person) or (y) of Persons that are, or secured by any assets that are, acquired by the Issuer or any Restricted Subsidiary or merged into, amalgamated or consolidated with the Issuer or a Restricted Subsidiary in accordance with the terms of this Indenture; provided that with respect to Indebtedness Incurred pursuant to clauses (x) and (y) of this Section 4.04(b)(5) may be up to an aggregate amount such that, after giving effect to such acquisition, merger or consolidation, either: (i) the Issuer would be permitted to Incur at least €1.00 of additional Indebtedness pursuant to Section 4.04(a) or (ii) the Fixed Charge Coverage Ratio of the Issuer would not be lower than it was immediately prior to such acquisition, merger, amalgamation or consolidation;

(6) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes, as determined in good faith by the Issuer, and, for the avoidance of doubt, Hedging Obligations in effect on the Issue Date shall not be deemed to be for speculative purposes);

(7) Indebtedness represented by, or consisting of, Capitalized Lease Obligations, mortgage financings, Purchase Money Obligations or other financings, Incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in a Similar Business or Indebtedness otherwise Incurred to finance or refinance the purchase, lease, rental or cost of design, construction, installation or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this Section 4.04(b)(7) and then outstanding, not exceeding the greater of (i) €60.0 million and (ii) 30.0% of LTM EBITDA at the time of Incurrence; provided, however, that such Indebtedness exists prior to or on the date of such purchase, lease, rental or cost of design, construction, installation or improvement or is created within 270 days thereafter;

(8) Indebtedness in respect of (a) workers’ compensation claims, self-insurance obligations, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits, customer guarantees performance, indemnity, surety, judgment, appeal, advance payment (including progress premiums), customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Issuer or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business or consistent with past practice (including, for the avoidance of doubt, Indebtedness arising under any bank guarantee, surety (Bürgschaft) or any other instrument issued by a bank or financial institution upon request of the Issuer or any Guarantor in order to comply with the requirements of section 8a of the German Act on Partial Retirement (Altersteilzeitgesetz) or of section 7e of the German Social Security Code Part IV (Sozialgesetzbuch IV)); (b) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or consistent with past practice; provided, however, that such Indebtedness is extinguished within 30 Business Days of Incurrence; (c) customer deposits and advance payments (including progress premiums) received in the ordinary course of business or consistent with past practice from customers for goods or services purchased in the ordinary course of business or consistent with past practice; (d) letters of credit, bankers’ acceptances, warehouse receipts, guarantees, discounted bills of exchange or other discounting or factoring of receivables for credit management of bad debt purposes or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business or consistent with past practice; (e) the financing of insurance premiums, take-or-pay obligations contained in supply arrangements, any customary treasury and/or cash management services, depositary, cash management, credit card processing, automatic clearinghouse arrangements, overdraft protections, credit or debit card, purchase card, electronic funds transfer, the collection of checks and direct debits, cash pooling or netting or setting off arrangements or similar arrangements in the ordinary course of business or consistent with past practice; (f) Indebtedness representing (i) deferred compensation to current or former directors, officers, employees, members of management, managers and consultants of the Issuer or any of its Subsidiaries in the ordinary course of business or consistent with past practice and (ii) deferred compensation or other similar arrangements in connection with any Investment or acquisition permitted hereby; and (g) short-term borrowings of no longer than 30 Business Days owed to banks and other financial institutions Incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Issuer and its Restricted Subsidiaries;

(9) Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that, in connection with a disposition, the maximum liability of the Issuer and its Restricted Subsidiaries in respect of all such Indebtedness shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition;

(10) Indebtedness consisting of promissory notes issued by the Issuer or any of its Restricted Subsidiaries to any future, present or former employee, director, contractor or consultant of the Issuer or any of its Subsidiaries (or permitted transferees, assigns, estates, or heirs of such employee, director, contractor or consultant), to finance the purchase or redemption of Capital Stock or payment of a transaction bonus;

(11) Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this Section 4.04(b)(11) and then outstanding, will not exceed the greater of (a) €100.0 million and (b) 50.0% of LTM EBITDA;

(12) Indebtedness in respect of any Qualified Securitization Financing or any Receivables Facility;

(13) any obligation, or guarantee of any obligation, of the Issuer or any Restricted Subsidiary to reimburse or indemnify a Person extending credit to customers of the Issuer or a Restricted Subsidiary Incurred in the ordinary course of business or consistent with past practice for all or any portion of the amounts payable by such customers to the Person extending such credit;

(14) Indebtedness of the Issuer or any of its Restricted Subsidiaries arising pursuant to any Permitted Tax Restructuring;

(15) Indebtedness of the Issuer or any Guarantor issuable upon the conversion or exchange of shares of Disqualified Stock issued in accordance with Section 4.04(a), and any Refinancing Indebtedness with respect thereto; provided that any such Indebtedness issuable upon the conversion or exchange of shares of Disqualified Stock and any Refinancing Indebtedness with respect thereto shall not exceed the principal component of all obligations, or liquidation preference with respect to, such Disqualified Stock;

(16) Guarantees of the obligations of joint ventures at any time outstanding Incurred pursuant to this Section 4.04(b)(16) not exceeding the greater of (a) €25.0 million and (b) 12.0% of LTM EBITDA; and

(17) the issuance by any Restricted Subsidiary to the Issuer or to any other Restricted Subsidiary of Preferred Stock; provided, that:

(a) any subsequent issuance or transfer of Preferred Stock that results in any such Preferred Stock being held by a Person other than the Issuer or a Restricted Subsidiary; and

(b) any sale or other transfer of any such Preferred Stock to a Person that is not either the Issuer or a Restricted Subsidiary,

will be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted pursuant to this Section 4.04(b)(17).

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 4.04:

(1) subject to Section 4.04(c)(3), in the event that all or any portion of any item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt or is entitled to be Incurred pursuant to Section 4.04(a), the Issuer, in its sole discretion, will classify, and may from time to time reclassify, such item of Indebtedness and only be required to include, in any manner that complies with this Section 4.04, the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in Section 4.04(a) or one of the clauses of Section 4.04(b), and Indebtedness permitted by this Section 4.04 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.04 permitting such Indebtedness; provided that any amounts outstanding under the Revolving Credit Facility on the Issue Date shall be deemed to be incurred under Section 4.04(b)(1) and, for the avoidance of doubt, certain types of obligations (for example, Qualified Securitization Financing) may not qualify as Indebtedness to the extent such obligations are excluded from the definition of “Indebtedness”;

(2) with respect to any Indebtedness incurred pursuant to a clause limited by a fixed Euro amount in Section 4.04(b), if at any time that the Issuer or any of its Restricted Subsidiaries would be entitled to have Incurred any then outstanding item of Indebtedness pursuant to Section 4.04(a), such item of Indebtedness shall be automatically reclassified into an item of Indebtedness Incurred pursuant to Section 4.04(a);

(3) for purposes of determining compliance with this Section 4.04, with respect to Indebtedness Incurred under a Credit Facility, reborrowings of amounts previously repaid pursuant to provisions under a Credit Facility that provide that Indebtedness is deemed to be repaid periodically shall only be deemed for purposes of this Section 4.04 to have been Incurred on the date such Indebtedness was first Incurred and not on the date of any subsequent reborrowing thereof;

(4) in the case of any refinancing Indebtedness, when measuring the outstanding amount of such Indebtedness, such amount shall not include any amounts necessary to pay accrued and unpaid interest and any fees and expenses, including any premium and defeasance costs, indemnity fees, discounts, premiums and other costs and expenses (including original issue discount, upfront fees or similar fees) Incurred or payable in connection with such refinancing;

(5) Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(6) if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to any clause of Section 4.04(a) or Section 4.04(b) and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(7) the principal amount of any Disqualified Stock of the Issuer or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(8) in the event that the Issuer or a Restricted Subsidiary enters into or increases commitments under a revolving credit facility, enters into any commitment to Incur or issue Indebtedness or commits to Incur any Lien pursuant to clause (1) of the definition of “Permitted Liens,” the Incurrence or issuance thereof for all purposes under this Indenture, including without limitation for purposes of calculating the Fixed Charge Coverage Ratio or usage of Section 4.04(b)(1) through Section 4.04(b)(17) (if any) for borrowings and reborrowings thereunder (and including issuance and creation of letters of credit and bankers’ acceptances thereunder) will, at the Issuer’s option, either (a) be determined on the date of such revolving credit facility or such entry into or increase in commitments (assuming that the full amount thereof has been borrowed as of such date) or other Indebtedness, Disqualified Stock or Preferred Stock, and, if such Fixed Charge Coverage Ratio, test or other provision of this Indenture is satisfied with respect thereto at such time, any borrowing or reborrowing thereunder (and the issuance and creation of letters of credit and bankers’ acceptances thereunder) will be permitted under this Section 4.04 irrespective of the Fixed Charge Coverage Ratio or other provision of this Indenture at the time of any borrowing or reborrowing (or issuance or creation of letters of credit or bankers’ acceptances thereunder) (the committed amount permitted to be borrowed or reborrowed (and the issuance and creation of letters of credit and bankers’ acceptances) on a date pursuant to the operation of this clause (a) shall be the “Reserved Indebtedness Amount” as of such date for purposes of the Fixed Charge Coverage Ratio and, to the extent of the usage of Section 4.04(b)(1) through Section 4.04(b)(17) (if any), shall be deemed to be Incurred and outstanding under such clauses) or (b) be determined on the date such amount is borrowed pursuant to any such facility or increased commitment, and in each case, the Issuer may revoke such determination at any time and from time to time;

(9) notwithstanding anything in this Section 4.04 to the contrary, in the case of any Indebtedness Incurred to refinance Indebtedness initially Incurred in reliance on a clause of Section 4.04(b) measured by reference to a percentage of LTM EBITDA at the time of Incurrence, if such refinancing would cause the percentage of LTM EBITDA restriction to be exceeded if calculated based on the percentage of LTM EBITDA on the date of such refinancing, such percentage of LTM EBITDA restriction shall not be deemed to be exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus premiums (including tender premiums), defeasance, costs and fees in connection with such refinancing; and

(10) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of IFRS.

(d) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS, will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.04.

(e) If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date pursuant to this Section 4.04, the Issuer shall be in default of this Section 4.04).

(f) For purposes of determining compliance with any Euro-denominated restriction on the Incurrence of Indebtedness, the Euro Equivalent principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred or the date of the contractual agreement to Incur such Indebtedness, in the case of term debt, or first committed or first Incurred (whichever yields the lower Euro Equivalent), in the case of revolving credit debt; provided, that (a) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than Euro, and such refinancing would cause the applicable Euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Euro-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (x) the principal amount of such Indebtedness being refinanced plus (y) the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees or similar fees) Incurred in connection with such refinancing; (b) the Euro Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date; and (c) if any such Indebtedness that is denominated in a different currency is subject to a currency agreement (with respect to Euro) covering principal amounts payable on such Indebtedness, the amount of such Indebtedness expressed in Euro will be adjusted to take into account the effect of such agreement.

(g) Notwithstanding any other provision of this Section 4.04, the maximum amount of Indebtedness that the Issuer or a Restricted Subsidiary may Incur pursuant to this Section 4.04 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

(h) The Issuer will not, and will not permit any Restricted Subsidiary that is a Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is contractually subordinated to any other Indebtedness of the Issuer or any Guarantor, as the case may be, unless such Indebtedness is subordinated in right of payment to the Notes or such Guarantor’s Notes Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

(i) No Indebtedness will be deemed to be contractually subordinated in right of payment to any Indebtedness of the Issuer or any Guarantor solely by virtue of being unsecured or by virtue of being secured on a junior Lien basis.

Section 4.05 Limitation on Sales of Assets and Subsidiary Stock.

(a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Issuer of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2) in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied:

(A) to the extent the Issuer or any Restricted Subsidiary, as the case may be, elects (i) to prepay, repay, redeem or purchase any Indebtedness of a Restricted Subsidiary that is not a Guarantor (in each case, other than Indebtedness owed to the Issuer or any Restricted Subsidiary) and any Indebtedness of the Issuer or a Restricted Subsidiary that is not Subordinated Indebtedness within 365 days from the later of (a) the date of such Asset Disposition and (b) the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment, redemption or purchase of Indebtedness pursuant to this Section 4.05(a)(3)(A), the Issuer or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or (ii) to make an Asset Disposition Offer;

(B) to the extent the Issuer or any Restricted Subsidiary elects, to invest in or purchase or commit to invest in or purchase Additional Assets (including by means of an investment in Additional Assets equal to the amount of Net Available Cash received by the Issuer or any of its Restricted Subsidiaries) within 365 days from the later of (i) the date of such Asset Disposition and (ii) the receipt of such Net Available Cash; provided, however, that a binding agreement shall be treated as a permitted application of Net Available Cash from the date of such commitment with the good faith expectation that an amount equal to Net Available Cash will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event of any Acceptable Commitment is later canceled or terminated for any reason before such amount is applied in connection therewith, then such Net Available Cash shall constitute Excess Proceeds;

(C) (i) to purchase any Notes pursuant to an offer to all Holders of such Notes at a purchase price in cash equal to at least 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to, but not including, the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) or by making an Asset Disposition Offer to all Holders of the Notes (in accordance with the procedures set out below) or (ii) to redeem any Notes pursuant to the redemption provisions of this Indenture, in each case, provided such offer to purchase is launched or the relevant redemption notice is delivered within 365 days from the later of (A) the date of such Asset Disposition and (B) the receipt of such Net Available Cash; and

(D) to consummate any combination of the foregoing,

provided that, (1) pending the final application of the amount of any such Net Available Cash in accordance with Section 4.05(a)(3)(A) through Section 4.05(a)(3)(D), the Issuer and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Available Cash in any manner not prohibited by this Indenture; and (2) the Issuer or any Restricted Subsidiary (as the case may be) may elect to invest in Additional Assets prior to receiving the Net Available Cash attributable to any given Asset Disposition (provided that such investment shall be made no earlier than the earliest of notice to the Trustee of the relevant Asset Disposition, execution of a definitive agreement for the relevant Asset Disposition or consummation of the relevant Asset Disposition) and deem the amount so invested to be applied pursuant to and in accordance with Section 4.05(a)(3)(B) with respect to such Asset Disposition.

(b) Notwithstanding the foregoing, to the extent that (x) a distribution of any or all of the Net Available Cash of any Asset Disposition by the Issuer or any of its Restricted Subsidiaries (to the extent necessary to comply with this Section 4.05) is prohibited or delayed by applicable local law (including financial assistance and corporate benefit restrictions and fiduciary and statutory duties of the relevant directors) or (y) a distribution of any or all of the Net Available Cash of any Asset Disposition by the Issuer or any of its Restricted Subsidiaries (to the extent necessary to comply with this Section 4.05) could result in material adverse Tax consequences, as determined by the Issuer in its sole discretion, the portion of such Net Available Cash so affected will not be required to be applied in compliance with this Section 4.05.

(c) The amount of any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in Section 4.05(a) will be deemed to constitute “Excess Proceeds” under this Indenture. On the 366th day after the later of an Asset Disposition or the receipt of such Net Available Cash (or (i) such earlier date as the Issuer or its Restricted Subsidiaries may elect or (ii) such later date as set forth in Section 4.05(a)(3)(B)), if the aggregate amount of Excess Proceeds under this Indenture exceeds €25.0 million, the Issuer will within 10 Business Days, be required to make an offer (“Asset Disposition Offer”) to all Holders of Notes issued under such Indenture and, to the extent the Issuer or any other Restricted Subsidiary elects, to all holders of other outstanding Pari Passu Indebtedness, to purchase the maximum principal amount of Notes and to repay, prepay or purchase any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in respect of the Notes in an amount equal to 100% of the principal amount of the Notes and not more than 100% of the principal amount of such Pari Passu Indebtedness, in each case, plus accrued and unpaid interest, if any, to, but not including, the date of repayment, prepayment or purchase, in accordance with the procedures set forth in this Indenture or the agreements governing the Pari Passu Indebtedness, as applicable, and which may include in the case of such Pari Passu Indebtedness that is Public Debt, such higher price as may be contemplated by the agreement governing such Pari Passu Indebtedness (provided that such agreement has not been amended or modified to provide for such higher price in connection with such prepayment, repayment, purchase or redemption and provided further that the excess over 100% of the principal amount shall not be paid with Excess Proceeds), and with respect to the Notes, in minimum denominations of €100,000 and in integral multiples of €1,000 in excess thereof. The Issuer will deliver notice of such Asset Disposition Offer electronically or by first-class mail, with a copy to the Trustee, the Paying Agent and each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the Applicable Procedures, describing the transaction or transactions that constitute the Asset Disposition and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 10 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by this Indenture and described in such notice. The Issuer may satisfy the foregoing obligations with respect to any Net Available Cash from an Asset Disposition by making an Asset Disposition Offer with respect to all Net Available Cash prior to the expiration of the relevant 365 days (or such longer period provided above) or with respect to any unapplied Excess Proceeds.

(d) To the extent that the aggregate amount of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose not prohibited by this Indenture. If the aggregate principal amount of the Notes surrendered in any Asset Disposition Offer by Holders and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Notes and such Pari Passu Indebtedness to be repaid, prepaid or purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and such Pari Passu Indebtedness. For the purposes of calculating the principal amount of any such Indebtedness not denominated in Euro, such Indebtedness shall be calculated by converting any such principal amounts into their Euro Equivalent determined as of a date selected by the

Issuer that is within the Asset Disposition Offer Period. Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero. Upon consummation or expiration of any Asset Disposition Offer, any remaining Net Available Cash shall not be deemed Excess Proceeds and the Issuer may use such Net Available Cash for any purpose not prohibited by this Indenture.

(e) To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than Euro, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in Euro that is actually received by the Issuer upon converting such portion into Euro.

(f) For the purposes of Section 4.05(a)(2), the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness or other liabilities, contingent or otherwise, of the Issuer or a Restricted Subsidiary and the release of the Issuer or a Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2) securities, notes or other obligations received by the Issuer or any Restricted Subsidiary from the transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Issuer and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4) consideration consisting of Indebtedness of the Issuer or any Guarantor received after the Issue Date from Persons who are not the Issuer or any Restricted Subsidiary;

(5) any Designated Non-Cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 4.05 that is at that time outstanding, not to exceed the greater of (a) €35.0 million and (b) 17.0% of LTM EBITDA (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(6) consideration consisting of Additional Assets; and

(7) any combination of the consideration specified in Sections 4.05(f)(1) through 4.05(f)(6).

(g) To the extent that the provisions of any securities laws or regulations, including Rule 14e-1 under the Exchange Act, conflict with the provisions of this Indenture, the Issuer will comply with the applicable securities laws, rules and regulations and shall not be deemed to have breached its obligations described in this Indenture by virtue thereof.

(h) Notwithstanding any other provision in this Indenture to the contrary, the provisions of this Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of an Asset Disposition may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

The Revolving Credit Facility may prohibit or limit, and future credit agreements or other agreements to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Notes pursuant to this Section 4.05. In the event the Issuer is prohibited from purchasing the Notes, the Issuer could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under this Indenture.

Section 4.06 Limitation on Liens.

(a) The Issuer will not, and the Issuer will not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) on any of its property or assets (including Capital Stock of any other Person), whether owned on the Issue Date or thereafter acquired, securing any Indebtedness (such Lien, the “Initial Lien”), unless contemporaneously therewith or prior to the Incurrence of such Lien, effective provision is made to secure the Notes and the Notes Guarantees, equally and ratably (or securing on a senior basis, in the case of a Lien securing Indebtedness for money borrowed that is by its terms expressly subordinated to the Notes or any Notes Guarantee) such obligation for so long as such obligation is so secured by such Initial Lien.

(b) Any such Lien created in favor of the Notes or any such Notes Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, (ii) in the case of any Lien securing any Notes Guarantee, the termination and discharge of such Notes Guarantee in accordance with the terms of this Indenture or (iii) any sale, exchange or transfer (other than a transfer constituting a transfer of all or substantially of the assets of the Issuer that is governed by Section 4.07 or Article 5 to any Person that is not an Affiliate of the Issuer of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by the Issuer or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Initial Lien.

(c) With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 4.07 Change of Control.

(a) If a Change of Control Triggering Event occurs, unless (i) a third party makes a change of control offer as described in this Section 4.07 or (ii) the Issuer has previously or substantially concurrently therewith delivered a redemption notice with respect to all the outstanding Notes as described in paragraph 5(c) of the Notes, the Issuer will make an offer to purchase all of the Notes (equal to €100,000 or in integral multiples of €1,000 in excess thereof; provided, that Notes of €100,000 or less may only be redeemed in whole and not in part) pursuant to the offer described below (the “Change of Control Offer”) at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the date of repurchase; provided that if the repurchase date is on or after the record date and on or before the corresponding interest payment date, then Holders in whose name the Notes are registered at the close of business on such record date will receive interest on the repurchase date.

(b) No later than 60 days following any Change of Control Triggering Event, the Issuer will provide or cause to be provided a notice of such Change of Control Offer electronically in accordance with the Applicable Procedures or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the Applicable Procedures, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 10 days and no later than the later of (x) 60 days from the date such notice is delivered and (y) the date of completion of the Change of Control Triggering Event, pursuant to the procedures set forth in Section 3.03 and described in such notice, except in the case of a conditional Change of Control Offer made in advance of a Change of Control Triggering Event:

(1) stating that a Change of Control Triggering Event has occurred or may occur and that such Holder has the right to require the Issuer to purchase all or any part of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest and Additional Amounts, if any, to, but not including, the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) stating the repurchase date (which shall be no earlier than 10 days nor later than 60 days from the date such notice is mailed or delivered pursuant to the procedures set forth in Section 3.03) (the “Change of Control Payment Date”) and the record date;

(3) stating that any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date unless the Change of Control Payment is not paid, and that any Notes or part thereof not tendered will continue to accrue interest;

(4) describing the circumstances and relevant facts regarding the transaction or transactions that constitute the Change of Control;

(5) describing the procedures determined by the Issuer, consistent with this Indenture, that a Holder must follow in order to have its Notes repurchased; and

(6) if such notice is mailed or delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control.

(c) On the Change of Control Payment Date, if the Change of Control shall have occurred, the Issuer will, to the extent lawful:

(1) accept for payment all Notes or portion thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with an agent an amount equal to the Change of Control Payment in respect of all Notes so tendered;

(3) deliver or cause to be delivered to the Trustee an Officer’s Certificate stating the aggregate principal amount of Notes or portions of the Notes being purchased by the Issuer in the Change of Control Offer;

(4) in the case of Global Notes, deliver, or cause to be delivered, to the Paying Agent the Global Notes in order to reflect thereon the portion of such Notes or portions thereof that have been tendered to and purchased by the Issuer; and

(5) in the case of Definitive Registered Notes, deliver, or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Notes accepted for purchase by the Issuer.

(d) If any Definitive Registered Notes have been issued, an agent will promptly mail (or cause to be delivered), at the Issuer’s expense, to each Holder of Definitive Registered Notes so tendered the Change of Control Payment for such Notes, and the Trustee will, at the Issuer’s expense, promptly authenticate and mail (or cause to be transferred by book entry) to each Holder of Definitive Registered Notes a new Definitive Registered Note equal in principal amount to the unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount that is at least €100,000 and integral multiples of €1,000 in excess thereof.

(e) If and for so long as the Notes are listed on the Official List of the Exchange and if and to the extent that the rules of the Exchange so require, the Issuer will notify the Exchange of any Change of Control Offer.

(f) The provisions of this Section 4.07 will be applicable whether or not any other provisions of this Indenture are applicable.

(g) The Issuer will not be required to make a Change of Control Offer following a Change of Control Triggering Event if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption of all outstanding Notes has been given pursuant to this Indenture as described in paragraph 5(c) of the Notes, unless and until there is a default in the payment of the redemption price on the applicable redemption date or the redemption is not consummated due to the failure of a condition precedent contained in the applicable redemption notice to be satisfied. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control Triggering Event; provided, however, that such Change of Control offer is conditional upon such Change of Control.

(h) To the extent that the provisions of any securities laws, rules or regulations, including Rule 14e-1 under the Exchange Act, conflict with the provisions of this Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in this Indenture by virtue thereof. The Issuer may rely on any no-action letters issued by the SEC indicating that the staff of the SEC will not recommend enforcement action in the event a tender offer satisfies certain conditions.

Section 4.08 Additional Notes Guarantees.

(a) Notwithstanding anything to the contrary in this Section 4.08, and subject to the Agreed Guarantee Principles, no Restricted Subsidiary shall, after the Issue Date, Guarantee any Indebtedness outstanding under the Revolving Credit Facility or any Public Debt in an aggregate principal amount in excess of €20.0 million, in each case, of the Issuer or a Guarantor unless such Restricted Subsidiary is or becomes a Guarantor promptly following the date on which the Guarantee of such other Indebtedness is Incurred and, if applicable, executes and delivers to the Trustee a supplemental indenture in the form provided in Exhibit D hereof pursuant to which such Restricted Subsidiary will provide a Notes Guarantee; provided, however, that such Restricted Subsidiary shall not be obligated to become such a Guarantor to the extent and for so long as the Incurrence of such Notes Guarantee is contrary to the Agreed Guarantee Principles or could give rise to or result in:

(1) any breach or violation of statutory limitations, corporate benefit, financial assistance, fraudulent preference, thin capitalization rules, capital maintenance rules, guidance and coordination rules, retention of title claims or the laws, rules or regulations (or analogous restriction) of any applicable jurisdiction;

(2) any risk or liability for the officers, directors or (except in the case of a Restricted Subsidiary that is a partnership) shareholders of such Restricted Subsidiary (or, in the case of a Restricted Subsidiary that is a partnership, directors or shareholders of the partners of such partnership); or

(3) any cost, expense, liability or obligation (including with respect to any Taxes) other than reasonable out of pocket expenses. At the option of the Issuer, any Notes Guarantee may contain limitations on guarantor liability to the extent reasonably necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under Applicable Law (including any usury laws).

(b) Future Notes Guarantees granted pursuant to this provision shall be released in accordance with the provisions of Section 10.12. A Notes Guarantee of a future Guarantor may also be released at the option of the Issuer if at the date of such release there is no Indebtedness of such Guarantor outstanding which was Incurred after the Issue Date and which could not have been Incurred in compliance with this Indenture as of the date of such release if such Guarantor were not designated as a Guarantor as of that date. The Trustee shall (subject to customary protections and/or indemnifications) take all necessary actions, including the granting of releases or waivers reasonably requested by the Issuer to effectuate any release of a Notes Guarantee in accordance with these provisions.

Section 4.09 Designation of Restricted and Unrestricted Subsidiaries.

(a) The Issuer may designate any (i) Restricted Subsidiary to be an Unrestricted Subsidiary and (ii) Unrestricted Subsidiary to be a Restricted Subsidiary, in each case, if any such designation would not cause a Default; provided, that the Issuer may not designate a Restricted Subsidiary to be an Unrestricted Subsidiary if such Restricted Subsidiary guarantees the Revolving Credit Facility or any Public Debt.

(b) If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be Incurred as of such date pursuant to Section 4.04, the Issuer will be in default of Section 4.04.

(c) The Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 4.04 (including pursuant to Section 4.04(b)(5) treating such redesignation as an acquisition for the purpose of such clause), calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

(d) The Issuer may designate any Subsidiary of the Issuer, (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein), to be an Unrestricted Subsidiary only if such Subsidiary or any of its Subsidiaries does not own any Capital Stock of the Issuer or any other Subsidiary of the Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary.

Section 4.10 Withholding Taxes.

(a) All payments made by the Issuer or any Guarantor (including any successor entity) (each, a “Payor”) in respect of the Notes or with respect to any Notes Guarantee, as applicable, will be made free and clear of and without withholding or deduction for, or on account of, any Taxes unless the withholding or deduction of such Taxes is then required by law or by the relevant taxing authority’s official interpretation or administration thereof. If any deduction or withholding for, or on account of, any Taxes imposed or levied by:

(i) any jurisdiction from or through which payment on any such Note or Notes Guarantee is made or any political subdivision or governmental authority thereof or therein having the power to tax; or

(ii) any other jurisdiction in which a Payor is incorporated or organized, engaged in business for tax purposes, or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of clause (i) and (ii), a “Relevant Taxing Jurisdiction”), will at any time be required by law to be made from any payments made by the Payor with respect to any Note or any Notes Guarantee, including (without limitation) payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received by each Holder in respect of such payments, after such withholding or deduction (including any such withholding or deduction from such Additional Amounts), will not be less than the amounts which would have been received by each Holder in respect of such payments on any such Note or Notes Guarantee in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1) any Taxes, to the extent such Taxes would not have been so imposed but for the existence of any present or former connection between the relevant Holder (or between a fiduciary, settlor, beneficiary, member, partner or shareholder of, or possessor of power over the relevant Holder, if the relevant Holder is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including, without limitation, being resident for tax purposes, or being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in or place of management present or deemed present in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Note or the receipt of any payment or the exercise or enforcement of rights under such Note, this Indenture or a Notes Guarantee;

(2) any Taxes, to the extent such Taxes are imposed or withheld by reason of the failure by the Holder or the beneficial owner of the Note to comply with a written request of the Payor addressed to the Holder, after reasonable notice (at least 45 days before any such withholding or deduction would be payable), to provide certification, information, documents or other evidence concerning the nationality, residence, identity or in connection with the Relevant Taxing Jurisdiction of the Holder or such beneficial owner or to make any declaration or similar claim or satisfy any other reporting requirement relating to such matters, which is required by a law, statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of, all or part of such Tax;

(3) any Taxes, to the extent such Taxes are imposed as a result of the presentation of a Note for payment (where Notes are in the form of Definitive Registered Notes and presentation is required) more than 30 days after the later of the applicable payment date or the date the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30 day period);

(4) any Taxes that are payable otherwise than by deduction or withholding from a payment with respect to the Notes or with respect to any Notes Guarantee;

(5) any estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

(6) any Taxes imposed, deducted or withheld pursuant to section 1471(b) of the Code or otherwise imposed pursuant to sections 1471 through 1474 of the Code, in each case, as of the Issue Date (and any amended or successor version that is substantively comparable), any current or future regulations or agreements thereunder, official interpretations thereof or similar law or regulation implementing an intergovernmental agreement relating thereto;

(7) any Taxes payable by or on behalf of, a holder of a Note who is liable for such Taxes due to it (i) being a (deemed) tax resident of, or otherwise being connected to, a low-tax jurisdiction or a jurisdiction included in the EU list of non-cooperative jurisdictions for purposes of any Dutch tax law codified pursuant to the policy intentions described in item N151 on page 67 of the Dutch Coalition Agreement of the (then) proposed Dutch government (Regeerakkoord 2017 “Vertrouwen in de toekomst”) 2017–2021 published on October 10, 2017 and as further described on pages 9 and 10 of the letter to the Dutch parliament dated 23 February 2018 (Kamerstukken II 2017-2018, 25 087, nr. 188) or (ii) being otherwise subject to such Tax as described under (i); or

(8) any combination of Sections 4.10(a)(1) through 4.10(a)(7).

(b) In addition, no Additional Amounts shall be paid with respect to a Holder who is a fiduciary or a partnership or any Person other than the beneficial owner of the Notes, to the extent that the Taxes resulting in Additional Amounts would not have been imposed or the beneficiary or settler with respect to such fiduciary, the member of such partnership or the beneficial owner would not have been entitled to Additional Amounts by reason of any of Sections 4.10(a)(1) through 4.10(a)(7) had such beneficiary, settler, member or beneficial owner held such Notes directly.

(c) The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant tax authority in accordance with Applicable Law. The Payor will provide certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes, or if such tax receipts are not available, certified copies of other reasonable evidence of such payments as soon as reasonably practicable to the Trustee (with a copy to the Paying Agent). Such copies shall be made available to the Holders as soon as reasonably practicable upon reasonable request and will be made available at the offices of the Paying Agent.

(d) If any Payor is obligated to pay Additional Amounts with respect to any payment made on any Note or any Notes Guarantee, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee and the Paying Agent an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor may deliver such Officer’s Certificate as promptly as practicable thereafter). The Trustee and the Paying Agent shall be entitled to rely solely, without further enquiry, on such Officer’s Certificate as conclusive proof that such payments are necessary.

(e) Wherever in this Indenture or the Notes there is mentioned, in any context:

(1) the payment of principal;

(2) redemption prices or purchase prices in connection with a redemption or purchase of the Notes;

(3) interest; or

(4) any other amount payable on or with respect to any of the Notes or any Notes Guarantee,

such reference shall be deemed to include payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f) The Payor will pay each applicable Holder for any present or future stamp, issue, registration, transfer, documentation, court or documentary taxes, or similar charges or levies (including any related interest or penalties with respect thereto) or any other excise, property or similar taxes or similar charges or levies (including any related interest or penalties with respect thereto) that arise in a Relevant Taxing Jurisdiction from the execution, issuance, delivery, registration, enforcement of, the Notes, any Notes Guarantee, this Indenture, or any other document or instrument in relation thereto (other than in each case, in connection with a transfer after this offering) and any stamp, court or documentary taxes or similar charges or levies imposed by any Relevant Taxing Jurisdiction with respect to the receipt of any payments with respect to the Notes or the Notes Guarantees (limited to any such taxes (or similar charges) that are not excluded under Sections 4.10(a)(1) through 4.10(a)(3) and Sections 4.10(a)(5) through 4.10(a)(7) or any combination thereof).

(g) The obligations of this Section 4.10 will survive any termination, defeasance or discharge of this Indenture, and any transfer by a Holder or beneficial owner, and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is incorporated or organized, engaged in business for tax purposes or otherwise resident for tax purposes, or any political subdivision or taxing authority or agency thereof or therein.

Section 4.11 Suspension of Covenants on Achievement of Investment Grade Status.

(a) Following the first day:

(1) the Notes have achieved Investment Grade Status; and

(2) no Default or Event of Default has occurred and is continuing under this Indenture,

then, beginning on that day and continuing until the Reversion Date (as defined below), the Issuer and its Restricted Subsidiaries will not be subject to the following sections (collectively, the “Suspended Covenants”):

(1) Section 4.04;

(2) Section 4.05;

(3) Section 4.08; and

(4) Section 5.01(a)(3),

and, in each case, any related default provision of this Indenture will cease to be effective and will not be applicable to the Issuer and its Restricted Subsidiaries.

(b) If at any time the Notes cease to have such Investment Grade Status, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reversion Date”) and be applicable pursuant to the terms of this Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes subsequently attain Investment Grade Status (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Status); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the Notes Guarantees with respect to the Suspended Covenants based on, and none of the Issuer or any of its Restricted Subsidiaries shall bear any liability with respect to such Suspended Covenants for, any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the “Suspension Period.”

(c) On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under Section 4.04(b)(4)(b). On and after the Reversion Date, all Liens created during the Suspension Period will be considered Permitted Liens pursuant to clause (11) of such definition. On the Reversion Date, the amount of Excess Proceeds shall be reset at zero. On and after each Reversion Date, the Issuer and its Restricted Subsidiaries will be permitted to consummate the transactions contemplated by any contract entered into during the Suspension Period, so long as such contract and such consummation would have been permitted during such Suspension Period.

(d) In addition, any future obligation to grant further Notes Guarantees shall be released. Subject to the Agreed Guarantee Principles, all obligations to grant Notes Guarantees shall be reinstated upon the Reversion Date.

(e) The Trustee shall have no duty to monitor the ratings of the Notes, shall not be deemed to have any knowledge of the ratings of the Notes and shall have no duty to notify Holders if the Notes achieve Investment Grade Status or upon the occurrence of the Reversion Date. The Issuer shall notify the Trustee that the conditions under this Section 4.11 have been satisfied, although such notification shall not be a condition for suspension of the covenants to be effective.

Section 4.12 Financial Calculations.

When calculating the availability under any basket or ratio under this Indenture (including those based upon Total Assets, LTM EBITDA and Fixed Charge Coverage Ratio), in each case, in connection with any acquisition, disposition, merger, joint venture, investment, Incurrence or other similar transaction where there is a time difference between commitment and closing or Incurrence (including in respect of Incurrence of Indebtedness), the date of determination of such basket or ratio and of any Default or Event of Default shall, at the option of the Issuer, be the date the definitive agreements for such acquisition, disposition, merger, joint venture, investment, Incurrence or similar transaction are entered into and such baskets or ratios shall be calculated on a pro forma basis after giving effect to such acquisition, disposition, merger, joint venture, Investment, Incurrence or similar transaction and the other transactions to be entered into in connection therewith (including any Asset Disposition, Incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the applicable reference period for purposes of determining the ability to consummate any such transaction (and not for purposes of any subsequent availability of any basket or ratio). For the avoidance of doubt, (1) if any of such baskets or ratios are exceeded as a result of fluctuations in such basket or ratio (including due to fluctuations in Total Assets, LTM EBITDA, Consolidated EBITDA or cash and Cash Equivalents of the Issuer or the target company) subsequent to such date of determination and at or prior to the consummation of the relevant transaction, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the transactions are permitted hereunder; and (2) such baskets or ratios shall not be tested at the time of consummation of such transaction or related transactions; provided, further, that if the Issuer elects to have such determinations occur at the time of entry into such definitive agreement, any such transactions (including any Asset Disposition or Incurrence of Indebtedness and the use of proceeds thereof) shall be deemed to have occurred on the date the definitive agreements are entered and outstanding thereafter for purposes of calculating any baskets or ratios under this Indenture after the date of such agreement and before the consummation of such transactions.

ARTICLE 5

MERGER AND CONSOLIDATION

Section 5.01 The Issuer.

(a) The Issuer will not consolidate with or merge with or into, or assign, convey, transfer, lease or otherwise dispose of all or substantially all of its assets, in one transaction or a series of related transactions to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Issuer”) (if not the Issuer) will be a Person organized and existing under the laws of any member state of the European Union, the United Kingdom, Switzerland, Norway, Canada or the United States of America, any State of the United States or the District of Columbia and the Successor Issuer (if not the Issuer) will expressly assume by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Issuer under this Indenture and the Notes;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Issuer or any Subsidiary of the Successor Issuer as a result of such transaction as having been Incurred by the Successor Issuer or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, either (a) the Issuer or the Successor Issuer (as the case may be) would be able to Incur at least an additional €1.00 of Indebtedness pursuant to Section 4.04(a) or (b) the Fixed Charge Coverage Ratio would not be less than it was immediately prior to giving effect to such transaction; and

(4) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel; provided, that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact.

(b) Without prejudice to Section 5.01(a)(3), any Indebtedness that becomes an obligation of the Issuer or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this Article 5, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with Section 4.04. For purposes of this Section 5.01, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer, on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

(c) The Successor Issuer will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture, but in the case of a lease of all or substantially all its assets, the predecessor company will not be released from its obligations under this Indenture or the Notes.

(d) Any Guarantor may, directly or indirectly, consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any non-Guarantor in compliance with this Indenture, provided that the successor company (if not the Guarantor) will expressly assume all the obligations of the Guarantor under the Notes Guarantee by executing and delivering to the Trustee a supplemental indenture, and provided further that immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Section 5.02 General.

Notwithstanding the foregoing, this Article 5 shall not restrict (and shall not apply to): (i) any Restricted Subsidiary from consolidating with, merging or liquidating into or assigning, transferring, leasing or otherwise disposing of all or substantially all of its properties and assets to the Issuer, a Guarantor or any other Restricted Subsidiary; (ii) the Issuer or any Restricted Subsidiary from implementing a Permitted Reorganization; (iii) any Guarantor from merging or liquidating into or transferring all or part of its properties and assets to the Issuer or another Guarantor; (iv) any consolidation or merger of the Issuer into any Guarantor; provided that, if the Issuer is not the surviving entity of such merger or consolidation, the relevant Guarantor will assume the obligations of the Issuer under the Notes and this Indenture and Section 5.01(a)(1) and Section 5.01(a)(3) shall apply to such transaction; and (v) the Issuer or any Guarantor consolidating into or merging or combining with, or transferring all or substantially all of its assets to or becoming a direct or indirect Subsidiary of, an Affiliate incorporated or organized for the purpose of changing the legal domicile of such entity, reincorporating such entity in another jurisdiction, or changing the legal form of such entity; provided, however, that Section 5.01(a)(1) and Section 5.01(a)(4) shall apply to any such transaction.

The foregoing provisions of this Article 5 shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

(a) Each of the following is an “Event of Default”:

(1) default in any payment of interest on any Note when due and payable, continued for 30 days;

(2) default in the payment of the principal amount of or premium, if any, on any Note issued under this Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Issuer or any Guarantor to comply for 60 days (or, in the case of an obligation set out in Section 4.02, 120 days) after written notice by the Trustee on behalf of the Holders or by the Holders of at least 30% in aggregate principal amount of the outstanding Notes with any agreement or obligation contained in this Indenture;

(4) the occurrence of a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary) (or the payment of which is Guaranteed by the Issuer or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary)) other than Indebtedness owed to the Issuer or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(A) is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness (“payment default”); or

(B) results in the acceleration of such Indebtedness prior to its stated final maturity (the “cross acceleration provision”),

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default of principal at its stated final maturity (after giving effect to any applicable grace periods) or the maturity of which has been so accelerated, aggregates €50.0 million or more at any one time outstanding;

(5) other than on a solvent basis, the Issuer or a Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law (A) (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for any substantial part of its property,

(iv) makes a general assignment for the benefit of its creditors, or (v) takes any comparable action under any foreign laws relating to insolvency; or (B) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Issuer any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary in an involuntary case, (ii) appoints a Custodian of the Issuer, any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or for all or substantially all of the property of the Issuer, any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, (iii) orders the liquidation of the Issuer, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or (iv) any similar relief is granted under any foreign laws, and any such order or decree remains unstayed and in effect for 60 consecutive days (the “bankruptcy provisions”);

(6) failure by the Issuer or a Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of €50.0 million other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days (after receipt of notice as described in Section 6.01(b)) after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed (the “judgment default provision”); and

(7) any Notes Guarantee of a Guarantor that is a Significant Subsidiary (or group of Guarantors that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary) ceases to be in full force and effect, other than in accordance with the terms of such Notes Guarantee, this Indenture.

(b) However, a Default under Section 6.01(a)(4) or Section 6.01(a)(6) will not constitute an Event of Default until the Trustee or the Holders of at least 30% in aggregate principal amount of the outstanding Notes notify the Issuer of the Default.

Section 6.02 Acceleration.

(a) If an Event of Default (other than an Event of Default described in Section 6.01(a)(5)) occurs and is continuing, the Trustee, by written notice to the Issuer or the Holders of at least 30% in principal amount of the outstanding Notes, by written notice to the Issuer and the Trustee may, and the Trustee (subject to certain conditions) at the request of such Holders shall, declare the principal of and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(4) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the Event of Default or payment default triggering such Event of Default pursuant to Section 6.01(a)(4) shall be remedied or cured, or waived by the holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto and the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction.

(b) If an Event of Default described in Section 6.01(a)(5) occurs and is continuing, the principal of and accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

Section 6.03 Other Remedies.

(a) If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium on, if any, interest or Additional Amounts, if any, on, the Notes or to enforce the performance of any provision of the Notes or this Indenture.

(b) The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of Notes in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

(a) The Holders of a majority in principal amount of the outstanding Notes under this Indenture may waive all past or existing Defaults or Events of Default (except an Event of Default set forth in Sections 6.01(a)(1) or 6.01(a)(2) which may only be waived with the consent of Holders of not less than 90% of the aggregate principal amount of the outstanding Notes) and rescind any such acceleration with respect to such Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

(b) (i) If a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in Section 4.02 or otherwise to deliver any notice or certificate pursuant to any other provision of this Indenture shall be deemed to be cured upon the delivery (prior to acceleration in respect of such breach) of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in this Indenture.

Section 6.05 Control by Majority.

Except as otherwise set forth herein, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. In the event an Event of Default has occurred and is continuing, of which a Responsible Officer of the Trustee has actual notice, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under this Indenture, the Trustee will be entitled to indemnification and/or security satisfactory to the Trustee in its sole discretion against all fees, losses, liabilities and expenses caused by taking or not taking such action.

Section 6.06 Limitation on Suits.

The Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity and/or security satisfactory to the Trustee in its sole discretion against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(1) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security and/or indemnity satisfactory to the Trustee in its sole discretion against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the written request and the offer of security and/or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60 day period.

Section 6.07 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a)(1) or (2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of principal of, interest and Additional Amounts, if any, remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any amounts due to the Trustee under Section 7.06.

If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding in its own name for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon the Notes, wherever situated.

Section 6.08 Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 7.06. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.09 Priorities.

To the extent applicable, if the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

First: to the Trustee, the Agents and their agents and attorneys for amounts due under Section 7.06, including payment of all compensation, disbursements, expenses and liabilities Incurred, and all advances made, by the Trustee and the costs and expenses of collection and then to the Agents for amounts due to them;

Second: to Holders for amounts due and unpaid on the Notes for principal, interest and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, interest and Additional Amounts, if any, respectively; and

Third: to the Issuer, to a relevant Notes Guarantor or to such party as a court of competent jurisdiction shall direct. The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.09.

Section 6.10 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.10 does not apply to a suit by the Trustee, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

Section 6.11 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, any Guarantor, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 6.12 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07 hereof, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.13 Delay or Omission Not Waiver.

No delay or omission of the Trustee or any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.14 Enforcement by Holders.

Holders of the Notes may not enforce this Indenture or the Notes except as provided in this Indenture.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default, of which a Responsible Officer of the Trustee has actual knowledge, has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it hereunder and use the same degree of care that a prudent Person would use under the circumstances in conducting its own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustee and the Agents will be determined solely by the express provisions of this Indenture and the Trustee and the Agents need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants, duties or obligations shall be read into this Indenture against the Trustee and the Agents; and

(2) in the absence of bad faith on its part, the Trustee and the other Agents may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and the other Agents and conforming to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein) and shall be entitled to seek advice from legal counsel in relation thereto.

(c) The Trustee may not be relieved from liabilities for its own grossly negligent action, its own grossly negligent failure to act or willful misconduct, except that:

(1) this Section 7.01(c) does not limit the effect of Section 7.01(b);

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Sections 6.02, 6.04 or 6.05 hereof; provided, however, that the Trustee’s conduct does not constitute gross negligence or willful misconduct.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to this Section 7.01.

(e) No provision of this Indenture will require the Trustee or the Agents to expend or risk its own funds or incur any liability. Neither the Trustee nor the Agents will be under any obligation to exercise any of their respective rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee and the Agents security and/or indemnity satisfactory to them in their sole discretion against any loss, liability or expense.

(f) The Trustee and the Paying Agent will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held whether in trust or otherwise by the Trustee and the Paying Agent need not be segregated from other funds except to the extent required by law. No Agent shall be required to hold funds in trust.

(g) The Trustee shall not be deemed to have notice or any knowledge of any matter (including without limitation Defaults or Events of Default) unless a Responsible Officer assigned to and working in the Trustee’s corporate trust and agency department has actual knowledge thereof or unless written notice thereof is received by the Trustee in accordance with the terms of this Indenture and such notice clearly references the Notes, the Issuer or this Indenture.

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely and shall be fully protected in acting or refusing to act based upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel or other professional advisors and the written advice of such counsel, professional advisor or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by them hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and rely on their advice and will not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture; provided, however, that the Trustee’s conduct does not constitute gross negligence or willful misconduct.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer will be sufficient if signed by an Officer of the Issuer.

(f) The Trustee shall have no duty to inquire as to the performance of the covenants of the Issuer and/or its Restricted Subsidiaries (including, for the avoidance of doubt, the Issuer). In addition, the Trustee shall not be deemed to have knowledge of any Default or Event of Default except: (i) any Event of Default occurring pursuant to Section 6.01(a)(1) or Section 6.01(a)(2) (provided it is acting as Paying Agent); and (ii) any Default or Event of Default of which a Responsible Officer shall have received written notification. Delivery of reports, information and documents to the Trustee under Section 4.02 is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

(g) The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under Applicable Law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Notes.

(h) The rights, privileges, indemnities, protections, immunities and benefits given to the Trustee, including its right to be indemnified and/or secured to its satisfaction, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder and by each agent (including the Agents) in their various capacities hereunder, Custodian and other person employed to act hereunder. Absent gross negligence or willful misconduct, each Paying Agent, Registrar and Transfer Agent shall not be liable for acting in good faith on instructions believed by it to be genuine and from the proper party.

(i) In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its reasonable opinion, resolved.

(j) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by acts of war or terrorism involving the United States, the United Kingdom or any member state of the European Monetary Union or any other national or international calamity or emergency (including, but not limited to, natural disasters, acts of God, civil unrest, local or national disturbance or disaster, or the unavailability of the U.S. Federal Reserve Bank wire or facsimile or other wire or communication facility), it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(k) The Trustee is not required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Indenture or the Notes.

(l) The permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation or duty to do so.

(m) The Trustee will not be liable to any person if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(n) Notwithstanding anything else herein contained, the Trustee may refrain without liability from doing anything that would or might in its reasonable opinion be contrary to any law of any state or jurisdiction (including but not limited to the United States of America or any jurisdiction forming a part of it and England & Wales) or any directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its reasonable opinion, necessary to comply with any such law, directive or regulation.

(o) The Trustee shall not under any circumstances be liable for any consequential, special or indirect losses or punitive damages (including loss of business, goodwill, opportunity or profit of any kind) of the Issuer, any Restricted Subsidiary (including, for the avoidance of doubt, the Issuer) or any other Person (or, in each case, any successor thereto), even if advised of it in advance and even if foreseeable.

(p) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer personally or by agent or attorney.

(q) The Trustee may request that the Issuer deliver an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(r) No provision of this Indenture shall require the Trustee to do anything which, in its opinion, may be illegal or contrary to Applicable Law or regulation.

(s) The Trustee may retain professional advisors to assist them in performing their duties under this Indenture. The Trustee may consult with such professional advisors or with counsel, and the advice or opinion of such professional advisors or counsel with respect to legal or other matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by them hereunder in good faith and in accordance with the advice or opinion of such counsel.

(t) The Trustee may assume without inquiry in the absence of actual knowledge that the Issuer is duly complying with its obligations contained in this Indenture required to be performed and observed by it, and that no Default or Event of Default or other event which would require repayment of the Notes has occurred.

(u) The Trustee and the Paying Agents shall be entitled to make payments net of any taxes or other sums required by any Applicable Law to be withheld or deducted; provided that, for avoidance of doubt, the foregoing shall not affect the obligations of the Issuer under Section 4.10.

Section 7.03 Individual Rights of Trustee.

The Trustee and any of the Agents in their respective individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights they would have if they were not the Trustee and the Agents. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Section 7.09 hereof.

Section 7.04 Trustee’s Disclaimer.

The Trustee will not be responsible for and will make no representation as to the validity or adequacy of this Indenture, the Notes or any Guarantee, it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication. Nothing hereunder shall require the Trustee to file any financing or continuation statements or record any documents or instruments in any public office at any time.

Section 7.05 Notice of Defaults.

If a Default occurs and is continuing and the Trustee is informed in writing of such occurrence by the Issuer, the Trustee must give notice of the Default to the Holders within 60 days after being notified by the Issuer. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the interests of the Holders.

Section 7.06 Compensation and Indemnity.

(a) The Issuer or, upon the failure of the Issuer to pay, each Guarantor, jointly and severally, will pay to the Trustee and the Agents from time to time compensation for their acceptance of this Indenture and services hereunder as shall be agreed in writing from time to time between them. The Trustee’s and the Agents’ compensation will not be limited by any law on compensation of a trustee of an express trust. The Issuer will reimburse the Trustee and the Agents promptly upon request for all disbursements, advances and expenses properly incurred or made by it in addition to the compensation for its services. Such expenses will include the properly incurred compensation, disbursements, advances and expenses of the Trustee’s and the Agents’ agents and counsel.

(b) The Issuer and the Guarantors, jointly and severally, will indemnify the Trustee and the Agents and their respective officers, directors, employees and agents against any and all losses, liabilities or expenses (including reasonable attorneys’ fees) incurred by them arising out of or in connection with the acceptance or administration of their duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Issuer and the Guarantors (including this Section 7.06) and defending themselves against any claim (whether asserted by the Issuer, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of their powers or duties hereunder, except to the extent any such loss, liability, fee or expense may be attributable to their gross negligence or willful misconduct. The Trustee and the Agents will notify the Issuer promptly upon obtaining actual knowledge thereof of any claim for which they may seek indemnity. Failure by the Trustee and the Agents to so notify the Issuer will not relieve the Issuer or any of the Guarantors of their obligations hereunder. Except where, in the Trustee’s sole discretion, the interests of the Issuer and the Guarantors, on the one hand, and the Trustee, on the other hand, may be adverse, the Issuer or such Guarantor will defend the claim and the Trustee will provide reasonable cooperation in the defense. Any settlement which affects the Trustee may not be entered into without the written consent of the Trustee (such consent not to be unreasonably withheld), unless the Trustee is given a full and unconditional release from liability with respect to the claims covered thereby and such settlement does not include a statement or admission of fault or failure to act by or on behalf of the Trustee. The Trustee may have separate counsel of its choosing and the Issuer will pay the properly incurred fees and expenses of such counsel. Neither the Issuer nor any Guarantor need to pay for any settlement made without its written consent, which consent will not be unreasonably withheld.

(c) The obligations of the Issuer and the Guarantors under this Section 7.06 will survive the satisfaction and discharge of this Indenture.

(d) To secure the Issuer’s and the Guarantors’ payment obligations in this Section 7.06, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, premium on, if any, interest or Additional Amounts, if any, on, particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(5) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

(f) The indemnity contained in this Section 7.06 shall survive the discharge or termination of this Indenture and shall continue for the benefit of the Trustee or any Agent notwithstanding its resignation or retirement.

(g) Prior to taking any action under this Indenture, the Trustee and the Agents (as applicable) will be entitled to indemnification and/or security satisfactory to such party (in its sole discretion) against all losses, liabilities and expenses caused by taking or not taking such action.

(h) For the avoidance of doubt, the rights, privileges, protections, immunities and benefits given to the Trustee in this Article 7, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and any custodian and other Person employed to act as agent hereunder. For purposes of this Section 7.06, “Trustee” shall include any predecessor Trustee.

Section 7.07 Removal, Resignation and Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer at least 30 days’ prior to such resignation. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing and may appoint a successor Trustee. The Issuer shall remove the Trustee, or any Holder who has been a bona fide Holder for not less than six months may petition any court for removal of the Trustee and appointment of a successor Trustee, if:

(1) the Trustee fails to comply with Section 7.09;

(2) the Trustee is adjudged bankrupt or insolvent;

(3) a receiver or other public officer takes charge of the Notes, the Trustee or its property;

(4) the Trustee otherwise becomes incapable of acting as Trustee hereunder; or

(5) the Trustee has or acquires a conflict of interest not eliminated in accordance with Section 7.03.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

(d) If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, (i) the retiring Trustee (at the expense of the Issuer), the Issuer, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee or (ii) the retiring Trustee may appoint a successor Trustee at any time prior to the date on which a successor Trustee takes office, provided that such appointment shall be reasonably satisfactory to the Issuer.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.09 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will mail (or cause to be delivered) a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided that all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.06(d) hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Issuer’s obligations under Section 7.06 hereof will continue for the benefit of the retiring Trustee.

Section 7.08 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by consolidation, merger or conversion to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

Section 7.09 Eligibility; Disqualification.

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United Kingdom, or the United States of America or any State of the United States of America, that is authorized under such laws to exercise corporate trustee power and which is generally recognized as a corporation which customarily performs such corporate trustee roles and provides such corporate trustee services in transactions similar in nature to the offering of the Notes as described in the Offering Memorandum.

Section 7.10 Resignation of Agents.

Any Agent may resign and be discharged from its duties under this Indenture at any time by giving 30 days’ prior written notice of such resignation to the Trustee and Issuer. The Trustee or Issuer may remove any Agent at any time by giving 30 days’ (or such shorter period agreed between the Issuer and such Agent) prior written notice to any Agent. Upon such notice, a successor Agent shall be appointed by the Issuer, who shall provide written notice of such to the Trustee. Such successor Agent shall become the Agent hereunder upon the resignation or removal date specified in such notice. If the Issuer is unable to replace the resigning Agent within 30 days after such notice, the Agent shall deliver any funds then held hereunder in its possession to the Trustee or may apply to a court of competent jurisdiction for the appointment of a successor Agent or for other appropriate relief. The costs and expenses (including its counsels’ fees and expenses) incurred by the Agent in connection with such proceeding shall be paid by the Issuer. Upon receipt of the identity of the successor Agent, the Agent shall deliver any funds then held hereunder to the successor Agent, less the Agent’s fees, costs and expenses or other obligations owed to the Agent. Upon its resignation and delivery of any funds, the Agent shall be discharged of and from any and all further obligations arising in connection with this Indenture, but shall continue to enjoy the benefit of Section 7.06. The Agents shall act solely as agents of the Issuer, except in the event of a Default or Event of Default, in which case the Trustee may, by notice in writing to the Issuer and the relevant Agents, require that the Agents act as agents of, and take instructions exclusively from, the Trustee.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuer may at any time, at the option of its Board of Directors, elect to have either Section 8.02 or Section 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance.

Upon the Issuer’s election under Section 8.01 hereof to exercise its rights under this Section 8.02, the Issuer and, each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.05 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes Documents (including the Notes Guarantees) and this Indenture, on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Notes Guarantees), which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.06 hereof and the other

Sections of this Indenture referred to in clauses (1) and (2) of this Section 8.02, and to have satisfied all their other obligations under such Notes, the Notes Guarantees and this Indenture and cure all then existing Defaults and Events of Default (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium on, if any, interest or Additional Amounts, if any, on, such Notes when such payments are due from the trust referred to in Section 8.05 hereof;

(2) the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, as set forth in Article 2 hereof;

(3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuer’s obligations in connection therewith; and

(4) this Article 8.

Subject to compliance with this Article 8, the Issuer at its option may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in Section 6.01.

Section 8.03 Covenant Defeasance.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Issuer, the Guarantors and each Restricted Subsidiary will, subject to the satisfaction of the conditions set forth in Section 8.05 hereof, (a) be released from each of their obligations under Sections 4.02 through 4.12 and Section 5.01 (other than with respect to clauses (1), (2) and (4) of Section 5.01(a)) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes and (b) be released from the operation of Sections 6.01(a)(3) (other than with respect to clauses (1), (2) and (4) of Section 5.01(a)),6.01(a)(4), 6.01(a)(5) (other than with respect to the Issuer), 6.01(a)(6) and 6.01(a)(7) with respect to outstanding Notes on and after the date the conditions set forth in Section 8.05 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter will be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and the Notes Guarantees, the Issuer and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenants, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes and Notes Guarantees will be unaffected thereby. In addition, upon the Issuer’s election described in Section 8.01 hereof to exercise its rights under this Section 8.03, subject to the satisfaction of the conditions in Section 8.05 hereof, payments of the Notes may not be accelerated because of an Event of Default specified in Sections 6.01(a)(3) (other than with respect to clauses (1), (2) and (4) of Section 5.01(a)), 6.01(a)(4), 6.01(a)(5) (other than with respect to the Issuer), 6.01(a)(6) or 6.01(a)(7).

Section 8.04 Survival of Certain Obligations.

Notwithstanding Sections 8.02 and 8.03, the Issuer’s obligations under Sections 2.03 through 2.07, 2.10, 7.06, 7.07 and under this Article 8 shall survive until the Notes have been paid in full. Thereafter, only the Issuer’s obligations under Section 7.06 and 8.08 shall survive.

Section 8.05 Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to Notes under either Section 8.02 or 8.03 hereof, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee cash in Euro or European Government Obligations or a combination thereof for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of:

(1) an Opinion of Counsel, subject to customary assumptions and exclusions, to the effect that Holders, and beneficial owners of the Notes in their capacity as holders of the Notes, will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the U.S. Internal Revenue Service or change in applicable U.S. federal income tax law since the issuance of the Notes);

(2) an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying, defrauding or preferring any creditors of the Issuer; and

(3) an Officer’s Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent provided for or relating to legal defeasance or covenant defeasance, as the case may be, have been complied with.

Section 8.06 Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.07 hereof, cash in Euros or European Government Obligations or a combination thereof, including the proceeds thereof, deposited with the Trustee, the Paying Agent (or another person designated by the Paying Agent, collectively for purposes of this Section 8.06, the “Trustee”) pursuant to Section 8.05 hereof in respect of the Notes will be held in trust and applied by the Trustee, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of the Notes of all sums due and to become due thereon in respect of principal, premium, if any, interest and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.

The Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash in Euro, European Government Obligations or a combination thereof deposited pursuant to Section 8.05 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the applicable outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any cash in Euro, European Government Obligations or a combination thereof held by it as provided in Section 8.05 hereof which are in excess of the amount thereof that would then be required to be deposited to effect an equivalent legal defeasance or covenant defeasance.

Section 8.07 Repayment to Issuer.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium on, if any, interest or Additional Amounts, if any, on, any Note and remaining unclaimed for two years after such principal, premium, if any, interest or Additional Amounts, if any, has become due and payable shall be paid to the Issuer on its request or (if then held by the Issuer) will be discharged from such trust; and the Holder of such Notes will thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be made available to the newswire service of Bloomberg or, if Bloomberg does not operate, any similar agency, a notice stating that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of publication of such notice, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 8.08 Reinstatement.

If the Trustee or Paying Agent is unable to apply any cash, European Government Obligations, or a combination thereof in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and the Guarantors’ obligations under this Indenture and the Notes and the Notes Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided, however, that, if the Issuer makes any payment of principal of, premium on, if any, interest or Additional Amounts, if any, on, any Note following the reinstatement of its obligations, the Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

(a) Notwithstanding Section 9.02 hereof, without the consent of any Holder, the Issuer, the Trustee and the other parties thereto, as applicable, may amend or supplement any Notes Documents to:

(1) cure any ambiguity, omission, mistake, defect, error or inconsistency, or to conform any provision of this Indenture to the section entitled “Description of the Notes” as set forth in the Offering Memorandum;

(2) provide for the assumption by a successor Person of the obligations of the Issuer or a Restricted Subsidiary under any Notes Document, including, without limitation, in connection with a Permitted Reorganization;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes, provided that such uncertificated Notes are in registered form for purposes of Section 163(f) of the Code;

(4) add to the covenants or provide for a Notes Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Issuer or any Restricted Subsidiary;

(5) make any change that would provide additional rights or benefits to the Trustee or the Holders or make any change (including changing the ISIN or other identifying number on any Notes) that does not adversely affect the rights of any Holder in any material respect;

(6) make such provisions as necessary (as determined in good faith by the Issuer) for the issuance of Additional Notes that may be issued in compliance with this Indenture;

(7) provide for any Restricted Subsidiary to provide a Notes Guarantee in accordance with Section 4.04 or Section 4.08, to add security to or for the benefit of the Notes, or to add Notes Guarantees with respect to the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Notes Guarantee or Lien with respect to or securing the Notes when such release, termination, discharge or retaking is provided for under this Indenture;

(8) conform the text of this Indenture or the Notes to any provision of the section entitled “Description of the Notes” as set forth in the Offering Memorandum to the extent that such provision in the “Description of the Notes” was intended to be a verbatim recitation of a provision of this Indenture or the Notes;

(9) evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee pursuant to the requirements thereof or to provide for the accession by the Trustee to any Notes Document;

(10) make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including to facilitate the issuance and administration of Notes; provided, however, that (i) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (ii) such amendment does not adversely affect the rights of Holders to transfer Notes in any material respect; or

(11) comply with Section 4.05 or Article 5.

(b) In formulating its decisions on such matters, the Trustee shall be entitled to require and rely absolutely on such evidence as it deems appropriate, including Officer’s Certificates and Opinions of Counsel.

(c) The consent of the Holders is not necessary under this Indenture to approve the particular form of any proposed amendment of any Notes Document. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under this Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender.

Section 9.02 With Consent of Holders of Notes.

(a) Except as otherwise set forth herein, the Notes Documents may be amended, supplemented or otherwise modified with the consent of Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any default or compliance with any provisions thereof may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of Holders holding not less than 90% of the then outstanding principal amount of the Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the stated rate of or extend the stated time for payment of interest on any such Note (other than provisions relating to Change of Control and Asset Dispositions);

(2) reduce the principal of, or extend the Stated Maturity of, any such Note (other than provisions relating to Change of Control and Asset Dispositions);

(3) reduce the premium payable upon the redemption of any such Note or change the time at which any such Note may be redeemed, in each case, as described in paragraphs 5 and 6 of the Notes;

(4) make any such Note payable in currency other than that stated in such Note;

(5) impair the right of any Holder to institute suit for the enforcement of any payment of principal of, or interest or Additional Amounts, if any, on such Holder’s Notes on or after the due dates therefor;

(6) make any change in Section 4.10 that adversely affects the right of any Holder of such Notes in any material respect or amends the terms of such Notes in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the applicable Payor agrees to pay Additional Amounts, if any, in respect thereof;

(7) waive a Default or Event of Default with respect to the nonpayment of principal, premium or interest or Additional Amounts, if any (except pursuant to a rescission of acceleration of the Notes by the Holders of at least a majority in principal amount of such Notes and a waiver of the payment default that resulted from such acceleration);

(8) release any Guarantor from any of its obligations under its Notes Guarantees or this Indenture, except in accordance with the terms of this Indenture; or

(9) make any change to this Section 9.02.

Section 9.03 General.

Notwithstanding anything to the contrary in Section 9.01, in order to effect an amendment authorized by clause 9.01(a)(4) to add a Guarantor under this Indenture, it shall only be necessary for the supplemental indenture providing for the accession of such additional Guarantor to be duly authorized and executed by (i) the Issuer, (ii) such additional Guarantor and (iii) the Trustee. Any other amendments permitted by this Indenture need only be duly authorized and executed by the Issuer and the Trustee.

Section 9.04 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05 Notation on or Exchange of Notes.

The Trustee may place an appropriate notation or in accordance with the procedures of Euroclear or Clearstream (as applicable) about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee or the Authenticating Agent, as the case may be, shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06 Trustee to Sign Amendments.

Upon the request of the Issuer, the Trustee will join with the Issuer and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture if the amendment or supplement does not impose any personal obligations on the Trustee or adversely affects their own rights, duties or immunities under this Indenture or otherwise. If it does, the Trustee may, but need not, sign it. In signing such amendment or supplement, the Trustee shall be entitled to receive an indemnity and/or security satisfactory to it and to receive, and (subject to Section 7.01 and Section 7.02) shall be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and that such amendment is the legally valid and binding obligation of the Issuer and the Guarantors (if any) enforceable against them in accordance with its terms, subject to customary exceptions.

ARTICLE 10

NOTES GUARANTEES

Section 10.01 Notes Guarantees.

(a) Subject to this Article 10, each of the Guarantors hereby, jointly and severally, irrevocably Guarantee, as primary obligor and not merely as surety, on a senior basis the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all payment obligations of the Issuer under this Indenture and the Notes, whether for payment of principal of, or interest on or in respect of, the Notes, fees, expenses, indemnification or otherwise. The obligations of any Guarantor will be contractually limited under its Notes Guarantee to reflect limitations under Applicable Law and the Agreed Guarantee Principles, including, among other things, with respect to general statutory limitations, financial assistance, corporate benefit and maintenance of share capital applicable to such Guarantor and its shareholders, directors and general partner (as applicable). Any Additional Notes Guarantee shall be issued on substantially the same terms as the Notes Guarantees. For purposes of this Indenture, references to the Notes Guarantees include references to any Additional Notes Guarantees and references to the Guarantors include references to any Additional Guarantors.

(b) Subject to this Article 10, the Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenant that this Notes Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Guarantors or any Custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or the Guarantors, any amount paid by either to the Trustee or such Holder, this Notes Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations Guaranteed hereby until payment in full of all obligations Guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations Guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Notes Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations Guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Notes Guarantee. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under this Notes Guarantee.

(e) The Issuer may from time to time designate a Restricted Subsidiary as an additional Guarantor of the Notes (an “Additional Guarantor” and its guarantee an “Additional Notes Guarantee”) by causing it to execute and deliver to the Trustee a supplemental indenture in the form attached to this Indenture, pursuant to which such Restricted Subsidiary will become a Guarantor.

Section 10.02 Limitation of Notes Guarantee—General.

Notwithstanding any other provision of this Indenture, the obligations of each Guarantor under its Notes Guarantee of the Notes shall be limited under the relevant laws applicable to such Guarantor and the granting of such Notes Guarantees (including laws relating to corporate benefit, capital preservation, financial assistance, fraudulent conveyances and transfers, voidable preferences or transactions under value), provided that, with respect to each jurisdiction described below, such obligations shall be limited in the manner described below or in any supplemental indenture. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that would, after giving notice to the Trustee of such maximum amount and giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article

10, not render the Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code of 1978 or any comparable provision of foreign or state law, or as otherwise required under the Agreed Guarantee Principles to comply with corporate benefit, financial assistance and other laws affecting the rights of creditors generally.

Section 10.03 Limitation of Notes Guarantee—Austria.

Nothing in the Notes Guarantee shall be construed to create any obligation (Verpflichtung) or liability (Haftung) of a Guarantor incorporated in Austria to act in violation of mandatory Austrian capital maintenance rules (Kapitalerhaltungsvorschriften) (“Austrian Capital Maintenance Rules”), including without limitation, Section 82 et seq. of the Austrian Act on Limited Liability Companies (Gesetz über Gesellschaften mit beschränkter Haftung) and/or Sections 52 and 65 et seq. of the Austrian Stock Corporation Act (Aktiengesetz), (the “Austrian Capital Maintenance Rules”), and all obligations or liabilities of a Guarantor incorporated in Austria under its Notes Guarantee shall at all times be limited so that at no time the obligations or liabilities of such Guarantor incorporated in Austria would violate Austrian Capital Maintenance Rules as a result of such Notes Guarantee. Should any obligation or liability of a Guarantor incorporated in Austria violate or contradict Austrian Capital Maintenance Rules as a result of its Notes Guarantee and therefore such Notes Guarantee be held invalid or unenforceable (in whole or in part), such obligation or liability shall be deemed to be replaced by an obligation or liability of a similar nature which is in compliance with Austrian Capital Maintenance Rules and which provides the best possible guarantee interest in favor of the Holders. By way of example, should it be held that any obligation or liability under this Notes Guarantee contradicts Austrian Capital Maintenance Rules, the obligations and liabilities of a Guarantor incorporated in Austria under its Notes Guarantee shall be reduced to a maximum amount which is permitted pursuant to Austrian Capital Maintenance Rules.

Section 10.04 Limitation of Notes Guarantee—Belgium.

The guarantee, indemnity and other obligations of a Guarantor incorporated and existing under Belgian law (a “Belgian Guarantor”) under the Finance Documents (as defined in the Revolving Credit Facility Agreement) and the Notes Documents shall not include any liability which would constitute unlawful financial assistance within the meaning of Article 629 (or its equivalent) of the Belgian Companies Code and shall be limited, at any time, to a maximum aggregate amount equal to the greater of:

(a) an amount equal to 90% of such Belgian Guarantor’s net assets (as determined in accordance with the Belgian Companies Code and accounting principles generally accepted in Belgium, but not taking intra-group debts into account as debts) as shown by the latest audited financial statements publicly available on the date of this Indenture;

(b) an amount equal to 90% of such Belgian Guarantor’s net assets (as determined in accordance with the Belgian Companies Code and accounting principles generally accepted in Belgium, but not taking intra-group debts into account as debts) as shown by the latest audited financial statements publicly available on the date on which the relevant demand is made; and

(c) the aggregate amount outstanding on the day prior to the date on which the relevant demand is made of any intra-group loans or facilities made to such Belgian Guarantor by the Issuer or any Restricted Subsidiary of the Issuer using all or part of the proceeds of the Notes (whether or not such intra-group loan is retained by such Belgian Guarantor for its own purposes or on-lent to the Issuer or another Restricted Subsidiary of the Issuer).

Section 10.05 Limitation of Notes Guarantee—France.

Notwithstanding anything to the contrary in the Notes Guarantee provided by a French company, pursuant to this Article 10, such Notes Guarantee will be subject to the following limitations:

(a) the obligations and liabilities of a French company under such Notes Guarantee will not include any obligation or liability which if incurred would constitute the provision of financial assistance within the meaning of article L. 225 -216 of the French Code de commerce and/or would constitute a “misuse of corporate assets or powers” within the meaning of article L.241-3 or L.242-6 of the French Code de commerce or any other law or regulations having the same effect, as interpreted by French courts; and

(b) the obligations and liabilities of a French company under such Notes Guarantee for the obligations of a parent company shall be limited, at any time, to an amount equal to the amount (if any) directly or indirectly on-lent or otherwise provided to the French company and/or any subsidiary(ies) of such French company under intercompany loan or similar arrangements and outstanding at the date a payment is to be made by such French company under its Notes Guarantee, it being specified that any payment made by a French company under its Notes Guarantee shall automatically reduce pro tanto the outstanding amount of the relevant intercompany loans or similar arrangements due by such French company to the parent company or its subsidiary(ies).

(c) It is acknowledged that no French Guarantor is acting jointly and severally with the other Guarantors and that no French Guarantor shall be considered as “co-debiteur solidaire” as to its obligations pursuant to the guarantee given pursuant to this Article 10.

Section 10.06 Limitation of Notes Guarantee—Germany.

If a Notes Guarantee is given by a Guarantor incorporated in the Federal Republic of Germany in the legal form of a limited liability company (Gesellschaft mit beschränkter Haftung (GmbH)) (a “German GmbH Guarantor”), the following shall apply:

(a) The Trustee shall be entitled to enforce the Notes Guarantee against the relevant German GmbH Guarantor without limitation in respect of:

(1) all and any amounts which are owed under this Indenture by such German GmbH Guarantor itself or by any of its Subsidiaries; and

(2) all and any amounts which correspond to funds that have been borrowed under this Indenture to the extent on-lent or otherwise passed on to, or issued for the benefit of, the relevant German GmbH Guarantor or any of its Subsidiaries, or for the benefit of any of their creditors and in each case not repaid and outstanding from time to time (clauses 10.06(a)(1) and 10.06(a)(2) are collectively referred to as the “Unlimited Enforcement Events”).

(b) Beyond the Unlimited Enforcement Events, the Notes Guarantee shall not be enforced against the relevant German GmbH Guarantor if and to the extent that:

(1) the Notes Guarantee secures the obligations of a debtor which is (x) a direct or indirect shareholder of the German GmbH Guarantor or (y) an affiliated company (verbundenes Unternehmen) within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz) of a shareholder of the German GmbH Guarantor (other than the German GmbH Guarantor and its Subsidiaries) (the “Up-Stream and/or Cross-Stream Guarantee”); and

(2) the enforcement would have the effect of (x) reducing the German GmbH Guarantor’s net assets (Reinvermögen) to an amount of less than its stated share capital (Stammkapital) or, if the net assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and (y) thereby causing a violation of the capital maintenance requirements as set forth in section 30, para. 1 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) as amended from time to time provided that the amount of the stated share capital to be taken into consideration shall be the amount registered in the commercial register at the date hereof, and any increase of the stated share capital registered after the date of this Indenture shall only be taken into account if such increase has been effected with the prior written consent of the Trustee (such consent shall not be unreasonably withheld).

(c) The net assets shall be calculated as an amount equal to the sum of the values of the German GmbH Guarantor’s assets (consisting of all assets which correspond to the items set forth in section 266 sub-section (2) A, B and C of the German Commercial Code (Handelsgesetzbuch) less the aggregate amount of the German GmbH Guarantor’s liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 sub-section (3) B, C and D of the German Commercial Code), save that:

(1) any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that can be realized shall be taken into account with its market value, to the extent that such assets are not necessary for the relevant German GmbH Guarantor’s business (nicht betriebsnotwendig) and to the extent that such realization is necessary to satisfy the amount owed under the Note Guarantee (for the purpose of this clause a book value being significantly lower than the market value shall as a general rule be assumed if the book value is 35% lower than the market value);

(2) obligations under loans provided to the German GmbH Guarantor by any member of the Group shall not be taken into account as liabilities as far as such loans are subordinated by law or by contract at least to the claims of the unsubordinated creditors of the German GmbH Guarantor; and

(3) obligations under loans or other contractual liabilities incurred by the German GmbH Guarantor in a culpable (schuldhaft) violation of the provisions of this Indenture shall not be taken into account as liabilities.

The net assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and, to the extent such accounting principles provide for discretion, be based on the same principles that were applied by the German GmbH Guarantor in the preparation of its most recent annual balance sheet (Jahresbilanz) and, in any event, in accordance with the jurisprudence from time to time of the German Federal Court of Justice (Bundesgerichtshof) relating to the protection of liable capital under Sections 30 and 31 of the German Limited Liability Companies Act.

(d) The limitations set out in Section 10.06(b) shall only apply if:

(1) the German GmbH Guarantor delivers to the Trustee, without undue delay but not later than within 10 Business Days (or such longer period as has been agreed between the German GmbH Guarantor and the Trustee) after receipt of a request for payment under the Notes Guarantee by the Trustee, a determination prepared by the German GmbH Guarantor’s management stating which amount of the Up-Stream and/or Cross-Stream Guarantee cannot be enforced as it would cause the net assets of the relevant German GmbH Guarantor being less than its stated share capital or, if the net assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and why such enforcement would lead to a violation of the capital maintenance rules as set forth in section 30, para. 1 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) (taking into account the adjustments set out in Section 10.06(c)) (the “Management Determination”); and

(2) provided that the Trustee (acting reasonably) disagrees with the Management Determination, the German GmbH Guarantor delivers to the Trustee, without undue delay but not later than within 20 Business Days (or such longer period as has been agreed between the German GmbH Guarantor and the Trustee) from the date the Trustee has contested the Management Determination, an up to date balance sheet prepared by a firm of auditors of international standard and reputation which shows the amount of the Up-Stream and/or Cross-Stream Guarantee that cannot be enforced without the net assets of the relevant German GmbH Guarantor becoming less than its stated share capital or, if the net assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and why such enforcement would lead to a violation of the capital maintenance rules as set forth in section 30, para. 1 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) (the “Balance Sheet”). The Balance Sheet shall be prepared in accordance with the principles set out in Section 10.06(c) and shall contain further information (in reasonable detail) relating to items to be adjusted pursuant to Section 10.06(c).

If the German GmbH Guarantor fails to deliver the Management Determination or the Balance Sheet within the aforementioned time periods, the Trustee shall be entitled to enforce the Notes Guarantee irrespective of the limitations set out in Section 10.06(c).

(e) If the Trustee disagrees with the Management Determination and/or the Balance Sheet, they shall be entitled to enforce the Notes Guarantee up to the amount which, according to the Management Determination or the Balance Sheet, as the case may be, can be enforced in compliance with the limitations set out in Section 10.06(b). In relation to any additional amounts for which the German GmbH Guarantor is liable under the Notes Guarantee, the Trustee shall be entitled to further pursue their claims (if any) and the relevant German GmbH Guarantor shall be entitled to prove that this amount is necessary for maintaining its stated share capital (calculated as of the date the demand under the Notes Guarantee was made).

(f) No reduction of the amount enforceable under this Section 10.06 will prejudice the right of the Trustee to continue enforcing the Notes Guarantee (subject always to the operation of the limitations set out in this Section 10.06 at the time of such enforcement) until full satisfaction to the claims guaranteed.

Section 10.07 Limitation of Notes Guarantee—Republic of Ireland.

No Notes Guarantee shall apply to any liability to the extent that it would result in such Notes Guarantee constituting unlawful financial assistance within the meaning of Section 82 of the Companies Act 2014 of Ireland (as amended) or any equivalent and applicable provisions under the laws of any relevant jurisdiction.

Section 10.08 Limitation of Notes Guarantee—Spain.

The obligations and liabilities of a Guarantor incorporated under the laws of the Kingdom of Spain (the “Spanish Guarantor”) do not apply to any liability to the extent that it would result in the Notes Guarantee of a Spanish Guarantor constituting unlawful financial assistance within the meaning of section 150 of the Spanish Companies Law or any equivalent and applicable provision under the laws of the Kingdom of Spain.

In particular, the obligations under a Notes Guarantee granted by a Spanish Guarantor shall not extend to any use of the proceeds of the Notes for the purpose of acquiring shares representing the share capital of such Guarantor or its parent company, or refinancing a previous debt incurred for the acquisition of shares representing the share capital of such Guarantor or its parent company; and shall be deemed not to be undertaken or incurred by the Guarantor to the extent that the same would constitute unlawful financial assistance within the meaning of Article 150 of the Spanish Companies Law, and, in that case, all provisions of such Notes Guarantee shall be construed accordingly in the sense that in no case can any Notes Guarantee given by the Spanish Guarantor secure repayment of the above-mentioned funds.

Section 10.09 Limitation of Notes Guarantee—Sweden.

The obligations of a Swedish Guarantor in its capacity as Guarantor under this Article 10 in respect of obligations owed by parties other than itself and its wholly-owned subsidiaries (as defined in the Swedish Companies Act (Aktiebolagslagen (2005:551)) shall be limited if (and only if) and to the extent required by an application of the provisions of the Swedish Companies Act regulating distribution of assets (including profits and dividends and any other form of transfer of value (värdeöverföring) within the meaning of the Swedish Companies Act) provided that all steps open to such Swedish Guarantor and all its shareholders to authorize its obligations under this Indenture have been taken. It is agreed that the obligations of a Swedish Guarantor in its capacity as Guarantor under this Article 10 only applies to the maximum extent permitted by the above mentioned provisions of the Swedish Companies Act.

Section 10.10 Additional Guarantor Limitations.

The Notes Guarantee of any Restricted Subsidiary who executes and delivers a supplemental indenture in the form attached hereto and becomes a Guarantor hereunder after the Issue Date is subject to any limitations relating to such Restricted Subsidiary set forth above and/or as otherwise set forth in the relevant supplemental indenture.

Section 10.11 Execution and Delivery of Notes Guarantee.

Neither the Issuer nor any Guarantor shall be required to make a notation on the Notes to reflect any Notes Guarantee or any release, termination or discharge thereof.

Each Guarantor agrees that its Notes Guarantee set forth in Section 10.01 hereof will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Notes Guarantee.

Section 10.12 Release of Notes Guarantees.

(a) The Notes Guarantee of a Guarantor will terminate and be released:

(1) upon (x) a sale or other disposition (including by way of consolidation or merger) of any Capital Stock of the relevant Guarantor (whether by direct sale or sale of a holding company of such Guarantor as a result of which such Guarantor would no longer be a Restricted Subsidiary), or (y) the sale or disposition of all or substantially all the assets of the Guarantor (including by way of merger, consolidation, amalgamation or combination), in each case, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, and as otherwise permitted by this Indenture;

(2) upon the designation in accordance with this Indenture of the Guarantor as an Unrestricted Subsidiary;

(3) upon legal defeasance, covenant defeasance or satisfaction and discharge of the Notes in accordance with this Indenture, as provided in Article 8 and Article 11;

(4) as described in Article 9;

(5) as described in Section 4.08(b);

(6) as a result of a transaction permitted by Article 5;

(7) in connection with a Permitted Reorganization; or

(8) upon the full and final payment and performance of all obligations of the Issuer and the Guarantors under this Indenture and the Notes.

(b) Upon any occurrence giving rise to a release of a Notes Guarantee as specified in this Section 10.12, the Trustee shall take all necessary actions reasonably requested by the Issuer, to effect any such release, discharge or termination in respect of such Notes Guarantee, subject to customary protections and indemnifications. Neither the Issuer, the Trustee nor any Guarantor will be required to make a notation on the Notes to reflect any such release, discharge or termination.

(c) Any Guarantor not released from its obligations under its Notes Guarantee as provided in this Section 10.12 will remain liable for the full amount of principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article 10.

ARTICLE 11

SATISFACTION AND DISCHARGE

Section 11.01 Satisfaction and Discharge.

This Indenture will be discharged and cease to be of further effect (except as to surviving rights of transfer or exchange of the Notes and the rights of the Trustee, as expressly provided for in Sections 2.03 through 2.08, 7.06 and 7.07) as to all Notes when (1) either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Issuer) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer; (2) the Issuer has deposited or caused to be deposited with the Trustee, the Paying Agent or another Person designated by the Paying Agent, money in Euros or European Government Obligations, or a combination thereof, as applicable, in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit only required to be deposited on or prior to the date of redemption, and any deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such deficit that confirms that such deficit shall be applied toward such redemption; (3) the Issuer has paid or caused to be paid all other sums payable under this Indenture; (4) the Issuer has delivered irrevocable instructions to the Trustee, the Paying Agent or another Person designated by the Paying Agent to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and (5) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent under this Article 11 have been complied with; provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (1), (2), (3) and (4)) to the Trustee and Paying Agent (which request may be in the applicable notice of redemption or pursuant to the above referenced Officer’s Certificate). If requested in writing by the Issuer, the Trustee, the Paying Agent or another Person designated by the Paying Agent, shall distribute to the Holders any amounts deposited prior to Stated Maturity or the redemption date, as the case may be; provided, however, that the Holders shall receive at least three Business Days’ notice prior to such distribution. For the avoidance of doubt, the distribution and payment to Holders prior to the maturity or redemption date as set forth above shall not include any negative interest, present value adjustment, break cost or any other additional premium on such amounts. To the extent the Notes are represented by a global note deposited with a depositary for a clearing system, any payment to the beneficial holders holding interests as a participant of such clearing system shall be subject to the then applicable procedures of the clearing system.

Section 11.02 Application of Trust Money.

Subject to the provisions of Section 8.07, all money deposited with the Trustee pursuant to Section 11.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal of, premium on, if any, interest and Additional Amounts, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent (or such entity designated or appointed (as Agent for the Trustee) by the Trustee for this purpose) (i) is unable to apply any cash in Euro, European Government Obligations or a combination thereof or in accordance with Section 11.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, or (ii) fails to receive from the Issuer funds sufficient to pay and discharge the entire Indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, Applicable Premium and interest, as of the applicable redemption date or Stated Maturity, as applicable, the Issuer’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01; provided that if the Issuer has made any payment of principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the cash in Euro, European Government Obligations or a combination thereof held by the Trustee or Paying Agent.

ARTICLE 12

MISCELLANEOUS

Section 12.01 Notices.

(a) Any notice or communication by the Issuer, any Guarantor, the Trustee or any Agent to the others is duly given if in writing and delivered in Person or by first-class mail (registered or certified, return receipt requested), facsimile transmission, electronic delivery or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Issuer or any Guarantor:

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands

Attention:        Jaap Camman

Tel:                  +31 20 8807 620

Email:              jaapc@interxion.com

in each case above, with a copy to:

Latham & Watkins (London) LLP

99 Bishopsgate

London EC2M 3XF

United Kingdom

Fax: +44 20 7374 4460

Attention: Tracy K. Edmonson

If to the Trustee or Paying Agent:

The Bank of New York Mellon, London Branch

One Canada Square

London E14 5AL

Fax: +44 20 7964 2536

Email: CORPSOV1@bnymellon.com

Attention: Corporate Trust Administration

If to the Transfer Agent or Registrar:

The Bank of New York Mellon SA/NV, Luxembourg Branch

Vertigo Building, Polaris

2-4 Rue Eugène Rupert, L-2453

Luxembourg

Fax: +352 24 52 4204

Email: LUXMB_SPS@bnymellon.com

Attention: Structured Product Services

The Issuer, any Guarantor, the Trustee or any Agent, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

(b) If and for so long as the Notes are listed on the Official List of the Exchange and if and to the extent the rules of the Exchange so require, notices of the Issuer with respect to the Notes will be sent to the Exchange. In addition, all notices to Holders of Notes will be validly given if electronically delivered or mailed to them at their respective addresses in the register of the Holders, if any, maintained by the Registrar. For so long as any Notes are represented by Global Notes, all notices to Holders will be delivered to Euroclear and Clearstream in accordance with the Applicable Procedures, delivery of which shall be deemed to satisfy the requirements of this Section 12.01, which will give such notices to the Holders of Book-Entry Interests.

If the Issuer mails a notice or communication to Holders or delivers a notice or communication to holders of Book-Entry Interests, it shall mail a copy to the Trustee and each Agent at the same time.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed, such notice shall be deemed to have been given on the later of such publication and the third day after being so mailed. Any notice or communication mailed to a Holder shall be mailed to such Person by first-class mail or other equivalent means and shall be sufficiently given to such Holder if so mailed within the time prescribed. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it. If a notice or communication is given in via Euroclear or Clearstream, it is duly given on the day the notice is given to Euroclear or Clearstream.

All notices and communications shall be in the English language or accompanied by a translation into English certified as being a true and accurate translation. In the event of any discrepancies between the English and other than English versions of such notices or communications, the English version of such notice or communication shall prevail.

In no event shall an Agent, the Trustee or any other entity of The Bank of New York Mellon, London Branch be liable for any claims, losses, liabilities, damages, costs, expenses and judgments (including legal fees and expenses) to any party arising from the Trustee, an Agent or any Bank of New York Mellon entity receiving or transmitting any data from the Issuer, any authorized person or any party to this Indenture via any non-secure method of transmission or communication, such as, but without limitation, by facsimile or email.

Section 12.02 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer to the Trustee to take or refrain from taking any action under this Indenture, the Issuer shall furnish to the Trustee:

(1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee (which must include the statements set forth in Section 12.03 hereof) stating that, in the opinion of the signers, all conditions precedent , provided for in this Indenture relating to the proposed action have been satisfied; and

(2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which must include the statements set forth in Section 12.03 hereof) stating that, in the opinion of such counsel, all such conditions precedent, if any, provided for in this indenture have been satisfied.

Section 12.03 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 12.04 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 12.05 Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

Each of the parties hereto irrevocably agrees that any suit, action or proceeding arising out of, related to, or in connection with this Indenture, the Notes and the Notes Guarantees or the transactions contemplated hereby, and any action arising under U.S. federal or state securities laws, may be instituted in any U.S. federal or state court located in the State and City of New York, Borough of Manhattan; irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding; and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. The Issuer and each of the Guarantors has appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011, United States as its authorized agent upon whom process may be served in any such suit, action or proceeding which may be instituted in any U.S. federal or state court located in the State and City of New York, Borough of Manhattan arising out of or based upon this Indenture, the Notes and the Notes Guarantees or the transactions contemplated hereby or thereby, and any action brought under U.S. federal or state securities laws (the “Authorized Agent”). The Issuer and each of the Guarantors expressly consents to the jurisdiction of any such court in respect of any such action and waives any other requirements of or objections to personal jurisdiction with respect thereto and waives any right to trial by jury. Such appointment shall be irrevocable unless and until replaced by an agent reasonably acceptable to the Trustee. The Issuer and each of the Guarantors represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Issuer agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Issuer shall be deemed, in every respect, effective service of process upon the Issuer and any Guarantor.

Section 12.06 No Personal Liability of Directors, Officers, Employees and Shareholders.

No director, manager, officer, employee, incorporator or shareholder of the Issuer or any of its Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuer or any Guarantor under the Notes Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Section 12.07 Governing Law.

This Indenture and the Notes, and the rights and duties of the parties thereunder, shall be governed by and construed in accordance with the laws of the State of New York. For the avoidance of doubt, the governing law of this Indenture and the Notes may be amended with the consent of Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Section 12.08 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.09 Successors.

All agreements of the Issuer and Issuer in this Indenture and the Notes will bind their respective successors. All agreements of the Trustee in this Indenture will bind its successors. All agreements of each Guarantor in this Indenture will bind its successors, except as otherwise provided in Section 10.12 hereof.

Section 12.10 Severability.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 12.11 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, but all of them together represent the same agreement.

Section 12.12 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 12.13 Currency Indemnity and Calculation of Euro-Denominated Restrictions.

(a) Euro is the sole currency of account and payment for all sums payable by the Issuer and the Guarantors, if any, under or in connection with the Notes and the Notes Guarantees, if any, including damages. Any amount received or recovered in any other currency, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer, any Guarantor or otherwise by any Holder or by the Trustee, in respect of any sum expressed to be due to it from the or a Guarantor will only constitute a discharge to the Issuer or such Guarantor, as applicable, to the extent of the Euro amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

(b) If that Euro amount is less than the Euro amount expressed to be due to the recipient or the Trustee under any Note, the Issuer and the Guarantors will indemnify them against any loss sustained by such recipient or the Trustee as a result. In any event, the Issuer and the Guarantors will indemnify the recipient or the Trustee on a joint and several basis against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein for the Holder of a Note or the Trustee to certify in a manner reasonably satisfactory to the Issuer (indicating the sources of information used) the loss it Incurred in making any such purchase. These indemnities constitute a separate and independent obligation from the Issuer’s and the Guarantors’ other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any Holder of a Note or the Trustee (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any Notes Guarantee, or to the Trustee.

(c) Except as otherwise specifically set forth herein, for purposes of determining compliance with any Euro-denominated restriction herein, the Euro Equivalent amount for purposes hereof that is denominated in a non-Euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-Euro amount is Incurred or made, as the case may be.

Section 12.14 Prescription.

Claims against the Issuer or any Guarantor for the payment of principal or Additional Amounts, if any, on the Notes will be prescribed six years after the applicable due date for payment thereof. Claims against the Issuer or any Guarantor for the payment of interest on the Notes will be prescribed six years after the applicable due date for payment of interest.

Section 12.15 Additional Information.

Upon written request by any Holder or a holder of a Book-Entry Interest to the Issuer at the address set forth in Section 12.01, the Issuer will mail or cause to be mailed, by first-class mail, to such Holder or holder (at the expense of the Issuer) a copy of this Indenture or any other Notes Document.

Section 12.16 Legal Holidays.

If the due date for any payment in respect of any Notes is not a Business Day, at the place at which such payment is due to be paid, the Holder thereof will not be entitled to payment of the amount due until the next succeeding Business Day, at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

Section 12.17 Authorized Signatories.

The Issuer will furnish to the Paying Agent on the date of this Indenture a list of the Issuer’s authorized signatories.

Section 12.18 Agreement and Acknowledgement with Respect to the Exercise of the Bail-in Power.

(a) Notwithstanding and to the exclusion of any other term of this Indenture or any other agreements, arrangements, or understandings between or among any of the parties to this Indenture, each of the parties to this Indenture acknowledges, accepts, and agrees that a BRRD Liability (as defined below) arising under this Indenture may be subject to the exercise of Bail-in Powers (as defined below) by the Relevant Resolution Authority (as defined below), and acknowledges, accepts, and agrees to be bound by:

(1) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a BRRD Party (the “Relevant BRRD Party”) to it under this Indenture, that (without limitation) may include and result in any of the following, or some combination thereof:

(A) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(B) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Relevant BRRD Party or another person (and the issue to or conferral on it of such shares, securities or obligations);

(C) the cancellation of the BRRD Liability; and

(D) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and (2) the variation of the terms of this Indenture, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

(b) For purposes of this Section 14.23:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in relation to the relevant Bail-in Legislation; “BRRD” means Directive 2014/59/EU, as amended, establishing a framework for the recovery and resolution of credit institutions and investment firms;

“BRRD Liability” means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-In Legislation may be exercised;

“BRRD Party” means the Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar and Transfer Agent under this Indenture;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the Relevant BRRD Party.

(Signatures on following page)

SIGNATURES

Dated as of the date first written above.

INTERXION HOLDING N.V., as the Issuer

By:	/s/ David C. Ruberg
Name: David C. Ruberg
Title: Chief Executive Officer

INTERXION BELGIUM NV, as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION CARRIER HOTEL LIMITED, as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION DATACENTERS B.V., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

(Signature page to the Indenture)

INTERXION DEUTSCHLAND GMBH, as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION ESPANA, S.A., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION FRANCE SAS, as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Directeur Général

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman, P.O.A. Fabrice Coquio
Title: Président

INTERXION HEADQUARTERS B.V., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

(Signature page to the Indenture)

INTERXION IRELAND DESIGNATED ACTIVITY COMPANY, as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION NEDERLAND B.V., as a Guarantor

By:	/s/ Michael van den Assem
Name: Michael van den Assem
Title: Managing Director

INTERXION OPERATIONAL B.V., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION ÖSTERREICH GMBH, as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION REAL ESTATE HOLDING B.V., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

(Signature page to the Indenture)

INTERXION REAL ESTATE I B.V., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION REAL ESTATE X B.V., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION REAL ESTATE XIII B.V., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION REAL ESTATE XVI B.V., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

(Signature page to the Indenture)

INTERXION SCIENCE PARK B.V., as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

INTERXION SVERIGE AB, as a Guarantor

By:	/s/ Jacobus Johannes Camman
Name: Jacobus Johannes Camman
Title: Director

(Signature page to the Indenture)

THE BANK OF NEW YORK MELLON SA/NV, LUXEMBOURG BRANCH, as Registrar and Transfer Agent

By:	/s/ Marco Thuo
Name: Marco Thuo
Title: Vice President

(Signature page to the Indenture)

THE BANK OF NEW YORK MELLON, LONDON BRANCH, as Trustee

By:	/s/ Marco Thuo
Name: Marco Thuo
Title: Vice President

THE BANK OF NEW YORK MELLON, LONDON BRANCH, as Paying Agent

By:	/s/ Marco Thuo
Name: Marco Thuo
Title: Vice President

(Signature page to the Indenture)

EXHIBIT A

[Form of Face of Note]

Senior Note due 2025

[THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT) OR (B) IT IS ACQUIRING THIS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR FOR WHICH IT HAS PURCHASED SECURITIES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) WHICH IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR] [IN THE CASE OF REGULATION S NOTES: 40 DAYS] AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF THIS SECURITY) ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT IN EACH OF THE FOREGOING CASES TO ANY REQUIREMENT OF LAW THAT THE DISPOSITION OF ITS PROPERTY OR THE PROPERTY OF SUCH INVESTOR ACCOUNT OR ACCOUNTS BE AT ALL TIMES WITHIN ITS OR THEIR CONTROL AND TO COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, AND ANY APPLICABLE LOCAL LAWS AND REGULATIONS AND FURTHER SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHTS PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.]1

[1]	Use the Private Placement Legend if required by Section 2.06(f)(1) of the Indenture.

[THIS GLOBAL NOTE IS HELD BY THE COMMON DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, AND (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE OR REGISTRAR FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE.]2

[2]	Use the Global Note legend if the Note is in Global Form.

[Regulation S]/[Rule 144A]

Common Code

ISIN

Senior Note due 2025

INTERXION HOLDING N.V.

No.	€

InterXion Holding N.V., a public limited liability company incorporated under the laws of the Netherlands, for value received promises to pay to                                 or registered assigns, the principal sum of €                                     [or such greater or lesser amount as indicated in the Schedule of Increases, Decreases or Exchanges of Interests in the Global Note or adjustments made in accordance with the provisions of Euroclear or Clearstream (as applicable) in connection with transfers, exchanges, redemptions and repurchases of Notes]3 on June 15, 2025.

Interest Payment Dates: June 15 and December 15 of each year, commencing                                 .

Record Dates: June 1 and December 1.

Date:

Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place.

[3]	Use the Schedule of Increases, Decreases or Exchanges of Interests language if Note is in Global Form.

IN WITNESS WHEREOF, the parties hereto have caused this Note to be signed manually or by facsimile by the duly authorized officers referred to below.

INTERXION HOLDING N.V., as the Issuer

By:
Name:
Title:

This is one of the Notes referred to in the within-mentioned Indenture:

THE BANK OF NEW YORK MELLON, LONDON BRANCH, as Trustee

By:
Authorized Signatory

Dated:

[Back of Note]

Senior Note due 2025

INTERXION HOLDING N.V.

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1) INTEREST. InterXion Holding N.V., a public limited liability company incorporated under the laws of the Netherlands, with registered number 33301892 and registered office Scorpius 30, 2132 LR Hoofddorp, the Netherlands (the “Issuer”), promises to pay or cause to be paid interest on the principal amount of this Note at a rate of 4.75% per annum until maturity. The Issuer will pay interest, in cash, semi-annually in arrear on June 15 and December 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes will accrue from the Interest Payment Date for which interest was most recently paid or, if no interest has been paid, from the date of original issuance; provided that the first Interest Payment Date shall be                                . Each interest period shall end on (but not include) the relevant interest payment date. The Issuer will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand to the extent lawful and at a rate that is 1.00% higher than the rate of interest stipulated in this paragraph (1); it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Amounts (without regard to any applicable grace periods), from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

(2) METHOD OF PAYMENT. The Issuer will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on June 1 and December 1 immediately preceding the relevant Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium and Additional Amounts, if any, through the Paying Agent as provided in the Indenture or, at the option of the Issuer, payment of interest and Additional Amounts, if any, may be made by bank transfer to the Holders at their addresses set forth in the register of Holders; provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest, premium and Additional Amounts, if any, on, all Global Notes and all other Notes the Holders of which will have provided wire transfer instructions to the Issuer or the Paying Agent. Such payment shall be made in Euro.

(3) PAYING AGENT, REGISTRAR AND TRANSFER AGENT. Initially, The Bank of New York Mellon, London Branch will act as Paying Agent. Initially, The Bank of New York Mellon SA/NV, Luxembourg Branch, will act as the Registrar and Transfer Agent. Upon notice to the Trustee, the Issuer may change any Paying Agent, Registrar or Transfer Agent without prior notice to the Holders of such Notes.

(4) INDENTURE. (a) The Issuer issued the Notes under an indenture dated as of June 18, 2018 (the “Indenture”), among, inter alios, the Issuer and The Bank of New York Mellon, London Branch as the Trustee. The Notes are subject to all terms of the Indenture, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Notes are senior obligations of the Issuer.

(b) To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Issuer under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Guarantors have jointly and severally unconditionally guaranteed the obligations of the Issuer pursuant to the terms of the Indenture. Reference is made to the Indenture for the terms of any such Notes Guarantees, including the release, termination and discharge thereof. Neither the Issuer nor any Guarantor shall be required to make any notation on this Note to reflect any Notes Guarantee or any such release, termination or discharge.

(5) OPTIONAL REDEMPTION.

(a) Except as set forth in this paragraph (5) and paragraph (6) of this Note and Section 3.07 of the Indenture, the Notes are not redeemable at the option of the Issuer.

(b) At any time prior to June 15, 2021, the Issuer may on any one or more occasions redeem the Notes, in whole or in part, at its option, upon notice as described in paragraph (9) of this Note and Section 3.03 of the Indenture, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed to, but excluding, the redemption date.

(c) At any time and from time to time prior to June 15, 2021, the Issuer may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the Notes (including any Additional Notes), upon notice as described in paragraph (9) of this Note and Section 3.03 of the Indenture, with funds in an aggregate amount not exceeding the Net Cash Proceeds received from one or more Equity Offerings at a redemption price equal to 104.75% of the principal amount of the Notes so redeemed plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed to but excluding the redemption date; provided that:

(1) the redemption takes place not later than 180 days after the closing of the related Equity Offering; and

(2) at least 50% of the original aggregate principal amount of the Notes (including any Additional Notes) issued under the Indenture remains outstanding immediately thereafter.

(d) At any time and from time to time on or after June 15, 2021, the Issuer may on any one or more occasions redeem the Notes in whole or in part, upon notice as described in paragraph (9) of this Note and in Section 3.03 of the Indenture, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to, but excluding, the applicable redemption date and Additional Amounts, if any, if redeemed during the twelve-month period beginning on June 15 of the year indicated below:

Year	Redemption Price
2021	102.3750%
2022	101.1875%
2023, and thereafter	100.0000%

Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

(e) In connection with any tender offer for the Notes, including a Change of Control Offer or Asset Disposition Offer, if Holders of Notes of not less than 90% in aggregate principal amount of the then outstanding Notes validly tender and do not withdraw such Notes in such tender offer and the Issuer, or any third party making such a tender offer in lieu of the Issuer, purchases, all of the Notes validly tendered and not withdrawn by such Holders, all of the Holders of the Notes will be deemed to have consented to such tender or other offer and accordingly, the Issuer or such third party will have the right upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such tender offer expiration date, to redeem the Notes that remain outstanding in whole, but not in part, following such purchase at a price equal to the price offered to each other Holder of Notes (excluding any early tender or incentive fee) in such tender offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest and Additional Amounts, if any, thereon, to, but excluding, such redemption date.

(f) Any notice of redemption shall be given as set forth under paragraph (9) of this Note and Section 3.03 of the Indenture.

If the optional redemption date is on or after a record date and on or before the corresponding interest payment date, the accrued and unpaid interest up to, but excluding, the redemption date will be paid on the redemption date to the Holder in whose name the Note is registered at the close of business on such record date in accordance with the Applicable Procedures, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Issuer.

(6) REDEMPTION FOR TAXATION REASONS.

(a) The Issuer may redeem the Notes in whole, but not in part, at any time upon giving not less than 10 nor more than 60 days’ prior notice to the Holders of the Notes (which notice will be irrevocable) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Issuer determines in good faith that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction affecting taxation which becomes effective on or after the Issue Date or, if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the Issue Date, such later date; or

(2) any amendment to, introduction of, or change in an official application, administration or interpretation of such laws, treaties, regulations, official guidance or rulings (including by reason of a holding, judgment or order by a court of competent jurisdiction or a change in published administrative practice) on or after the Issue Date or, if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the Issue Date, such later date,

(each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), a Payor is, or on the next interest payment date in respect of the Notes or the Notes Guarantees, as applicable, would be, required to pay Additional Amounts with respect to the Notes or the Notes Guarantees, as applicable, and such obligation cannot be avoided by taking reasonable measures available to the Payor (including, for the avoidance of doubt, the appointment of a new Paying Agent where this would be reasonable). Notwithstanding the foregoing, the Issuer may not redeem the Notes under this provision if a Relevant Taxing Jurisdiction changes under the Indenture and the Payor is obligated to pay Additional Amounts as a result of a Change in Tax Law of the then current Relevant Taxing Jurisdiction which, at the time it became the Relevant Taxing Jurisdiction under this Indenture, had been publicly announced as being or having been formally proposed.

(b) Notice of redemption for taxation reasons will be published in accordance with the procedures described under paragraph (9) of this Note and Section 3.03 of the Indenture. Notwithstanding the foregoing, no such notice of redemption will be given earlier than 60 days prior to the earliest date on which the Payor would be obligated to make such payment of Additional

Amounts. Prior to the publication (including by electronic means) or mailing of any notice of redemption of Notes pursuant to the foregoing, the Issuer will deliver to the Trustee (a) an Officer’s Certificate stating that it is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied and that the obligation to pay Additional Amounts cannot be avoided by the relevant Payor taking reasonable measures available to it and (b) a written opinion of an independent tax counsel of recognized standing qualified under the laws of the Relevant Taxing Jurisdiction and reasonably satisfactory to the Trustee to the effect that the Payor has been or will become obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept and shall be entitled to rely on such Officer’s Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, without further inquiry, in which event it will be conclusive and binding on the Holders.

(c) The foregoing provisions will apply mutatis mutandis to any successor Person, after such successor Person becomes a party to the Indenture.

(7) SINKING FUND. The Issuer is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

(8) REDEMPTION AT MATURITY. On June 15, 2025, the Issuer will redeem the Notes that have not been previously redeemed or purchased and canceled at 100% of their principal amount, plus accrued and unpaid interest thereon and Additional Amounts, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

(9) NOTICE OF REDEMPTION. At least 10 days but not more than 60 days prior to the redemption date, the Issuer shall provide electronically or by first-class mail any notice of redemption in accordance with Section 12.01 of the Indenture, and as provided in Section 3.03 of the Indenture, to Holders at the address of such Holder appearing in the security register, or otherwise in accordance with the Applicable Procedures, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. For Notes which are represented by Global Notes held on behalf of Euroclear or Clearstream, notices may be given by delivery of the relevant notices to Euroclear or Clearstream for communication to entitled account holders in substitution for the aforesaid mailing. Notes in denominations larger than €100,000 may be redeemed in part but only in integral multiples of €1,000; provided, however, that, after giving effect to such redemption, the applicable Note shall have a denomination of no less than €100,000. If money sufficient to pay the redemption price of and accrued and unpaid interest, if any, on all Notes (or portions thereof) to be redeemed on the redemption date is deposited with the Paying Agent on or before the redemption date and certain other conditions are satisfied, on and after such redemption date interest ceases to accrue on such Notes (or such portions thereof) called for redemption.

(10) REPURCHASE AT THE OPTION OF THE HOLDER.

(a) If a Change of Control Triggering Event occurs, unless (i) a third party makes a change of control offer as described herein or (ii) the Issuer has previously or substantially concurrently therewith delivered a redemption notice with respect to all the outstanding Notes as described in paragraph (5) hereof, the Issuer will make an offer to purchase all of the Notes (equal to €100,000 or in integral multiples of €1,000 in excess thereof; provided, that Notes of €100,000 or less may only be redeemed in whole and not in part) pursuant to the offer described below (the “Change of Control Offer”) at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the date of repurchase; provided that if the repurchase date is on or after the record date and on or before the corresponding interest payment date, then Holders in whose name the Notes are registered at the close of business on such record date will receive interest on the repurchase date. No later than 60 days following any

Change of Control Triggering Event, the Issuer will provide or cause to be provided a notice of such Change of Control Offer electronically in accordance with the Applicable Procedures or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the Applicable Procedures, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 10 days and no later than the later of (x) 60 days from the date such notice is delivered and (y) the date of completion of the Change of Control Triggering Event, pursuant to the procedures required by the Indenture and described in such notice, except in the case of a conditional Change of Control Offer made in advance of a Change of Control Triggering Event as described below.

(b) The Issuer will not be required to make a Change of Control Offer following a Change of Control Triggering Event if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption of all outstanding Notes has been given pursuant to the Indenture as described in paragraph (5) hereof, unless and until there is a default in the payment of the redemption price on the applicable redemption date or the redemption is not consummated due to the failure of a condition precedent contained in the applicable redemption notice to be satisfied. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control Triggering Event; provided, however, that such Change of Control offer is conditional upon such Change of Control.

(c) In accordance with Section 4.05 of the Indenture, the Issuer will be required to offer to purchase Notes upon the occurrence of certain events, including certain Asset Dispositions.

(11) DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons attached in denominations of €100,000 or integral multiples of €1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes, duties and governmental charges required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Registrar is not required to register the transfer or exchange of any Notes (a) for a period of 15 days prior to any date fixed for the redemption of such Notes; (b) for a period of 15 days immediately prior to the date fixed for selection of such Notes to be redeemed in part; (c) for a period of 15 days prior to the record date with respect to any interest payment date applicable to such Notes; or (d) which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Disposition Offer.

(12) PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as the owner of it for all purposes.

(13) AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions (including the exceptions contained in Section 9.02 of the Indenture), the Notes Documents may be amended, supplemented or otherwise modified with the consent of Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) and, subject to certain exceptions, any default or compliance with any provisions thereof may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). In certain circumstances, the Indenture, the Notes or the Notes Guarantees may be amended or supplemented without the consent of any Holder, including to cure any ambiguity, defect or inconsistency.

(14) DEFAULTS AND REMEDIES. Events of Default and remedies are set forth in Article 6 of the Indenture.

(15) AUTHENTICATION. This Note will not be valid until authenticated by the manual or facsimile signature of the Trustee or an Authenticating Agent.

(16) ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(17) ISIN AND COMMON CODE NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused ISIN and Common Code numbers to be printed on the Notes, and the Trustee may use ISIN and Common Code numbers in notices of redemption as a convenience to Holders. No representation is made as to the correctness or accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(18) GOVERNING LAW. THE LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THIS NOTE AND THE NOTES GUARANTEES.

(19) MISCELLANEOUS. The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture or the form of Note. Requests may be made to:

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands

Attention: General Counsel

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’ s name, address and zip code)

and irrevocably appoint

to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:
Your Signature:
(Sign exactly as your name appears on the face of this Note)
Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.05 or 4.07 of the Indenture, check the appropriate box below:

☐ Section 4.05                            ☐ Section 4.07

If you want to elect to have only part of the Note purchased by the Issuer pursuant to Section 4.05 or Section 4.07 of the Indenture, state the amount you elect to have purchased (in denominations of €100,000 or integral multiples of €1,000 in excess thereof):

€

Date:

Your Signature:
(Signexactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF INCREASES, DECREASES OR EXCHANGES OF INTERESTS IN THE GLOBAL NOTE4

The following (i) increases or decreases in this Global Note or (ii) exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Registered Note, or exchanges of a part of another Global Note or Definitive Registered Note for an interest in this Global Note, have been made:

Date of Increase/Decrease/Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Registrar or Paying Agent

[4]	Use the Schedule of Increases, Decreases or Exchanges of Interests language if Note is in Global Form.

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER FOR NOTES

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands

Attention: Legal and Compliance Director

[Insert Registrar address block]

Re:     4 3⁄4% Senior Notes due 2025 of InterXion Holding N.V. (the “Notes”)

(Common Code                                ; ISIN                                )

Reference is hereby made to the Indenture, dated as of June 18, 2018 (the “Indenture”), among, inter alios, InterXion Holding N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Issuer”) and The Bank of New York Mellon, London Branch (the “Trustee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

            , (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of €             in such Note[s] or interests (the “Transfer”), to                      (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. ☐ Check if Transferee will take delivery of a Book-Entry Interest in the Rule 144A Global Note or a Definitive Registered Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or the Book-Entry Interest or Definitive Registered Note is being transferred to a Person that the Transferor or any person acting on its behalf reasonably believed and believes is purchasing the beneficial interest or the Book-Entry Interest or Definitive Registered Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act to whom notice has been given that the transfer is being made in reliance on Rule 144A in a transaction meeting the requirements of Rule 144A under the Securities Act and such Transfer is in compliance with any applicable blue sky securities laws of any state or territory of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or the Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Rule 144A Global Note and/or the Definitive Registered Note and in the Indenture and the Securities Act.

2. ☐ Check if Transferee will take delivery of a Book-Entry Interest in the Regulation S Global Note or a Definitive Registered Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a U.S. person or a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) for purposes of (1) a transaction executed pursuant to Rule 903, the transaction was executed in, on or through a physical trading floor of an established foreign securities exchange that is located outside the United States, or (2) a transaction executed pursuant to Rule 904, the transaction was executed in, on or through the facilities of a designated offshore securities market and such Transferor or any person acting on its behalf does not know that the transaction was prearranged with a buyer that is a U.S. person or a buyer in the United States, (ii) no directed selling efforts have been made in connection with the Transfer in contravention of the requirements of Rule 903(a)(2) or Rule 904(a)(2) of Regulation S under the Securities Act and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on Transfer enumerated in the Indenture and the Securities Act.

3. ☐    Check and complete if Transferee will take delivery of a Book-Entry Interest in a Global Note or a Definitive Registered Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to Book-Entry Interests in Global Notes and Definitive Registered Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ACCEPTED:

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE]

(a)	a Book-Entry Interest in the:

(i)	☐ Rule 144A Global Note ([ISIN]/[Common Code]), or

(ii)	☐ Regulation S Global Note ([ISIN]/[Common Code]); or

(b)	☐ a Rule 144A Definitive Registered Note: or

(c)	☐ a Regulation S Definitive Registered Note,

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

(a)	a Book-Entry Interest in the:

(i)	☐ Rule 144A Global Note ([ISIN]/[Common Code]), or

(ii)	☐ Regulation S Global Note ([ISIN]/[Common Code]); or

(b)	☐ a Rule 144A Definitive Registered Note: or

(c)	☐ a Regulation S Definitive Registered Note,

in accordance with the terms of this Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE FOR NOTES

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands

Attention: Legal and Compliance Director

[Insert Registrar address block]

Re:     4 3⁄4% Senior Notes due 2025 of InterXion Holding N.V. (the “Notes”)

(Common Code                            ; ISIN                                )

Reference is hereby made to the Indenture, dated as of June 18, 2018 (the “Indenture”), among, inter alios, InterXion Holding N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Issuer”) and The Bank of New York Mellon, London Branch (the “Trustee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                    , (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of €             in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1. ☐ Check if Exchange is from Book-Entry Interest in a Global Note for Definitive Registered Notes. In connection with the Exchange of the Owner’s Book-Entry Interest in a Global Note for Definitive Registered Notes in an equal amount, the Owner hereby certifies that such Definitive Registered Notes are being acquired for the Owner’s own account without transfer. The Definitive Registered Notes issued pursuant to the Exchange will be subject to restrictions on transfer enumerated in the Indenture and the U.S. Securities Act.

2. ☐ Check if Exchange is from Definitive Registered Notes for Book-Entry Interest in a Global Note. In connection with the Exchange of the Owner’s Definitive Registered Notes for Book-Entry Interest in a Global Note in an equal amount, the Owner hereby certifies that such Book-Entry Interest in a Global Note are being acquired for the Owner’s own account without transfer. The Book-Entry Interests transferred in exchange will be subject to restrictions on transfer enumerated in the Indenture and the U.S. Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Owner]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Owner owns and proposes to exchange the following:

[CHECK ONE]

(a)	a Book-Entry Interest held through Euroclear/Clearstream Account No. in the:

(i)	☐ Rule 144A Global Note ([ISIN]/[ ]), or

(ii)	☐ Regulation S Global Note ([ISIN]/[ ]); or

(b)	☐ a Definitive Registered Note.

2.	After the Exchange the Owner will hold:

[CHECK ONE]

(a)	a Book-Entry Interest held through Euroclear/Clearstream Account No. in the:

(i)	☐ Rule 144A Global Note ([ISIN]/[ ]), or

(ii)	☐ Regulation S Global Note ([ISIN]/[ ]); or

(b)	☐ a Definitive Registered Note.

in accordance with the terms of the Indenture.

EXHIBIT D

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of                 , among                , a company organized and existing under the laws of                     (the “Subsequent Guarantor”), InterXion Holding N.V. (or its permitted successor), a public limited liability company incorporated under the laws of the Netherlands (the “Issuer”), and The Bank of New York Mellon, London Branch, as Trustee.

W I T N E S S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of June 18, 2018, providing for the issuance of Senior Notes due 2025 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Subsequent Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Subsequent Guarantor shall unconditionally Guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Notes Guarantee”); and WHEREAS, pursuant to Section 9.01 of the Indenture, the Issuer and the Trustee are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Subsequent Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AGREEMENT TO GUARANTEE. The Subsequent Guarantor hereby agrees to provide an unconditional Notes Guarantee on the terms and subject to the conditions and limitations set forth in the Indenture including but not limited to the provisions of Article 10 thereof, as applicable. [In addition, pursuant to Section 10.02 of the Indenture, the obligations of the Subsequent Guarantor and the granting of its Notes Guarantee shall be limited as follows: [To be completed as appropriate and reference additional limitation clauses in Art. 10]].

(a) The Subsequent Guarantor hereby agrees that its Notes Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Notes Guarantee.

(b) If an Officer or a duly authorized signatory pursuant to a board resolution or power of attorney whose signature is on this Supplemental Indenture or on the Notes Guarantee no longer holds that office at the time the Trustee procures the authentication of the Note on which a Notes Guarantee is endorsed, the Notes Guarantee shall be valid nevertheless.

(c) Upon execution of this Supplemental Indenture, the delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Notes Guarantee set forth in this Supplemental Indenture on behalf of the Subsequent Guarantor.

3. RELEASES. Each Notes Guarantee shall be automatically and unconditionally released and discharged in accordance with Section 10.12 of the Indenture.

4. NO RECOURSE AGAINST OTHERS. No past, present or future director, officer, employee, incorporator, stockholder or agent of the Issuer or of any Subsequent Guarantor, as such, shall have any liability for any obligations of the Issuer or any Subsequent Guarantor under the Notes, the Indenture, the Notes Guarantees or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

5. THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES AND THE NOTES GUARANTEES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

6. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

8. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Subsequent Guarantor and the Issuer.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated:

[SUBSEQUENT GUARANTOR]

By:
Name:
Title:

INTERXION HOLDING N.V., as the Issuer

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, LONDON BRANCH, as the Trustee

By:
Authorized Signatory

EXHIBIT E

Agreed Guarantee Principles

1.1	The guarantees to be provided under this Indenture will be given in accordance with the principles set out in these Agreed Guarantee Principles. These principles address the manner in which the Agreed Guarantee Principles will impact on the guarantees proposed to be taken in relation to this Indenture.

1.2	These Agreed Guarantee Principles embody recognition by all parties that there may be certain legal and practical difficulties in obtaining guarantees from the Issuer and each of its Restricted Subsidiaries, from time to time (the “Group”) in every jurisdiction in which such members of the Group are incorporated. In particular:

(a)	general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules, retention of title claims and similar principles may limit the ability of a member of the Group to provide a guarantee or may require that the guarantee be limited by amount or otherwise. All guarantees will be limited to comply with all such restrictions. The Issuer will use reasonable endeavors to assist in demonstrating that adequate corporate benefit accrues to each Guarantor and otherwise overcoming such limitations;

(b)	in the case of any joint venture or non-wholly owned Subsidiary, all guarantees will be limited to comply with restrictions in the joint venture agreement, the shareholders’ agreement or the law. Reasonable endeavors shall be used by the relevant Guarantor to avoid or overcome such restrictions, however, such Guarantor will be under no further obligations thereafter;

(c)	there shall be no requirement for any member of the Group incorporated in an Excluded Jurisdiction to become a Guarantor;

(d)	Guarantors will not be required to give guarantees if that would conflict with the fiduciary duties of their directors or contravene any legal prohibition or result in a risk of personal or criminal liability on the part of any officer; provided that the relevant Guarantor shall use reasonable endeavors to overcome any such obstacle or those are addressed by customary limitation languages; and

(e)	the maximum guaranteed amount may be limited to minimize stamp duty, notarization, registration or other applicable fees, taxes and duties where the benefits of increasing the guaranteed amount is disproportionate to the level of such fee, taxes and duties.

“Excluded Jurisdiction” means Denmark and Switzerland (or any state, province, territory or other political subdivision of the foregoing).

E-1